                                                FILED PURSUANT TO RULE 424(B)(4)
                                                      REGISTRATION NO. 333-31535
                                4,000,000 SHARES

                                     [LOGO]
                                  COMMON STOCK

    ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY.

    PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. SEE "UNDERWRITING" FOR A DISCUSSION OF FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. APPROXIMATELY $5.2 MILLION OF THE NET PROCEEDS OF THIS OFFERING WILL BE USED TO REDEEM TWO-THIRDS OF A WARRANT HELD BY LEGG MASON WOOD WALKER, INCORPORATED, ONE OF THE REPRESENTATIVES OF THE UNDERWRITERS OF THIS OFFERING. SEE "RISK FACTORS--MATERIAL BENEFITS TO AN UNDERWRITER" AND "UNDERWRITING."

    THE COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "PLCE." AT THE REQUEST OF THE COMPANY, UP TO 280,000 SHARES OF COMMON STOCK HAVE BEEN RESERVED FOR SALE TO CERTAIN EMPLOYEES OF THE COMPANY AND CERTAIN OTHER PERSONS. SEE "UNDERWRITING."

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               -----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                               PRICE TO               UNDERWRITING              PROCEEDS TO
                                PUBLIC                 DISCOUNT(1)              COMPANY(2)
PER SHARE.............          $14.00                    $0.98                   $13.02
TOTAL (3).............        $56,000,000              $3,920,000               $52,080,000

(1) SEE "UNDERWRITING" FOR INFORMATION CONCERNING INDEMNIFICATION OF THE UNDERWRITERS AND OTHER MATTERS.

(2) BEFORE DEDUCTING OFFERING EXPENSES PAYABLE BY THE COMPANY, ESTIMATED AT $1,350,000.

(3) CERTAIN STOCKHOLDERS OF THE COMPANY HAVE GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 600,000 ADDITIONAL SHARES OF COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE THIS OPTION IN FULL, THE TOTAL PROCEEDS TO THE COMPANY WILL REMAIN UNCHANGED, AND THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNT AND PROCEEDS TO THE SELLING STOCKHOLDERS WILL BE $64,400,000, $4,508,000 AND $7,812,000, RESPECTIVELY.
    SEE "UNDERWRITING."

    THE SHARES OF COMMON STOCK ARE OFFERED BY THE SEVERAL UNDERWRITERS NAMED HEREIN, WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO THEIR RIGHT TO REJECT ANY ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES REPRESENTING SUCH SHARES WILL BE MADE AGAINST PAYMENT THEREFOR AT THE OFFICE OF MONTGOMERY SECURITIES ON OR ABOUT SEPTEMBER 24, 1997.

                              -------------------

MONTGOMERY SECURITIES
        DONALDSON, LUFKIN & JENRETTE
                      SECURITIES CORPORATION
                 SMITH BARNEY INC.
                          LEGG MASON WOOD WALKER

                                                      INCORPORATED

                               SEPTEMBER 18, 1997

    [The Inside Front Cover Page of the Prospectus consists of a gatefold that shows three photographs of a Company store, along with a large version of the Company's logo. On the inside of the gatefold are numerous photographs of children wearing the Company's apparel and accessories, interspersed with small versions of the Company's logo.]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS AND THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, CONTAINED ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS GIVES EFFECT TO A 120-FOR-ONE STOCK SPLIT OF THE COMMON STOCK (THE "STOCK SPLIT") AND THE CONVERSION OF ALL OUTSTANDING SHARES OF THE COMPANY'S SERIES B COMMON STOCK INTO A TOTAL OF 7,659,889 SHARES OF COMMON STOCK (THE "SERIES B CONVERSION"), BOTH OF WHICH WILL BE EFFECTED PRIOR TO CONSUMMATION OF THE OFFERING MADE BY THIS PROSPECTUS. ALL REFERENCES TO THE COMPANY'S FISCAL YEARS REFER TO THE FISCAL YEARS ENDED ON THE SATURDAY NEAREST TO JANUARY 31 OF THE FOLLOWING YEAR. FOR EXAMPLE, REFERENCES TO FISCAL 1996 SHALL MEAN THE FISCAL YEAR ENDED FEBRUARY 1, 1997.

                                  THE COMPANY

    The Children's Place Retail Stores, Inc. (the "Company") is a leading specialty retailer of high quality, value-priced apparel and accessories for newborn to twelve year old children. The Company designs, contracts to manufacture and sells its products under "The Children's Place" brand name. As of September 1, 1997, the Company operated 140 stores, primarily located in regional shopping malls in the eastern half of the United States. The Company's net sales have increased from $96.6 million in fiscal 1993 to $143.8 million in fiscal 1996 and operating income has increased from $1.4 million in fiscal 1993 to $12.8 million in fiscal 1996. In the first six months of fiscal 1997, net sales totaled $72.7 million as compared to $56.4 million in the first six months of fiscal 1996. The Company has achieved comparable store sales increases over prior years of 13.2%, 10.0% and 8.6% during fiscal 1994, 1995 and 1996, respectively, and 2.5% in the first six months of fiscal 1997. The Company defines its comparable store sales as net sales from stores that have been open for more than 14 full months and have not been substantially remodeled during that time. The Company's net sales per gross square foot have increased from $226 in fiscal 1993 to $335 in fiscal 1996. These increases are primarily the result of a merchandising and operational repositioning of the Company over the last five fiscal years under the direction of the Company's current management team. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

    In fiscal 1996, new stores for which fiscal 1996 was the first full year of operations had average net sales of $1,250,000. The average investment for these new stores, including capital expenditures (net of landlord contribution), initial inventory (net of merchandise payables) and pre-opening costs, was $371,000. New stores have generally achieved profitability within the first full quarter of operations, with average fiscal 1996 store level operating cash flow of $288,000 (23.0% of net sales) for stores for which fiscal 1996 was the first full year of operations. In fiscal 1996, these stores yielded a cash return on investment of 77.6%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    In July 1996, following a private financing in which the Company raised $37.4 million of net proceeds through the issuance of senior subordinated notes, Series B Common Stock and warrants, the Company began to implement an aggressive growth strategy designed to capitalize on its business strengths and its strong store economics. From July 1, 1996 through the end of fiscal 1996, the Company opened a total of 16 new stores, growing to 108 stores. During fiscal 1997 through September 1, 1997, the Company has opened 32 stores. The Company intends to continue its expansion program and currently plans to open approximately 15 additional stores during the remainder of fiscal 1997 and at least 60 stores in fiscal 1998. See "Business--Store Expansion Program" and "Certain Relationships and Related Transactions--1996 Private Placement."

BUSINESS STRENGTHS AND STRATEGY

    The Company believes that its value-based, proprietary brand business strategy has been and will continue to be the key to its success as a specialty retailer. The following strengths have contributed to the success of the Company's merchandising and operating strategies:

    UNIQUE PRICE-VALUE POSITIONING. By offering quality clothing and accessories under "The Children's Place" brand name at prices 20% to 30% below most of its direct mall-based competitors, the Company believes that it has built a loyal base of customers who regularly purchase from the Company as their children grow. The Company believes that the value created by the price and quality of its merchandise has enabled it to establish a unique market position. See "Business--Merchandising" and "--Sourcing and Procurement."

    MERCHANDISING STRATEGY. The Company's merchandising strategy is built on the offering of key basic items at prices which the Company believes represent exceptional values, complemented by fashion items and accessories to create a fully coordinated look. The Company designs its merchandise to present a fresh and youthful image that management believes is unique to "The Children's Place" brand. See "Business-- Merchandising" and "--Sourcing and Procurement."

    STRONG BRAND IMAGE. The Company believes that it has built a strong brand image for "The Children's Place" by (i) selling its products exclusively in its own stores, (ii) creating a uniform appearance in merchandise presentation,
(iii) providing a consistent selection of coordinated separates and accessories for children, and (iv) offering high quality products at value prices. The Company believes that these factors foster consumer loyalty to "The Children's Place" brand name. See "Business--Merchandising" and "--Company Stores."

    BROAD CONSUMER APPEAL. The Company believes that its high-quality merchandise assortment, offered at "everyday value prices" so that customers need not wait for special sales, enable it to appeal to a broad range of consumers across all socioeconomic groups and to compete successfully in a wide range of regional shopping malls, outlet centers and other locations. See "Business--Merchandising--Everyday Value Pricing" and "--Company Stores."

    VERTICALLY INTEGRATED OPERATIONS. The Company controls the design, sourcing and sale of its private label children's apparel and accessories. The Company believes that the vertical integration of its operations, from in-house design to in-store presentation, enables the Company to identify and respond to market trends, uphold rigorous product quality standards and control the cost of its merchandise. See "Business-- Merchandising" and "--Company Stores."

    EXPERT SOURCING. The Company combines management's extensive sourcing experience with a cost-based buying strategy. Management has established close, long-standing and mutually beneficial relationships with numerous manufacturers. Through these relationships and its extensive knowledge of component costs of apparel, the Company believes that it has been able to purchase high quality products at low costs. See "Business--Merchandising" and "--Sourcing and Procurement."

    PROVEN MANAGEMENT TEAM. The Company has a seasoned, highly experienced management team, with its 12 most senior members having an average of 17 years in the retail and/or apparel business and an average of eight years with the Company. The Company believes that management's substantial experience favorably positions the Company for future expansion. See "Management."

    The Company's principal executive offices are located at One Dodge Drive, West Caldwell, New Jersey 07006. Its telephone number is (973) 227-8900.

                                  THE OFFERING

Common Stock offered by the Company:....................  4,000,000 shares

Common Stock to be outstanding after
  the offering:.........................................  24,622,103 shares(1)

Use of proceeds:........................................  To repay the Company's 12% Senior Subordinated Notes, to repurchase a portion of the Company's outstanding
                                                          warrants and to reduce outstanding borrowings under the
                                                          Company's revolving credit facility.

Nasdaq National Market symbol:..........................  PLCE

------------------------

(1) Excludes 1,995,540 shares of Common Stock issuable under outstanding options, of which 577,632 are currently exercisable.

                                  RISK FACTORS

    Investors should carefully consider the risk factors relating to the Company and this offering described on pages 8 through 14 of this Prospectus. Such factors include the Company's aggressive growth strategy; changes in comparable store sales results from period to period; the Company's ability to anticipate and respond to changing merchandise trends; potential disruptions in receiving and distribution of merchandise; the Company's reliance on information systems; the Company's dependence on unaffiliated manufacturers and independent agents; the risks of using foreign manufacturers; the possible adverse impact of unaffiliated manufacturers' failure to comply with acceptable labor practices; risks of foreign currency fluctuations; the Company's dependence on key personnel; competition; possible adverse effects of future changes in the Company's proprietary credit card program; fluctuations in quarterly results and seasonality; risks associated with changing economic, regional and other business conditions; the adverse tax consequences of any inability of the Company to use certain net operating loss carryforwards; the control of the Company by certain existing stockholders; the possible adverse impact of future sales of Common Stock in the public market by existing stockholders and of certain registration rights; uncertainty as to the future existence of an active trading market for the Common Stock; possible volatility of the Company's stock price; the material benefits of the offering to an Underwriter; dilution; and the potential anti-takeover effect of certain provisions of the Company's Certificate of Incorporation and Bylaws.

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND AVERAGE NET SALES PER GROSS
                                  SQUARE FOOT)

    The following information is qualified in its entirety by the financial statements appearing elsewhere in this Prospectus.

                                                                     FISCAL YEAR ENDED(1)                     SIX MONTHS ENDED
                                                      --------------------------------------------------  ------------------------
                                                      JANUARY 29,  JANUARY 28,  FEBRUARY 3,  FEBRUARY 1,   AUGUST 3,    AUGUST 2,
                                                         1994         1995         1996         1997         1996         1997
                                                      -----------  -----------  -----------  -----------  -----------  -----------
STATEMENT OF OPERATIONS DATA:
Net sales...........................................   $  96,649    $ 107,953    $ 122,060    $ 143,838    $  56,412    $  72,737
Gross profit........................................      28,874       33,724       38,626       54,052       18,112       23,820
Operating income....................................       1,364        2,329        4,062       12,802          120          696
Interest expense, net...............................       1,150        1,303        1,925        2,884        1,182        1,815
Income (loss) before income taxes, extraordinary
  items and the cumulative effect of accounting
  change............................................         214        1,026        1,690        9,522       (1,441)      (1,225)
                                                      -----------  -----------  -----------  -----------  -----------  -----------
Provision (benefit) for income taxes(2).............          53           54           36      (20,919)          21         (492)
Extraordinary gains(3)..............................      15,169          490            0            0            0            0
Net income (loss)(4)................................   $  14,780    $   1,462    $   1,654    $  30,441    $  (1,462)   $    (733)
                                                      -----------  -----------  -----------  -----------  -----------  -----------
                                                      -----------  -----------  -----------  -----------  -----------  -----------
Pro forma net income (loss) per common share(5).....                                          $    1.28                 $   (0.03)
Pro forma weighted average common shares
  outstanding(5)....................................                                         23,804,185                23,804,185
Pro forma supplemental net income per common
  share(6)..........................................                                          $    1.24                 $    0.01

SELECTED OPERATING DATA:
Number of stores open at end of period..............          87           87           91          108           95          134
Comparable store sales increase (decrease)(7)(8)....        (2.2%)       13.2%        10.0%         8.6%         8.1%         2.5%
Average net sales per store(8)(9)...................   $   1,124    $   1,264    $   1,362    $   1,479    $     611    $     618
Average square footage per store(10)................       4,954        4,786        4,528        4,284        4,392        4,147
Average net sales per gross square
  foot(8)(11).......................................   $     226    $     259    $     292    $     335    $     138    $     146

                                                                           AT                              AT AUGUST 2, 1997
                                                   --------------------------------------------------  -------------------------
                                                   JANUARY 29,  JANUARY 28,  FEBRUARY 3,  FEBRUARY 1,                    AS
                                                      1994         1995         1996         1997        ACTUAL     ADJUSTED(12)
                                                   -----------  -----------  -----------  -----------  -----------  ------------
BALANCE SHEET DATA:
Working capital (deficit)........................   $ (11,621)   $ (10,398)   $ (17,630)   $  11,951    $   2,079    $    7,052
Total assets.....................................      26,600       26,556       32,073       64,479       79,748        79,514
Long-term debt (including current portion).......      23,719       21,626       15,735       20,504       18,928           489
Stockholders' equity (deficit)...................     (15,338)     (13,388)     (11,735)      27,298       26,077        49,255

                                                   (FOOTNOTES ON FOLLOWING PAGE)

------------------------------

 (1) All references to the Company's fiscal years refer to the 52- or 53-week year ended on the Saturday nearest to January 31 of the following year. For example, references to fiscal 1996 mean the fiscal year ended February 1, 1997. Fiscal 1995 was a 53-week year.

 (2) The provision (benefit) for income taxes for fiscal 1996 reflected the reversal of a valuation allowance of $21.0 million on a net deferred tax asset. See Note 9 of the Notes to Financial Statements.

 (3) Extraordinary gains during fiscal 1993 and fiscal 1994 represented forgiveness of debt in connection with a debt restructuring undertaken with the consent of the Company's creditors.

 (4) Net income for fiscal 1993 included a $550,000 charge relating to the cumulative effect of a change in accounting for inventory capitalization.

 (5) Pro forma net income (loss) per common share is calculated by dividing net income (loss) by the pro forma weighted average common shares outstanding. The pro forma weighted average common shares outstanding used in computing pro forma net income (loss) per common share for fiscal 1996 and the first six months of fiscal 1997 are based on the number of common shares and common share equivalents outstanding after giving effect to (i) the 1996 Private Placement described elsewhere in this Prospectus, (ii) the cancellation of the preferred stock discussed in Note 10 of the Notes to Financial Statements, (iii) the granting of management options in conjunction with the 1996 Private Placement as discussed in Note 11 of the Notes to Financial Statements and (iv) the Stock Split and the Series B Conversion described elsewhere in this Prospectus, as if all such events had occurred on the first day of fiscal 1996.

 (6) The pro forma supplemental net income per common share gives effect to the elimination of interest expense on long-term debt to be repaid from the net proceeds of this offering, as if such repayment had occurred on the first day of the period indicated. The pro forma weighted average common shares outstanding of 25,408,102 used in computing pro forma supplemental net income per common share is based upon the number of common shares and common share equivalents outstanding after giving effect to the repurchase of certain warrants, the issuance in this offering of those shares the net proceeds of which are to be used to repay long-term debt and to repurchase such warrants, and the events described in clauses (i) through (iv) of footnote (5).

 (7) The Company defines comparable store sales as net sales from stores that have been open for more than 14 full months and have not been substantially remodeled during that time.

 (8) For purposes of determining comparable store sales increase (decrease), average net sales per store and average net sales per gross square foot, fiscal 1995 results were recalculated based on a 52-week year.

 (9) Represents net sales from stores open throughout the full period divided by the number of such stores.

(10) Average square footage per store represents the square footage of stores open on the last day of the period divided by the number of such stores.

(11) Represents net sales from stores open throughout the full period divided by the gross square footage of such stores.

(12) Adjusted to give effect to the sale of 4,000,000 shares of Common Stock offered by the Company in this offering and the application of the estimated net proceeds therefrom, as described in "Use of Proceeds."

                                  RISK FACTORS

    BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY, A PROSPECTIVE INVESTOR SHOULD CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" FOR A DESCRIPTION OF OTHER FACTORS AFFECTING THE BUSINESS OF THE COMPANY GENERALLY.

AGGRESSIVE GROWTH STRATEGY

    The Company intends to pursue an aggressive growth strategy over the next several years. From July 1, 1996 through the end of fiscal 1996, the Company opened 16 new stores, growing to 108 stores. The Company has opened 32 stores during fiscal 1997 through September 1, 1997 and expects to open approximately 15 additional stores during the remainder of fiscal 1997. In a typical new store, capital expenditures (net of landlord contribution) approximate $200,000. In addition, a new store typically requires a $100,000 investment in inventory (net of merchandise payables) and other pre-opening expenses. The Company anticipates that it will spend a total of approximately $14.0 million in fiscal 1997 for capital expenditures and inventory relating to new store openings. The Company currently plans to spend at least $19.0 million to open at least 60 new stores in fiscal 1998. The Company reviews its expansion plans on a regular basis, in light of opportunities that may arise, and may determine to open a larger number of stores in fiscal 1998 than currently planned.

    The Company's future operating results will depend largely upon its ability to open and operate new stores successfully and to manage a growing business profitably. This will depend upon a number of factors, including (i) the availability of suitable store locations, (ii) the ability to negotiate acceptable lease terms, (iii) the ability to timely complete necessary construction or remodeling, (iv) the ability to obtain an adequate supply of finished products, (v) the ability to hire and train qualified managers and other employees, (vi) the ability to continue to upgrade its management information and distribution systems, (vii) the ability to manage increased distribution, including the ability to relocate the Company's distribution center to a larger facility, (viii) the ability to successfully integrate new stores into the Company's existing operations, and (ix) the ability to recognize and respond to regional differences in customer preferences (such as climate-related preferences). All of the Company's current stores are located in the eastern half of the United States, primarily in regional malls in and around major metropolitan areas. The Company intends to focus its expansion by establishing clusters of stores in states in which it already has stores or in contiguous states.

    There can be no assurance that the Company will be able to achieve its planned expansion on a timely and profitable basis or that it will be able to achieve results similar to those achieved in existing locations in prior periods. Operating margins may also be adversely affected during periods in which expenses have been incurred in anticipation of new store openings. Any failure to successfully and profitably execute its expansion plans could have a material adverse effect on the Company.

    The Company believes that cash generated from operations and funds available under the Company's revolving line of credit will be sufficient to fund its capital requirements at least through fiscal 1998. However, there can be no assurance that the Company will not be required to seek additional funds for its capital needs. The inability to secure such funds or to obtain such funds on acceptable terms could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Store Expansion Program."

CHANGES IN COMPARABLE STORE SALES RESULTS FROM PERIOD TO PERIOD

    Numerous factors affect comparable store sales results, including among others, weather conditions, fashion trends, the retail sales environment, economic conditions and the Company's success in executing its business strategy. The Company's quarterly comparable store sales results have fluctuated significantly in the past. The Company does not expect its comparable store sales to continue to increase at rates similar to those achieved in recent periods. Moreover, there can be no assurance that comparable store sales for any particular period will not decrease in the future. Fluctuations in the Company's comparable store sales results could cause the price of the Common Stock to fluctuate significantly and could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MERCHANDISE TRENDS

    The Company's continued success will depend in part on its ability to anticipate and respond to fashion trends and consumer preferences. The Company's design, manufacturing and distribution process generally requires up to nine months, during which time fashion trends and consumer preferences may change. Any failure by the Company to anticipate, identify or respond to future fashion trends may adversely affect customer acceptance of its products or require substantial markdowns, which could have a material adverse effect on the Company. See "Business--Merchandising."

DISRUPTIONS IN RECEIVING AND DISTRIBUTION

    All of the Company's merchandise is currently shipped directly from manufacturers through freight consolidators to the Company's distribution center in West Caldwell, New Jersey. The Company's operating results depend in large part on the orderly operation of this receiving and distribution process, which depends on manufacturers' adherence to shipping schedules and the Company's effective management of the distribution center. In addition, there can be no assurance that the Company has anticipated, or will be able to anticipate, all of the changing demands which its expanding operations will impose on its receiving and distribution system, nor can there be any assurance that events beyond the control of the Company, such as a strike or other disruption affecting the parcel service that delivers substantially all of the Company's merchandise to its stores, will not result in delays in delivery of merchandise to stores.

    The Company intends to relocate its distribution facility during fiscal 1998 to accommodate future growth and is in the process of selecting a suitable site. The Company is also seeking additional interim warehouse space to accommodate its growth prior to moving into the new facility. There can be no assurance that delays, cost overruns or other complications in the relocation to a new distribution facility will not result in a significant interruption in the receipt and distribution of merchandise. Any such event could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity" and "Business--Distribution."

RELIANCE ON INFORMATION SYSTEMS

    The Company relies on various information systems to manage its operations and regularly makes investments to upgrade, enhance or replace such systems. During fiscal 1998, the Company intends to install a warehouse management system to facilitate more efficient receiving and distribution of inventory and intends to replace its current point-of-sale ("POS") software with an upgraded system. Any delays or difficulties in executing transitions to these or other new systems, or any other disruptions affecting the Company's information systems, could have a material adverse effect on the Company. See "Business-- Management Information Systems."

DEPENDENCE ON UNAFFILIATED MANUFACTURERS AND INDEPENDENT AGENTS

    The Company does not own or operate any manufacturing facilities and is therefore dependent upon independent third parties for the manufacture of all of its products. The Company's products are currently manufactured to its specifications pursuant to purchase orders by more than 50 independent manufacturers located primarily in Asia, principally in Taiwan, Hong Kong, Turkey, China, Thailand, the Philippines and Sri Lanka. In fiscal 1996, approximately 38% of the Company's merchandise was manufactured in Taiwan, 25% in Hong Kong, 8% in Turkey and 7% in China. All the merchandise that the Company purchases from Taiwan is purchased through a single independent agent located in Taiwan which has an exclusive arrangement with the Company. In addition, substantially all merchandise that the Company purchases from Hong Kong, China and the Philippines, representing approximately 35% of the Company's total purchases in fiscal 1996, is purchased through a single Hong Kong-based trading company which has an exclusive arrangement with the Company. Excluding the approximately 20 manufacturers represented by this trading company, the Company's ten largest manufacturers accounted for 44% of the Company's total purchases during fiscal 1996, with the top four such manufacturers each accounting for between 5% and 8%. The Company has no exclusive or long-term contracts with its manufacturers and competes with other companies for manufacturing facilities. In addition, the Company has no formal written agreement with the Hong Kong-based trading company. Although management believes that it has established close relationships with the Company's principal manufacturers and independent agents, the inability to maintain such relationships or to find additional sources to cover future growth could have a material adverse effect on the Company. See "Business--Sourcing and Procurement."

RISKS OF USING FOREIGN MANUFACTURERS; POSSIBLE ADVERSE IMPACT OF UNAFFILIATED
  MANUFACTURERS' FAILURE TO COMPLY WITH ACCEPTABLE LABOR PRACTICES

    The Company's business is subject to the risks generally associated with purchasing products from foreign countries, such as foreign governmental regulations, political instability (including uncertainty concerning the future of Hong Kong following the transfer of Hong Kong to China on July 1, 1997), currency and exchange risks, quotas on the amounts and types of merchandise which may be imported into the United States from other countries, disruptions or delays in shipments and changes in economic conditions in countries in which the Company's manufacturing sources are located. The Company cannot predict the effect that such factors will have on its business arrangements with foreign manufacturing sources. If any such factors were to render the conduct of business in a particular country undesirable or impractical, or if the Company's current foreign manufacturing sources were to cease doing business with the Company for any reason, the Company's business and operating results could be adversely affected. The Company's business is also subject to the risks associated with changes in United States legislation and regulations relating to imported apparel products, including quotas, duties, taxes and other charges or restrictions on imported apparel. The Company cannot predict whether such changes or other charges or restrictions will be imposed upon the importation of its products in the future, or, generally, the effect any such event would have on the Company. However, if China were to lose its Most Favored Nation trading status with the United States, such event could have a material adverse effect on the Company. See "Business--Sourcing and Procurement."

    The Company requires its independent manufacturers to operate in compliance with applicable laws and regulations. While the Company's purchasing guidelines promote ethical business practices, the Company does not control such manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer of the Company, or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States, could have a material adverse effect on the Company. See "Business--Sourcing and Procurement."

FOREIGN CURRENCY FLUCTUATIONS

    The Company conducts its business in United States dollars. However, because the Company purchases substantially all of its products overseas, the cost of these products may be affected by changes in the values of the relevant currencies. To date, the Company has not considered it necessary to hedge against foreign currency fluctuations. Although foreign currency fluctuations have had no material adverse effect on the Company in the past, there can be no assurance that such fluctuations will not have such an effect on the Company in the future.

DEPENDENCE ON KEY PERSONNEL

    The leadership of Ezra Dabah, the Company's Chief Executive Officer and Chairman of the Board, and of Stanley B. Silver, the Company's President and Chief Operating Officer, has been instrumental in the Company's success. The loss of the services of either Mr. Dabah or Mr. Silver could have a material adverse effect on the Company. The Company has entered into employment agreements with Messrs. Dabah and Silver, but there can be no assurance that the Company will be able to retain their services. In addition, other members of management have substantial experience and expertise in the Company's business and have made significant contributions to its growth and success. The loss of services of one or more of these individuals, or the inability to attract additional qualified managers or other personnel as the Company grows, could have a material adverse effect on the Company. The Company is not protected by any key-man or similar life insurance for any of its executive officers. See "Management."

COMPETITION

    The children's apparel retail business is highly competitive. The Company competes in substantially all of its markets with GapKids, BabyGap and Old Navy (each of which is a division of The Gap, Inc.), The Gymboree Corporation, Limited Too (a division of The Limited, Inc.), J.C. Penney Company, Inc., Sears, Roebuck and Co. and other department stores that sell children's apparel and accessories, as well as certain discount stores such as Wal-Mart Stores, Inc. and Kids "R" Us (a division of Toys "R" Us, Inc.). The Company also competes with a wide variety of local and regional specialty stores and with other national retail chains and catalog companies. One or more of its competitors are present in substantially all of the malls in which the Company has stores. Many of the Company's competitors are larger than the Company and have access to significantly greater financial, marketing and other resources than the Company. There can be no assurance that the Company will be able to compete successfully against existing or future competition. See "Business--Competition."

PROPRIETARY CREDIT CARD

    Sales under "The Children's Place" credit card program represented approximately 15% of the Company's net sales in fiscal 1996. The Company's private label credit card program is operated by an unaffiliated third party, Hurley State Bank, through its agent, SPS Payment Services, Inc. ("SPS"), on terms that currently do not provide for recourse against the Company. In connection with its efforts to increase the number of cardholders and encourage use of its proprietary credit card, the Company, from time to time, may consider changing these arrangements to provide for either full or partial recourse. Any such changes may subject the Company to losses from unpaid charges and could have a material adverse effect on the Company. See "Business--Marketing."

FLUCTUATIONS IN QUARTERLY RESULTS AND SEASONALITY

    As is the case with many apparel retailers, the Company experiences seasonal fluctuations in its net sales and net income, with the greater amount of the Company's net sales and net income typically realized during the third and fourth quarters of the fiscal year, which include the back-to-school and holiday seasons. Net sales and net income are generally weakest during the first two fiscal quarters and are often lower during the second fiscal quarter than during the first fiscal quarter. The Company has experienced first and second quarter losses in prior years and expects to experience second quarter losses, and may experience first quarter losses, in the future.

    The Company's quarterly results of operations may also fluctuate significantly from quarter to quarter as a result of a variety of other factors, including the timing of new store openings and related pre-opening and other start-up expenses, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in timing of certain holidays, changes in the Company's merchandise mix and overall economic conditions. Any failure by the Company to meet its business plans for the third and fourth quarter of any fiscal year would have a material adverse effect on the Company's earnings, which in all likelihood would not be offset by satisfactory results achieved in other quarters of the same fiscal year. In addition, because the Company's expense levels are based in part on expectations of future sales levels, a shortfall in expected sales could result in a disproportionate decrease in the Company's net income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results and Seasonality."

IMPACT OF ECONOMIC, REGIONAL AND OTHER BUSINESS CONDITIONS

    The Company's business is sensitive to customers' spending patterns, which in turn are subject to prevailing regional and national economic conditions such as interest rates, taxation and consumer confidence. All of the Company's stores are located in the eastern half of the United States and the Company anticipates that substantially all stores to be opened in fiscal 1997 and fiscal 1998 will be in states where the Company presently has operations or in contiguous states. Therefore, the Company is, and will continue to be, susceptible to changes in regional economic conditions, weather conditions, demographic and population characteristics, consumer preferences and other regional factors. The Company is also dependent upon the continued popularity of malls as shopping destinations and the ability of mall anchor tenants and other attractions to generate customer traffic in the malls where the Company's stores are located. Any economic or other conditions decreasing the retail demand for apparel or the level of mall traffic could have a material adverse effect on the Company. See "Business--Company Stores."

NET OPERATING LOSS CARRYFORWARDS

    The Company reported net operating loss carryforwards ("NOLs") of $57.3 million on its fiscal 1995 income tax return. The Company expects that $11.4 million of these NOLs will be utilized to offset taxable income earned by the Company in its 1996 taxable year, leaving $45.9 million to be utilized in subsequent taxable years. The Company does not believe that this offering will affect the Company's ability to utilize these NOLs. However, because the amount and availability of these NOLs are subject to review by the Internal Revenue Service, there can be no assurance that the NOLs would not be reduced or their use limited as the result of an audit of the Company's tax returns. In addition, future events, including certain transactions involving outstanding shares of the Company's Common Stock, could affect the Company's ability to utilize its NOLs. If the amount of these NOLs were reduced or their availability limited, the Company could be liable for additional taxes with respect to its 1996 taxable year, and its tax liability could be increased for its current and subsequent taxable years. See Note 9 of the Notes to Financial Statements.

CONTROL BY CERTAIN STOCKHOLDERS

    After the sale of the shares of Common Stock offered hereby, Ezra Dabah and certain members of his family will own beneficially 11,920,440 shares of the Company's Common Stock, constituting approximately 48.3% of the outstanding Common Stock. Two funds managed by Saunders Karp & Megrue, L.P. ("SKM"), The SK Equity Fund, L.P. and SK Investment Fund, L.P. (collectively, the "SK Funds"), together with a former consultant to SKM (collectively with the SK Funds, the "SKM Investors"), will own approximately 7,659,889 shares or 31.1% of the outstanding Common Stock (assuming that the underwriters' over-allotment option is not exercised). See "Security Ownership of Certain Beneficial Owners and Management." Pursuant to a stockholders agreement, the SKM Investors and all the Company's other current stockholders, who will own in the aggregate 82.9% of the outstanding Common Stock after this offering, have agreed to vote for the election of two nominees of the SKM Investors and three nominees of Ezra Dabah to the Company's Board of Directors. As a result, the SKM Investors and Ezra Dabah will be able to control the election of five of the Company's seven directors. In addition, if the SKM Investors and Mr. Dabah were to vote together, they would be able to determine the outcome of any matter submitted to a vote of the Company's stockholders for approval, including the election of the remaining two directors. See "Security Ownership of Certain Beneficial Owners and Management--Stockholders Agreement" and "Description of Capital Stock--Certain Certificate of Incorporation Provisions."

POTENTIAL IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

    Sales of substantial amounts of Common Stock in the public market following this offering could have an adverse effect on the market price of the Common Stock. The 4,000,000 shares offered hereby will be freely tradeable in the public market, except to the extent purchased by affiliates of the Company. All of the remaining 20,622,103 shares to be outstanding upon consummation of this offering will become eligible for sale in the public market, subject to compliance with the volume and manner of sale requirements of Rule 144 promulgated under the Securities Act, upon the expiration of "lock-up" agreements with the

Underwriters not to sell such shares until 180 days after the date of this Prospectus. Holders of such shares have contractual rights to have those shares registered with the Securities and Exchange Commission for resale to the public. In addition, following this offering, the Company intends to file a registration statement with the Securities and Exchange Commission covering shares of Common Stock issued or reserved for issuance under the 1996 Stock Option Plan, the Company's 1997 Stock Option Plan and the Company's 1997 Employee Stock Purchase Plan and, upon effectiveness of such registration statement, any shares subsequently issued under such plans will be eligible for sale in the public market, except to the extent restricted by lock-up agreements and subject to compliance with Rule 144 in the case of affiliates of the Company. See "Shares Eligible for Future Sale."

UNCERTAINTY AS TO FUTURE EXISTENCE OF ACTIVE TRADING MARKET; POSSIBLE VOLATILITY
  OF STOCK PRICE

    Prior to this offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing on the Nasdaq National Market, there can be no assurance that an active trading market in the Common Stock will develop subsequent to this offering or, if developed, that it will be sustained or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price was determined by negotiations between the Company and the Representatives. For a description of the factors considered in determining the initial public offering price, see "Underwriting." The Nasdaq National Market has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. Furthermore, there can be no assurance that the Company will continue to satisfy the requirements to have its Common Stock listed on the Nasdaq National Market. In addition, the Company believes that factors such as quarterly fluctuations in its financial results, its comparable store sales results, trading prices for common stock of other retailers, the overall economy and the condition of the financial markets could cause the price of the Common Stock to fluctuate substantially.

MATERIAL BENEFITS TO AN UNDERWRITER

    Approximately $5.2 million of the net proceeds of this offering will be used to redeem two-thirds of a warrant (the "Legg Mason Warrant") held by Legg Mason Wood Walker, Incorporated ("Legg Mason"), one of the Representatives of the Underwriters of this offering. To the extent that the initial public offering price had been greater or less than $14.00 per share, the redemption price to be paid to Legg Mason would have been increased or decreased. As a result, Legg Mason may be deemed to have a conflict of interest with respect to the determination of the initial public offering price of this offering. Accordingly, the initial public offering price was established at a price no greater than that recommended by Montgomery Securities in its capacity as a "qualified independent underwriter" (as defined in the Conduct Rules of the National Association of Securities Dealers, Inc.). See "Underwriting."

DILUTION

    Purchasers of Common Stock in this offering will incur immediate dilution of $12.00 per share in net tangible book value per share of Common Stock. See "Dilution."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF
  INCORPORATION AND BYLAWS

    Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws") may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions, among other things, (i) classify the Company's Board of Directors into three classes, each of which will serve for different three year periods, (ii) provide that only the chairman of the Board of Directors may call special meetings of the stockholders, (iii) provide that a director may be removed by stockholders only for cause by a vote of the holders of more than two-thirds of the shares entitled to vote, (iv) provide that all vacancies on the Company's Board of Directors, including any vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if the number is less than a quorum, (v) establish certain advance notice procedures for nominations of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings, and (vi) require a vote of the holders of more than two-thirds of the shares entitled to vote in order to amend the foregoing provisions and certain other provisions of the Certificate of Incorporation and Bylaws. In addition, the Board of Directors, without further action of the stockholders, is permitted to issue and fix the terms of preferred stock which may have rights senior to those of the Common Stock. Moreover, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL") which would require a two-thirds vote of stockholders for any business combination (such as a merger or sale of all or substantially all of the Company's assets) between the Company and an "interested stockholder," unless such transaction is approved by a majority of the disinterested directors or meets certain other requirements. In certain circumstances, the existence of these provisions which inhibit or discourage takeover attempts could reduce the market value of the Common Stock. See "Description of Capital Stock--Certain Certificate of Incorporation and Bylaw Provisions" and "--Delaware Law and Certain Charter Provisions."

                                COMPANY HISTORY

    The Company was founded in 1969 as a children's retailer. In 1989, the Company was purchased by D.G. Acquisition Corp. ("DG Acquisition"), a company owned by Ezra Dabah and certain members of his family, from Federated Department Stores. During fiscal 1990 and 1991, the Company experienced substantial losses due to, among other things, the legacy of its outmoded merchandising strategy of selling brands at discount prices and a poor real estate portfolio, including many stores in need of remodeling. Consequently, in 1991, Mr. Dabah, who was serving as Chairman of the Board of Directors, assumed the position of Chief Executive Officer and became involved in the Company's day-to-day operations. Mr. Dabah also recruited Stanley B. Silver, a seasoned retail executive, as Chief Operating Officer.

    Under the leadership of Messrs. Dabah and Silver, the Company's management team recognized that a strategy of selling branded merchandise at discount prices was not sustainable given the high occupancy costs associated with the Company's large, mall-based locations. Accordingly, the Company repositioned its merchandise strategy to one in which it would design, contract to manufacture and sell its own line of private label apparel and accessories under "The Children's Place" brand name at everyday value prices. At the same time, the new management team took steps to stabilize the Company's operations by closing approximately half of the Company's 170 stores and focusing the Company's operations in the eastern half of the United States. The Company also developed a new store prototype that reflected a reduction in average store size from 5,500 square feet to 3,500 square feet. In addition, in July 1992, management commenced negotiations with the Company's creditors, which resulted in a consensual restructuring of the Company's indebtedness by the end of 1993.

    By 1993, the Company had fully implemented its merchandising strategy and was exclusively selling its internally designed apparel and accessories under "The Children's Place" brand name at everyday value prices. As a result of the Company's successful implementation of its new merchandising strategy and its restructured real estate portfolio, the Company generated net income in fiscal 1993 and improved its operational performance in each succeeding year as it continued to refine its merchandising and operating strategies. However, debt repayment obligations prevented the Company from investing capital into the expansion of its store base. Accordingly, in late fiscal 1995, the Company began to look for new financing.

    In July 1996, the Company consummated private placement transactions with the SKM Investors and Nomura Holding America Inc. (the "Noteholder") (such transactions, collectively, the "1996 Private Placement"), which resulted in net proceeds to the Company of $37.4 million. These proceeds enabled the Company to repay a substantial portion of its outstanding indebtedness, redeem certain outstanding shares of Common Stock and begin to implement an aggressive program of opening new stores. From July 1, 1996 to September 1, 1997, the Company has increased the number of its stores from 93 to 140. For a full description of the 1996 Private Placement, see "Certain Relationships and Related Transactions."

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby, after deducting the underwriting discount and estimated expenses of the offering, are estimated to be $50.7 million. Of such net proceeds, the Company will use $20.5 million to pay the principal amount of, and accrued interest on, the Company's 12% Senior Subordinated Notes due 2002 (the "Senior Subordinated Notes") held by the Noteholder. In addition, the Company will use $25.8 million of the net proceeds from the offering to repurchase a warrant (the "Noteholder Warrant") held by the Noteholder and two-thirds of the Legg Mason Warrant. The balance of the net proceeds, estimated to be $4.4 million, will be used to reduce borrowings outstanding (and thus increase borrowing availability) under the Company's senior revolving credit facility (the "Foothill Credit Facility") with Foothill Capital Corporation ("Foothill Capital"). Outstanding borrowings under the Foothill Credit Facility totalled $14.4 million at September 18, 1997. Pending such uses, the Company intends to invest the net proceeds of this offering in investment-grade, interest-bearing securities. See "Certain Relationships and Related Transactions," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Underwriting."

    In the event that the underwriters' over-allotment option is exercised, the Company will not receive any proceeds from the sale of shares pursuant to such option.

                                DIVIDEND POLICY

    The Company has never paid dividends on its Common Stock and does not anticipate paying dividends on its Common Stock in the foreseeable future. It is the present intention of the Company's Board of Directors to retain any future earnings of the Company to finance its operations and the expansion of its business. The Foothill Credit Facility prohibits any payment of dividends. Any determination in the future to pay dividends will depend upon the Company's earnings, financial condition, cash requirements, future prospects, covenants in the Company's credit facility and any future debt instruments and such other factors as the Board of Directors deems appropriate at the time.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of August 2, 1997 (i) on an actual basis (giving effect to the Stock Split), (ii) as adjusted to give pro forma effect to the Series B Conversion and (iii) as further adjusted to give effect to the sale of the 4,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds" and to the issuance of 201,414 shares upon the exercise of one-third of the Legg Mason Warrant. The table should be read in conjunction with the historical financial statements of the Company and the notes thereto and the other financial information appearing elsewhere in this Prospectus.

                                                                                          AS OF AUGUST 2, 1997
                                                                                  ------------------------------------
                                                                                   ACTUAL     PRO FORMA    AS ADJUSTED
                                                                                  ---------   ----------   -----------

                                                                                    (DOLLARS IN THOUSANDS EXCEPT PER
                                                                                             SHARE AMOUNTS)

Senior Subordinated Notes.......................................................  $  20,000    $20,000            $0
  Less: Unamortized discount....................................................     (1,561)(1)   (1,561)(1)         0
Other long-term debt and capital lease obligations (less current portion of
  $477).........................................................................         12         12            12
      Total long-term debt and capital lease obligations (less current portion
        of $477)................................................................     18,451     18,451            12

Stockholders' equity:
  Preferred Stock, $1.00 par value:
    Shares authorized -- 1,000,000(2)
    Shares outstanding -- none
  Series A Common Stock, $.10 par value.........................................      1,276      --           --
    Shares authorized -- 27,600,000
    Shares outstanding -- actual 12,760,800(3); pro forma 0; as adjusted 0
  Series B Common Stock, $.10 par value.........................................          5      --           --
    Shares authorized -- 70,000
    Shares outstanding -- actual 47,238; pro forma 0; as adjusted 0
  Common Stock, $.10 par value:
    Shares authorized -- 100,000,000(2)
    Shares outstanding -- actual 0; pro forma 20,420,689(3); as adjusted
      24,622,103(4).............................................................     --          2,042         2,462
  Additional paid-in capital....................................................     57,354     56,593        81,146
  Accumulated deficit(5)........................................................    (32,558)   (32,558)      (34,353)
                                                                                  ---------   ----------   -----------
      Total stockholders' equity................................................     26,077     26,077        49,255
                                                                                  ---------   ----------   -----------
          Total capitalization..................................................  $  44,528    $44,528       $49,267
                                                                                  ---------   ----------   -----------
                                                                                  ---------   ----------   -----------

------------------------

(1) The unamortized discount on the Senior Subordinated Notes is attributable to the issuance of the Noteholder Warrant.

(2) Subsequent to August 2, 1997, the Company's Certificate of Incorporation was amended to increase the number of authorized shares of Common Stock to 100,000,000 and the number of authorized shares of Preferred Stock to 1,000,000.

(3) Does not include 2,739,348 shares issuable upon exercise of the Noteholder Warrant and the Legg Mason Warrant or shares issuable upon exercise of stock options outstanding on August 2, 1997.

(4) Does not include shares issuable upon exercise of stock options outstanding on August 2, 1997.

(5) The as adjusted accumulated deficit reflects the effect of an extraordinary item representing the write-off of unamortized debt issuance costs and unamortized debt discount, net of taxes, as a result of the repayment of the Senior Subordinated Notes in connection with this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    DILUTION

    As of August 2, 1997, the Company's net tangible book value (defined as total assets, excluding deferred financing costs, less total liabilities) was $24.6 million, or $1.21 per share of Common Stock (adjusted to give pro forma effect to the Stock Split and to the Series B Conversion). Dilution represents the difference between the amount per share of Common Stock paid by investors in this offering, and the net tangible book value per share of Common Stock after this offering. After giving effect to the sale by the Company of 4,000,000 shares of Common Stock in this offering and the use of proceeds therefrom as described in "Use of Proceeds" and to the issuance of 201,414 shares upon the exercise of one-third of the Legg Mason Warrant, the pro forma net tangible book value of the Company at August 2, 1997 would have been $49.3 million, or $2.00 per share of Common Stock. This represents an immediate increase in net tangible book value of $0.79 per share of Common Stock to the Company's existing stockholders, and an immediate dilution of $12.00 per share of Common Stock to investors purchasing in this offering. This per share dilution is illustrated in the following table:

Initial public offering price...............................................             $   14.00
                                                                                         ---------
  Pro forma net tangible book value before this offering....................      $1.21
  Increase in pro forma net tangible book value attributable to this
    offering(1).............................................................      $0.79
                                                                              ---------
Pro forma net tangible book value after this offering.......................             $    2.00
                                                                                         ---------
Dilution to investors purchasing in this offering...........................             $   12.00
                                                                                         ---------

------------------------

(1) Reflects the receipt of the net proceeds from the sale of 4,000,000 shares of Common Stock in this offering and the use of $25.8 million of such net proceeds to repurchase the Noteholder Warrant and two-thirds of the Legg Mason Warrant.

    The following table summarizes, as of August 2, 1997, the differences between the existing stockholders (including Legg Mason) and the investors purchasing in this offering (adjusted to give pro forma effect to the Stock Split and to the Series B Conversion), with respect to the number of shares of Common Stock purchased, the total consideration paid and the average price per share of Common Stock paid. The determination of the total consideration and average price per share paid by existing stockholders has been based upon the consideration paid by stockholders to acquire the Company and subsequent contributions to the capital of the Company, net of amounts paid to redeem shares.

                                                                                                                 AVERAGE
                                                                                                                PRICE PER
                                                          NUMBER       PERCENT        AMOUNT        PERCENT       SHARE
                                                       ------------  -----------  --------------  -----------  -----------
Existing stockholders................................    20,622,103        83.8%  $   58,754,000        51.2%   $    2.85
New investors........................................     4,000,000        16.2%  $   56,000,000        48.8%   $   14.00
                                                       ------------       -----   --------------       -----
  Total..............................................    24,622,103       100.0%  $  114,754,000       100.0%
                                                       ------------       -----   --------------       -----
                                                       ------------       -----   --------------       -----

    The foregoing tables assume no exercise of outstanding stock options after August 2, 1997. At August 2, 1997, 1,444,080 shares of Common Stock were subject to outstanding options, at a weighted average exercise price of $2.677 per share, of which options for 577,632 shares were exercisable. To the extent any such stock options are exercised, there will be further dilution to new investors. See "Management--Stock Option and Other Plans for Employees--Stock Option Plans."

         SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following table sets forth certain historical and pro forma financial and operating data for the Company. The selected historical financial data for the Company is qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements and notes thereto and other financial information appearing elsewhere in this Prospectus. The statement of operations data set forth below for fiscal 1994, 1995 and 1996, and the balance sheet data as of February 3, 1996 and February 1, 1997, have been derived from the Company's historical financial statements, which statements have been audited by Arthur Andersen LLP, independent public accountants ("Arthur Andersen"), as indicated in their report included elsewhere herein. The statement of operations data set forth below for fiscal 1993, and the balance sheet data as of January 29, 1994 and January 28, 1995, have been derived from the Company's historical financial statements audited and reported on by Arthur Andersen, which are not included in this Prospectus. The historical financial data for fiscal 1992 have been derived from the Company's historical financial statements audited by another independent public accounting firm, which are not included in this Prospectus. The historical information for the six months ended August 3, 1996 and August 2, 1997, and as of August 2, 1997, has been derived from the unaudited financial statements of the Company and reflects, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position as of, and the results for, such interim periods. The results of operations for the six months ended August 2, 1997 are not necessarily indicative of results to be expected for the full fiscal year.

                                                                                                            SIX MONTHS
                                                          FISCAL YEAR ENDED(1)                                 ENDED
                                     ---------------------------------------------------------------  -----------------------
                                     JANUARY 30,  JANUARY 29,  JANUARY 28,  FEBRUARY 3,  FEBRUARY 1,   AUGUST 3,   AUGUST 2,
                                        1993         1994         1995         1996         1997         1996         1997
                                     -----------  -----------  -----------  -----------  -----------  -----------  ----------

                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENT OF OPERATIONS DATA:
Net sales..........................   $ 114,126    $  96,649    $ 107,953    $ 122,060     $143,838   $   56,412      $72,737
Gross profit.......................      28,764       28,874       33,724       38,626       54,052       18,112       23,820
Selling, general and administrative
  expenses.........................      28,051       24,156       27,873       30,757       36,251       15,926       19,287
Pre-opening costs..................          41           79          178          311          982          212        1,222
Depreciation and amortization......       3,664        3,275        3,344        3,496        4,017        1,854        2,615
                                     -----------  -----------  -----------  -----------  -----------  -----------  ----------
Operating income (loss)(2).........     (15,670 )      1,364        2,329        4,062       12,802          120          696
Interest expense, net..............       2,562        1,150        1,303        1,925        2,884        1,182        1,815
Other expense, net.................           0            0            0          447          396          379          106
                                     -----------  -----------  -----------  -----------  -----------  -----------  ----------
Income (loss) before income taxes,
  extraordinary items and
  cumulative effect of accounting
  change...........................     (18,232 )        214        1,026        1,690        9,522       (1,441 )     (1,225)
Provision (benefit) for income
  taxes(3).........................           0           53           54           36      (20,919 )         21         (492)
                                     -----------  -----------  -----------  -----------  -----------  -----------  ----------
Income (loss) before extraordinary
  items............................     (18,232 )        161          972        1,654       30,441       (1,462 )       (733)
Extraordinary gains(4).............           0       15,169          490            0            0            0            0
                                     -----------  -----------  -----------  -----------  -----------  -----------  ----------
Net income (loss)(5)...............  $  (18,232 ) $   14,780   $    1,462   $    1,654      $ 30,441  $   (1,462 )    $  (733)
                                     -----------  -----------  -----------  -----------  -----------  -----------  ----------
                                     -----------  -----------  -----------  -----------  -----------  -----------  ----------
Pro forma net income (loss) per
  common share(6)..................                                                        $   1.28                   $ (0.03)
                                                                                         -----------               ----------
                                                                                         -----------               ----------
Pro forma weighted average common
  shares outstanding(6)............                                                      23,804,185                23,804,185
Pro forma supplemental net income
  per common share(7)..............                                                         $   1.24                  $  0.01

SELECTED OPERATING DATA:
Number of stores open at end of
  period...........................          87           87           87           91          108           95          134
Comparable store sales increase
  (decrease)(8)(9).................        8.5%        (2.2% )      13.2%        10.0%         8.6%         8.1%         2.5%
Average net sales per store (in
  thousands)(9)(10)................  $    1,123   $    1,124   $    1,264   $    1,362      $  1,479  $      611      $   618
Average square footage per
  store(11)........................       5,049        4,954        4,786        4,528        4,284        4,392        4,147
Average net sales per gross square
  foot(9)(12)......................  $      220   $      226   $      259   $      292      $    335  $      138      $   146

                                                                                     AT
                                                ----------------------------------------------------------------------------
                                                JANUARY 30,  JANUARY 29,  JANUARY 28,  FEBRUARY 3,  FEBRUARY 1,   AUGUST 2,
                                                   1993         1994         1995         1996         1997         1997
                                                -----------  -----------  -----------  -----------  -----------  -----------

                                                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit).....................   $ (52,540)   $ (11,621)   $ (10,398)   $ (17,630)   $  11,951    $   2,079
Total assets..................................      31,107       26,600       26,556       32,073       64,479       79,748
Long-term debt................................      66,311       23,719       21,626       15,735       20,504       18,928
Stockholders' equity (deficit)................     (52,061)     (15,338)     (13,388)     (11,735)      27,298       26,077

------------------------
(1) All references to the Company's fiscal years refer to the 52- or 53-week year ended on the Saturday nearest to January 31 of the following year. For example, references to fiscal 1996 mean the fiscal year ended February 1, 1997. Fiscal 1995 was a 53-week year.

(2) The operating income (loss) for fiscal 1992 included a reorganization and restructuring charge of $12.7 million related to a strategic operational restructuring plan to close 93 stores, reduce other stores' square footage and reduce other administrative overhead costs.

(3) The provision (benefit) for income taxes for fiscal 1996 reflected the reversal of a valuation allowance of $21.0 million on a net deferred tax asset. See Note 9 of the Notes to Financial Statements.

(4) Extraordinary gains during fiscal 1993 and fiscal 1994 represented forgiveness of debt in connection with a debt restructuring undertaken with the consent of the Company's creditors.

(5) Net income for fiscal 1993 included a $550,000 charge related to the cumulative effect of a change in accounting for inventory capitalization.

(6) Pro forma net income (loss) per common share is calculated by dividing net income (loss) by the pro forma weighted average common shares outstanding. The pro forma weighted average common shares outstanding used in computing pro forma net income (loss) per share for fiscal 1996 and the first six months of fiscal 1997 are based on the number of common shares and common share equivalents outstanding after giving effect to (i) the 1996 Private Placement described elsewhere in this Prospectus, (ii) the cancellation of the preferred stock discussed in Note 10 of the Notes to Financial Statements, (iii) the granting of management options in conjunction with the 1996 Private Placement as discussed in Note 11 of the Notes to Financial Statements and (iv) the Stock Split and the Series B Conversion described elsewhere in this Prospectus, as if all such events had occurred on the first day of fiscal 1996.

(7) The pro forma supplemental net income per common share gives effect to the elimination of interest expense on long-term debt to be repaid from the net proceeds of this offering, as if such repayment had occurred on the first day of the period indicated. The pro forma weighted average common shares outstanding of 25,408,102 used in computing pro forma supplemental net income per common share is based upon the number of common shares and common share equivalents outstanding after giving effect to the repurchase of certain warrants, the issuance in this offering of those shares the net proceeds of which are to be used to repay long-term debt and to repurchase such warrants, and the events described in clauses (i) through (iv) of footnote (6).

(8) The Company defines comparable store sales as net sales from stores that have been open for more than 14 full months and have not been substantially remodeled during that time.

(9) For purposes of determining comparable store sales increase (decrease), average net sales per store and average net sales per gross square foot, fiscal 1995 results were recalculated based on a 52-week year.

(10) Represents net sales from stores open throughout the full period divided by the number of such stores.

(11) Average square footage per store represents the square footage of stores open on the last day of the period divided by the number of such stores.

(12) Represents net sales from stores open throughout the full period divided by the gross square footage of such stores.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THIS SECTION, AS WELL AS THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. THE FOLLOWING DISCUSSION OF THE COMPANY'S HISTORICAL FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE HISTORICAL FINANCIAL STATEMENTS AND THE NOTES THERETO AND THE OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.

    THE COMPANY'S FISCAL YEAR ENDS ON THE SATURDAY CLOSEST TO JANUARY 31 OF THE FOLLOWING YEAR. THE RESULTS FOR FISCAL 1994, 1995, AND 1996 REPRESENT THE 52-WEEK PERIOD ENDED JANUARY 28, 1995, THE 53-WEEK PERIOD ENDED FEBRUARY 3, 1996 AND THE 52-WEEK PERIOD ENDED FEBRUARY 1, 1997, RESPECTIVELY.

GENERAL

    The Company is a leading specialty retailer of children's apparel and accessories. As of September 1, 1997, the Company operated 140 stores primarily in regional shopping malls in the eastern half of the United States. In July 1996, following the 1996 Private Placement, the Company began to implement an aggressive growth strategy designed to capitalize on its business strengths and its strong store economics. From July 1, 1996 through the end of fiscal 1996, the Company opened a total of 16 stores, growing to 108 stores. During fiscal 1997 through September 1, 1997, the Company has opened 32 stores. The Company intends to continue its expansion program and currently plans to open approximately 15 additional stores during the remainder of fiscal 1997 and at least 60 stores in fiscal 1998.

    As a result of increases in comparable store sales and the opening of new stores, the Company's net sales increased from $108.0 million in fiscal 1994 to $143.8 million in fiscal 1996 and operating income increased from $2.3 million to $12.8 million over the same period. During the past 12 months, the Company has concentrated on building the infrastructure necessary to manage its growth strategy, including the opening and remodeling of stores. During fiscal 1996 and the first six months of fiscal 1997, the Company hired additional management personnel in the areas of store operations, real estate, store construction, merchandising and finance. In fiscal 1998, the Company intends to relocate its distribution center to a larger facility and to install a warehouse management system to accommodate the Company's continued growth.

    The Company has achieved comparable store sales increases on an annual basis in each year following fiscal 1993. The Company defines its comparable store sales as net sales from stores that have been open for more than 14 full months and that have not been substantially remodeled during that time. The Company reported comparable store sales growth over prior years of 13.2%, 10.0% and 8.6% during fiscal 1994, fiscal 1995 and fiscal 1996, respectively, and 2.5% in the first six months of fiscal 1997. The Company believes that these increases were primarily the result of a successful merchandising and operational repositioning of the Company, including the restructuring of its real estate portfolio. The Company does not expect comparable store sales to continue to increase at rates similar to those that it has experienced in recent years.

    The Company incurs significant store pre-opening costs, consisting primarily of payroll, supply and advertising expenses. The Company's policy is to expense these pre-opening costs as incurred.

    The Company anticipates repaying the $20.0 million principal amount of the Senior Subordinated Notes, together with accrued interest, out of the net proceeds of its initial public offering. Consequently, the Company expects to incur a non-cash, extraordinary charge to earnings during the third quarter of fiscal 1997 of approximately $1.7 million, resulting from the write-off of unamortized debt issuance costs and unamortized debt discount, net of taxes. This charge will negatively impact the Company's third quarter fiscal 1997 results of operations.

    During fiscal 1996 and the preceding fiscal years, the Company paid federal income taxes based on the Alternative Minimum Tax ("AMT") at an effective tax rate of 2% and minimum taxes in most states due to its utilization of its NOL carryforwards. At the end of fiscal 1996, management determined, based on the Company's results of operations and projected future results, that it was likely that the NOL carryforwards could be utilized in subsequent years to offset tax liabilities. As a result of this determination, the Company reversed a valuation allowance on the Company's deferred tax asset on its balance sheet. Accordingly, the Company's net income for fiscal 1997 and future years will require calculation of a tax provision based on statutory rates in effect. Until the NOL is fully utilized or expires, this tax provision will not be paid in cash (other than to the extent of the federal AMT and state minimum taxes) but will reduce the deferred tax asset on the balance sheet.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, selected statement of operations data expressed as a percentage of net sales:

                                                                    FISCAL YEAR ENDED                   SIX MONTHS ENDED
                                                       -------------------------------------------  ------------------------
                                                        JANUARY 28,    FEBRUARY 3,    FEBRUARY 1,    AUGUST 3,    AUGUST 2,
                                                           1995           1996           1997          1996         1997
                                                       -------------  -------------  -------------  -----------  -----------
Net sales............................................        100.0%         100.0%         100.0%        100.0%       100.0%
Cost of sales........................................         68.8           68.4           62.4          67.9         67.3
                                                             -----          -----          -----         -----        -----
Gross profit.........................................         31.2           31.6           37.6          32.1         32.7
Selling, general and administrative expenses.........         25.8           25.2           25.2          28.2         26.5
Pre-opening costs....................................          0.2            0.3            0.7           0.4          1.7
Depreciation and amortization........................          3.1            2.8            2.8           3.3          3.5
                                                             -----          -----          -----         -----        -----
Operating income.....................................          2.1            3.3            8.9           0.2          1.0
Interest expense, net................................          1.2            1.6            2.0           2.1          2.5
Other expense, net...................................       --                0.3            0.3           0.7          0.2
                                                             -----          -----          -----         -----        -----
Income (loss) before income taxes and extraordinary
  item...............................................          0.9            1.4            6.6          (2.6)        (1.7)
Income tax provision (benefit).......................       --             --              (14.5)       --             (0.7)
Extraordinary gain...................................          0.5         --             --            --           --
                                                             -----          -----          -----         -----        -----
Net income (loss)....................................          1.4%           1.4%          21.1%         (2.6)%       (1.0 )%
                                                              -----          -----          -----        -----        -----
                                                              -----          -----          -----        -----        -----

    SIX MONTHS ENDED AUGUST 2, 1997 COMPARED TO SIX MONTHS ENDED AUGUST 3, 1996

    Net sales increased by $16.3 million, or 28.9%, to $72.7 million during the first six months of fiscal 1997 from $56.4 million during the first six months of fiscal 1996. Net sales for the 26 new stores opened and the six stores remodeled during the first six months of fiscal 1997 and for those stores opened or remodeled during fiscal 1996 not yet qualifying as comparable stores contributed $15.2 million of the increase in net sales. During the first six months of fiscal 1997, comparable store sales increased 2.5% and contributed $1.3 million of the increase in net sales. The first six months of fiscal 1997 were compared to a strong first six months of fiscal 1996, in which comparable store sales increased 8.1%. The fiscal 1997 increase in comparable store sales was attributable in part to strength in the Company's big girls', legwear and newborn departments, partially offset by weaker sales in the boys' departments. Net sales were also impacted by the closing of a store during 1996 which contributed $0.2 million to net sales during the first six months of fiscal 1996.

    Gross profit increased by $5.7 million to $23.8 million during the first six months of fiscal 1997 from $18.1 million during the first six months of fiscal 1996. As a percentage of net sales, gross profit increased to 32.7% in the first six months of fiscal 1997 from 32.1% in the first six months of fiscal 1996. The increase in gross profit as a percentage of net sales was principally due to the leveraging of distribution expenses over a larger store base and increased sales volume. Gross profit was also favorably impacted by a higher initial markup, partially offset by higher markdowns in the boys' departments.

    Selling, general and administrative expenses increased by $3.4 million to $19.3 million during the first six months of fiscal 1997 from $15.9 million during the first six months of fiscal 1996, but decreased as a percentage of net sales to 26.5% in the first six months of fiscal 1997 from 28.2% in the first six months of fiscal 1996. The decrease as a percentage of net sales was primarily due to a reduction in store payroll expense as a percentage of net sales and higher average store sales levels which provided greater leverage of store expenses. The increased sales base also offset the increased investment in the Company's corporate infrastructure to support its planned new store expansion program.

    During the first six months of fiscal 1997, pre-opening costs were $1.2 million as compared to $0.2 million during the first six months of fiscal 1996, reflecting the opening of 26 new stores in the first six months of fiscal 1997 as compared to four new stores during the first six months of fiscal 1996.

    Depreciation and amortization amounted to $2.6 million in the first six months of fiscal 1997 as compared to $1.9 million in the comparable prior year period. The increase in depreciation and amortization primarily relates to the increase in the number of stores.

    Interest expense, net, for the first six months of fiscal 1997 was $1.8 million, or 2.5% of net sales, as compared to $1.2 million, or 2.1% of net sales, in the comparable prior year period. The increase in interest expense was primarily due to interest on the Senior Subordinated Notes, which were outstanding for approximately one month of the prior year period.

    Other expense, net, for the first six months of fiscal 1997 amounted to $0.1 million, or 0.2% of net sales, as compared to $0.4 million, or 0.7% of net sales, in the comparable prior year period. During the first six months of fiscal 1997, other expenses primarily consisted of an anniversary fee on the Foothill Credit Facility. During the first six months of fiscal 1996, other expenses primarily comprised anniversary and credit agreement amendment fees relating to the Foothill Credit Facility.

    The Company recorded a net loss before income taxes of $1.2 million during the six months ended August 2, 1997 as compared with a net loss of $1.4 million in the comparable prior year period. As a percentage of net sales, the Company's loss before income taxes decreased to 1.7% during the first six months of fiscal 1997 from 2.6% during the first six months of fiscal 1996 due to the factors discussed above.

    During the first six months of fiscal 1997, the Company recorded a tax benefit for federal, state and local taxes of $0.5 million, or 0.7% of net sales, which reflected an effective tax rate of approximately 40%. During the first six months of fiscal 1996, the Company recorded a tax provision for state minimum taxes. No federal tax provision was recorded in the first six months of fiscal 1996 due to the Company's NOL.

    The Company had net losses of $0.7 million and $1.5 million for the first six months of fiscal 1997 and the first six months of fiscal 1996, respectively.

    YEAR ENDED FEBRUARY 1, 1997 COMPARED TO YEAR ENDED FEBRUARY 3, 1996

    Net sales increased by $21.8 million, or 17.8%, to $143.8 million during fiscal 1996 from $122.1 million in fiscal 1995. Net sales for the 18 new stores opened and the five stores remodeled during fiscal 1996, and for those stores opened or remodeled during fiscal 1995 not yet qualifying as comparable stores, contributed $17.9 million of the increase in net sales. Comparable store sales, restated to reflect a comparable 52-week period, increased by 8.6% and contributed approximately $8.6 million of the increase in net sales. Comparable store sales increased by 10.0% in fiscal 1995. The increase in comparable store sales reflected the strength of the Company's newborn, underwear and accessory departments. The above increases were offset by the closure of five stores during fiscal 1995 and one store during fiscal 1996, which in the aggregate generated a net sales decrease of $3.5 million in fiscal 1996 as compared to fiscal 1995. In addition, fiscal 1995 was a 53-week year, with the extra week contributing $1.2 million to fiscal 1995 net sales.

    Gross profit increased by $15.4 million to $54.1 million during fiscal 1996 from $38.6 million during fiscal 1995. As a percentage of net sales, gross profit increased to 37.6% during fiscal 1996 from 31.6% during fiscal 1995. Merchandise margins improved 4.9% from the previous year primarily due to higher initial markups and a reduction in the markdown rate. In addition, the Company's buying, distribution and occupancy expenses decreased as a percentage of net sales due to the increased store base and sales volume.

    Selling, general and administrative expenses increased by $5.5 million to $36.3 million during fiscal 1996 from $30.8 million during fiscal 1995, but remained constant at 25.2% of net sales in both fiscal years. The $5.5 million increase was primarily due to the operation of an increased number of stores. In addition, there were increased management incentive bonuses, advertising costs and expenses related to the expansion of the real estate and store construction functions to support the Company's growth strategy. However, as a result of the increased store base and sales volume, these additional expenses did not increase selling, general and administrative expenses as a percentage of net sales.

    During fiscal 1996, pre-opening costs were $1.0 million, or 0.7% of net sales, as compared to $0.3 million, or 0.3% of net sales, during fiscal 1995. The increase in pre-opening costs reflects the opening of 18 stores in fiscal 1996 as compared to nine stores in fiscal 1995.

    Depreciation and amortization amounted to $4.0 million in fiscal 1996, or 2.8% of net sales, as compared to $3.5 million, or 2.8% of net sales, in fiscal 1995. The increase in depreciation and amortization was primarily due to new stores.

    Interest expense, net, for fiscal 1996 totaled $2.9 million, or 2.0% of net sales, as compared to $1.9 million, or 1.6% of net sales, in the prior year. The increase in interest expense in fiscal 1996 was due primarily to interest on the Senior Subordinated Notes issued during fiscal 1996, partially offset by reduced borrowings under the Foothill Credit Facility and the elimination of interest expense on various loans repaid by the Company with proceeds from the 1996 Private Placement.

    Other expense, net, for fiscal 1996 amounted to $0.4 million, or 0.3% of net sales, as compared to $0.4 million, or 0.3% of net sales, in fiscal 1995. During fiscal 1996, other expenses consisted primarily of anniversary and credit agreement amendment fees related to the Foothill Credit Facility. During fiscal 1995, other expenses consisted primarily of $0.4 million in fees and related legal and professional costs associated with the Foothill Credit Facility.

    Income before income taxes and extraordinary items increased by $7.8 million to $9.5 million during fiscal 1996 from $1.7 million during fiscal 1995 and increased to 6.6% of net sales in fiscal 1996 from 1.4% of net sales in fiscal 1995 due to the factors discussed above.

    During fiscal 1996, the Company recorded an income tax benefit of $20.9 million. This income tax benefit primarily resulted from the reversal of a valuation allowance of $21.0 million on a net deferred tax asset, based on the Company's results of operations in fiscal 1996 and projected future results. For fiscal 1995, the Company recorded a tax provision for state minimum taxes and the federal AMT. No other federal tax provision was recorded by the Company in fiscal 1995 due to its NOL.

    The Company had net income of $30.4 million and $1.7 million for fiscal 1996 and fiscal 1995, respectively.

    YEAR ENDED FEBRUARY 3, 1996 COMPARED TO YEAR ENDED JANUARY 28, 1995

    Net sales increased by $14.1 million, or 13.1%, to $122.1 million during fiscal 1995 from $108.0 million in fiscal 1994. Net sales for the nine new stores opened and the 12 stores remodeled during fiscal 1995, and for those stores opened or remodeled during fiscal 1994 not yet qualifying as comparable stores, contributed $9.0 million of the increase in net sales. Comparable store sales during fiscal 1995 increased by 10.0% and contributed $8.3 million of the increase in net sales. Comparable store sales had increased by 13.2% in fiscal 1994. The fiscal 1995 increase in comparable store sales reflected the strength of the Company's newborn and baby boy and big girl departments along with the expansion of the underwear/ legwear departments. The above increases were offset by the closing of five stores during fiscal 1995 and six stores during fiscal 1994, which in the aggregate generated a net sales decrease of $4.8 million in fiscal 1995 as compared to fiscal 1994. In addition, fiscal 1995 was a 53-week year, with the extra week contributing $1.6 million to fiscal 1995 net sales.

    Gross profit increased by $4.9 million to $38.6 million during fiscal 1995 from $33.7 million during fiscal 1994. As a percentage of net sales, gross profit increased to 31.6% during fiscal 1995 from 31.2% in fiscal 1994. The increase as a percentage of net sales during fiscal 1995 was attributable to increased leverage of store occupancy costs resulting from the higher sales volume and a higher initial markup, partially offset by a higher markdown rate and increased merchandise design expenses.

    Selling, general and administrative expenses increased by $2.9 million to $30.8 million during fiscal 1995 from $27.9 million during fiscal 1994, but decreased as a percentage of net sales to 25.2% in fiscal 1995 from 25.8% in fiscal 1994. The increase in selling, general and administrative expenses was primarily due to the increased number of stores in operation and the introduction of the Company's proprietary credit card program. The decrease in selling, general and administrative expenses as a percentage of net sales was primarily the result of improved store payroll productivity and a reduction in corporate overhead expenses as a percentage of net sales due to the Company's larger store base and increased sales volume.

    During fiscal 1995, pre-opening costs were $0.3 million, or 0.3% of net sales, as compared to $0.2 million, or 0.2% of net sales, in fiscal 1994, reflecting the opening of nine stores in fiscal 1995 as compared to six stores in fiscal 1994.

    Depreciation and amortization amounted to $3.5 million in fiscal 1995, or 2.8% of net sales, as compared to $3.3 million, or 3.1% of net sales, in fiscal 1994. The increase in depreciation and amortization was primarily due to new and remodeled stores.

    Interest expense, net, for fiscal 1995 was $1.9 million, or 1.6% of net sales, as compared to $1.3 million, or 1.2% of net sales, in fiscal 1994. The increase in fiscal 1995 interest expense was due primarily to interest on borrowings under the Foothill Credit Facility.

    Other expense, net, for fiscal 1995 amounted to $0.4 million, or 0.3% of net sales. During fiscal 1995, other expenses were comprised primarily of fees and related legal and professional costs associated with the Foothill Credit Facility.

    Income before income taxes and extraordinary items increased by $0.7 million to $1.7 million during fiscal 1995 from $1.0 million during fiscal 1994 and increased to 1.4% of net sales in fiscal 1995 from 0.9% of net sales in fiscal 1994 due to the factors discussed above.

    The Company's recorded income tax provision for fiscal 1995 and fiscal 1994 represented a provision for state minimum taxes and the federal AMT. No other federal tax provision was recorded due to the use of the Company's NOL.

    In fiscal 1994, the Company recorded an extraordinary gain of $0.5 million relating to the forgiveness of debt.

    The Company had net income of $1.7 million and $1.5 million for fiscal 1995 and fiscal 1994, respectively.

LIQUIDITY AND CAPITAL RESOURCES

    During its three most recent fiscal years and the first six months of fiscal 1997, the Company's primary uses of cash have been to finance new store openings, purchase inventory, provide for working capital and make required principal and interest payments on its debt. Until the 1996 Private Placement, the Company met its cash requirements through cash flow from operations, the sale of equity securities and borrowings under its lines of credit. Since the 1996 Private Placement, the Company has been able to meet its cash needs, including those associated with the opening of new stores, principally by using cash flow from operations and borrowings under the Foothill Credit Facility.

    Cash flows provided by operating activities were $1.3 million, $7.7 million and $7.8 million in fiscal 1994, 1995 and 1996, respectively. During the first six months of fiscal 1996 and 1997, cash flows used in operating activities were $4.5 million and $2.9 million, respectively. The increase in cash flows from operating activities in fiscal 1995 was primarily the result of an increase in accounts payable. In fiscal 1996, cash flows from operating activities increased primarily as a result of an increase in net income, partially offset by a decrease in payables. The decrease in net cash used in operating activities during the first six months of fiscal 1997 was due primarily to an increase in accounts payable partially offset by an increase in inventory resulting from the Company's store expansion program.

    Cash flows used in investing activities were $2.7 million, $6.9 million and $8.5 million in fiscal 1994, 1995 and 1996, respectively, and $2.8 million and $10.2 million in the first six months of fiscal 1996 and 1997, respectively. Cash flows used in investing activities relate primarily to store openings and remodelings and computer equipment for the Company's executive offices. In fiscal 1994, 1995 and 1996, the Company opened 6, 9 and 18 stores while remodeling 3, 12 and 5 stores, respectively. In the first six months of fiscal 1996 and 1997, the Company opened 4 and 26 stores while remodeling 5 and 6 stores, respectively.

    Cash flows provided by (used in) financing activities were $1.2 million, ($0.5) million and $3.5 million in fiscal 1994, 1995 and 1996, respectively, and $7.2 million and $10.2 million in the first six months of fiscal 1996 and 1997, respectively. The decrease in cash flows from financing activities in fiscal 1995 was primarily the result of the net repayments on long-term debt, partially offset by higher borrowings under the Foothill Credit Facility and lower payments on obligations under capital leases. In fiscal 1996, cash flows from financing activities increased as a result of the 1996 Private Placement with the SKM Investors and the Noteholder. The net proceeds of the 1996 Private Placement were used to redeem certain outstanding shares of Common Stock, repay existing long-term debt and reduce outstanding borrowings under the Foothill Credit Facility. The increase in cash flows from financing activities during the first six months of fiscal 1997 related primarily to the utilization of the Foothill Credit Facility to fund seasonal working capital needs and the Company's store expansion program partially offset in the prior year by the net proceeds resulting from the 1996 Private Placement.

    The Company has a working capital revolving credit facility with Foothill Capital. As of February 1, 1997, there were no amounts borrowed under the Foothill Credit Facility and, as of August 2, 1997, a total of $12.5 million had been borrowed under the Foothill Credit Facility. In addition, as of February 1, 1997 and August 2, 1997, the Company had outstanding $4.7 million and $7.0 million, respectively, in letters of credit under the Foothill Credit Facility. Availability under the Foothill Credit Facility as of February 1, 1997 and August 2, 1997 was $11.9 million and $5.8 million, respectively. As of February 1, 1997 and August 2, 1997 the interest rates charged under the Foothill Credit Facility were 10.75% and 8.5% per annum, respectively.

    The Company amended its credit facility with Foothill Capital on July 31, 1997 to increase the Foothill Credit Facility from $20.0 million to $30.0 million (including an increase in the sublimit for letters of credit from $10.0 million to $20.0 million). The amount that may be borrowed by the Company under the amended Foothill Credit Facility depends upon the levels of inventory and accounts receivable. Amounts outstanding under the amended facility bear interest at a floating rate equal to the reference rate of

Norwest Bank Minnesota N.A. or, at the Company's option, the 30-day LIBOR Rate plus a pre-determined spread. The LIBOR spread is 1 1/2% or 2%, depending upon the Company's financial performance from time to time. Borrowings under the amended facility mature in July 2000 and provide for one year automatic renewal options. The amended Foothill Credit Facility contains certain financial covenants including, among others, the maintenance of minimum levels of tangible net worth, working capital and current ratios, and imposes certain limitations on the Company's annual capital expenditures, as defined in the amended Foothill Credit Facility. Management believes that the Company will be able to comply with the financial covenants contained in the amended facility and does not believe that compliance with these covenants will interfere with its business or the implementation of its growth strategy. Credit extended under the amended Foothill Credit Facility continues to be secured by a first priority security interest in the Company's present and future assets, intellectual property and other general intangibles.

    In July 1996, the Company consummated the 1996 Private Placement with the SKM Investors and the Noteholder, which resulted in net proceeds to the Company of $37.4 million. These net proceeds were used to repay certain outstanding indebtedness and to redeem certain outstanding shares of Common Stock. The successful completion of the 1996 Private Placement enabled the Company to implement a growth strategy built on opening new stores through the reinvestment of operating cash flow which had previously been dedicated to debt repayment obligations. See "Certain Relationships and Related Transactions--1996 Private Placement."

    The Company obtained a waiver from Foothill Capital and an amendment from the Noteholder with respect to the capital expenditure limitations for fiscal 1996 under the Foothill Credit Facility and the Senior Subordinated Notes. The waiver and amendment enabled the Company to open additional stores in connection with its expansion.

    During fiscal 1995, fiscal 1996 and the first six months of fiscal 1997, the Company incurred capital expenditures of $6.9 million, $8.5 million and $10.2 million, respectively. In a typical new store, capital expenditures (net of landlord contribution) approximate $0.2 million. In addition, a new store typically requires a $0.1 million investment in inventory (net of merchandise payables) and other pre-opening expenses. Management anticipates that total capital expenditures in fiscal 1997, relating primarily to new and remodeled stores and ongoing store maintenance programs, will be approximately $15.2 million. Management plans to fund these capital expenditures from cash flow from operations.

    The Company currently has no material commitments for capital other than the Foothill Credit Facility. The Company expects, however, to enter into a commitment with respect to a new distribution center and corporate headquarters. The Company's lease for its current distribution center and headquarters facility is scheduled to expire in March 1999. In addition, as a result of its continuing growth, the Company believes that it will require additional space by the third or fourth quarter of fiscal 1998. Consequently, the Company is seeking a suitable site to relocate its distribution center and headquarters. The Company has not selected a site or determined whether it would purchase or lease such a facility. However, the Company has received and is considering a proposal for the Company to purchase a facility comprising 147,000 square feet with expansion capability for an additional 60,000 to 80,000 square feet. If the Company were to proceed with such purchase, it would anticipate consummating the purchase during the first quarter of fiscal 1998. Based on its preliminary discussions with respect to this proposal, the Company estimates that the cost of purchasing the facility, together with the costs of outfitting the facility, would be approximately $8.0 million to $9.0 million. The Company would likely also incur costs of approximately $200,000 for additional interim warehouse space, which it is currently seeking, to accommodate its growth prior to moving into the new facility. If the Company were unable to reach agreement with respect to the purchase of this potential facility or another new facility, the Company may consider renewing its current lease and leasing additional space for a distribution center or leasing an entirely new facility.

    If the Company purchases a new facility for its distribution center and corporate headquarters, the Company would expect to finance most of the purchase price through a mortgage. The Company believes that its current financing arrangements under the Foothill Credit Facility and its anticipated level of internally generated funds will be adequate to fund its other capital requirements for at least the next 18 to 24 months. The Company's capital needs consist of working capital expenditures, including inventory and capital expenditures relating to new and remodeled stores, expenditures for computer hardware and software required in connection with the Company's growth, and interest payments on indebtedness. The Company's ability to meet these capital requirements, and its continued need for external financing, will depend on its ability to generate cash from operations and successfully implement its store expansion plans.

QUARTERLY RESULTS AND SEASONALITY

    The Company's quarterly results of operations have fluctuated and are expected to continue to fluctuate materially depending on a variety of factors, including the timing of new store openings and related pre-opening and other startup expenses, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in timing of certain holidays, changes in the Company's merchandise mix and overall economic conditions.

    The Company's business is also subject to seasonal influences, with heavier concentrations of sales during the holiday and back-to-school seasons. As is the case with many retailers of apparel and related merchandise, the Company typically experiences lower net sales during the first two fiscal quarters and are often lower during the second fiscal quarter than during the first fiscal quarter. The Company has experienced first and second quarter losses in the past and may experience such losses in the future. Because of these fluctuations in net sales and net income (loss), the results of operations of any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Risk Factors--Fluctuations in Quarterly Results and Seasonality."

    The following table sets forth certain statement of operations data and operating data for each of the Company's last ten fiscal quarters and the percentage of net sales represented by the line items presented. The quarterly statement of operations data and selected operating data set forth below were derived from unaudited financial statements of the Company and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results of operations for these fiscal quarters.

                                                         FISCAL                                       FISCAL
                                                          1995                                         1996
                                   --------------------------------------------------  -------------------------------------
                                      FIRST       SECOND        THIRD       FOURTH        FIRST       SECOND        THIRD
                                     QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------

                                                                    (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales........................   $  25,433    $  23,181    $  33,713    $  39,733    $  30,438    $  25,974    $  40,353
Gross profit.....................       7,224        5,530       11,640       14,232       10,238        7,873       16,976
Operating income (loss)..........        (440)      (2,423)       3,065        3,860        1,557       (1,438)       6,347

AS A PERCENTAGE OF NET SALES:
Gross profit.....................        28.4%        23.9%        34.5%        35.8%        33.6%        30.3%        42.1%
Operating income (loss)..........        (1.7)       (10.5)         9.1          9.7          5.1         (5.5)        15.7

SELECTED OPERATING DATA:
Comparable store sales increase
  (decrease).....................        25.6%        19.0%         0.8%         3.5%         9.8%         6.2%         8.1%
Stores open at end of period.....          90           90           94           91           93           95          104

                                                         FISCAL
                                                          1997
                                                ------------------------
                                     FOURTH        FIRST       SECOND
                                     QUARTER      QUARTER      QUARTER
                                   -----------  -----------  -----------

STATEMENT OF OPERATIONS DATA:
Net sales........................   $  47,073    $  39,203    $  33,534
Gross profit.....................      18,965       14,018        9,802
Operating income (loss)..........       6,336        2,618       (1,922)
AS A PERCENTAGE OF NET SALES:
Gross profit.....................        40.3%        35.8%        29.2%
Operating income (loss)..........        13.5          6.7         (5.7)
SELECTED OPERATING DATA:
Comparable store sales increase
  (decrease).....................         9.7%         5.0%        (0.5%)
Stores open at end of period.....         108          119          134

                                    BUSINESS

OVERVIEW

    The Company is a leading specialty retailer of high quality, value-priced apparel and accessories for newborn to twelve year old children. The Company designs, contracts to manufacture and sells its products under "The Children's Place" brand name. As of September 1, 1997, the Company operated 140 stores, primarily located in regional shopping malls in the eastern half of the United States. The Company's net sales have increased from $96.6 million in fiscal 1993 to $143.8 million in fiscal 1996 and operating income has increased from $1.4 million in fiscal 1993 to $12.8 million in fiscal 1996. In the first six months of fiscal 1997, net sales totaled $72.7 million as compared to $56.4 million in the first six months of fiscal 1996. The Company has achieved comparable store sales increases over prior years of 13.2%, 10.0% and 8.6% during each of fiscal 1994, 1995 and 1996, respectively, and 2.5% in the first six months of fiscal 1997. Net sales per gross square foot have increased from $226 in fiscal 1993 to $335 in fiscal 1996. These increases are primarily the result of a merchandising and operational repositioning of the Company over the last five fiscal years under the direction of the Company's current management team.

    In fiscal 1996, new stores for which fiscal 1996 was the first full year of operations had average net sales of $1,250,000. The average investment for these new stores, including capital expenditures (net of landlord contribution), initial inventory (net of merchandise payables) and pre-opening costs, was $371,000. New stores have generally achieved profitability within the first full quarter of operations, with average fiscal 1996 store level operating cash flow of approximately $288,000 (23.0% of net sales) for stores for which fiscal 1996 was the first full year of operations. In fiscal 1996, these stores yielded a cash return on investment of 77.6%.

    In July 1996, following a private financing in which the Company raised $37.4 million of net proceeds, the Company began to implement an aggressive growth strategy designed to capitalize on its business strengths and its strong store economics. From July 1, 1996 through the end of fiscal 1996, the Company opened a total of 16 new stores, growing to 108 stores. During fiscal 1997 through September 1, 1997, the Company has opened 32 stores. The Company intends to continue its expansion program and currently plans to open approximately 15 additional stores during the remainder of fiscal 1997 and at least 60 stores in fiscal 1998.

    The Company and other children's retailers capitalize on the fact that children typically require new clothes every season, and often more than once within a season. The Company believes that the children's apparel market generated approximately $26.9 billion in retail purchases in calendar 1996. Management estimates that total sales of children's apparel grew at a compound annual rate of approximately 4.6% between calendar 1991 and calendar 1996. In addition, there are approximately four million births in the United States each year. The Company believes that the size and growth of its market, coupled with its business strengths and expansion strategies, should provide significant opportunities for growth in the future.

    The Company believes that its value-based, proprietary brand business strategy has been and will continue to be the key to its success as a specialty retailer. The Company also believes that the combination of its unique price-value positioning, merchandising strategy, strong brand image, broad consumer appeal, vertically integrated operations, expert sourcing and proven management team have contributed to the success of the Company's merchandising and operating strategies.

MERCHANDISING

    MERCHANDISE OFFERING. The Company's merchandise is divided into four divisions--girlswear, boyswear, newborn and accessories. The Company's merchandise offers a balanced assortment of styles in fashionable colors and patterns, with the aim of consistently creating a fresh, youthful look that the Company believes is unique to "The Children's Place" brand. Each year the Company presents four major seasonal lines (spring, summer, back-to-school, holiday) and two transitional lines. Within each season, the Company offers a fresh assortment of coordinated basic and fashion apparel with complementary accessories designed to encourage multiple item purchases.

    EVERYDAY VALUE PRICING. The Company's pricing strategy is to set prices that the Company believes provide value to its customers and are below those of comparable quality products sold by most of its direct mall-based competitors. The Company employs this everyday value pricing strategy to attract and retain customers by allowing customers to make purchases without having to wait for special sales. The Company's mark-down policy is to systematically reduce prices on slow-moving merchandise.

    MERCHANDISE EXPANSION STRATEGY. The Company periodically evaluates opportunities for selective product extensions. In fiscal 1997, the Company introduced a new layette line and expanded its big boy and big girl departments to include size 16. The Company expects to continue to seek opportunities to expand its customer base and enhance the productivity of its stores through further development of existing merchandise categories and the continued introduction of new merchandise classifications.

    DESIGN AND PRODUCT DEVELOPMENT. Each of the Company's seasonal lines begins with the compilation of market intelligence regarding fashion trends approximately nine months before the season, through extensive European and domestic market research, the purchase of prototype samples, media, trade shows, fashion magazines, the services of fashion and color forecast organizations and analysis of prior season performance. Potential items are designed using computer aided design ("CAD") technology, giving the Company the opportunity to consider a wide range of style and fashion options.

    PLANNING AND ALLOCATION. The merchandise planning team creates a detailed purchasing plan for each season covering each department, each category and each key basic item, based on historical and current selling trends. The Company typically orders 90% of the purchasing plan five months before the season, saving 10% to respond quickly to new fashion trends and reorders of key basic items. The production process takes approximately four to five months from order confirmation to receipt of merchandise at the Company's distribution facility. The merchandise planning team also monitors current and future inventory levels on a weekly basis and analyzes sales patterns to predict future demand for various categories. The Company regularly monitors sales of each style and color and maintains some flexibility to adjust merchandise on order for future seasons or to accelerate delivery of merchandise. The merchandise planning team is also responsible for planning and allocating merchandise to each store based on sales volume levels for each department, category and key basic item and other factors. See "Risk Factors-- Merchandise Trends."

SOURCING AND PROCUREMENT

    After a product line is conceptualized and purchase levels are determined, the Company's sourcing team makes on-site visits to the Company's independent agents and various manufacturers to negotiate product costs and arrange delivery of merchandise manufactured to the Company's specifications.

    COST-BASED BUYING. The Company combines management's extensive sourcing experience with a cost-based buying strategy in order to lower costs and increase margins. Management believes it has a thorough understanding of the economics of apparel manufacturing, enabling the Company to determine the most cost-effective country and manufacturer from which to source each particular item. Relying on its supplier relationships and management's knowledge of component costs, the Company believes it has been able to arrange for the manufacture of high quality products at low cost. One important aspect of the Company's sourcing strategy is that its Chief Executive Officer, Ezra Dabah, who has over 25 years of merchandising, apparel and buying experience, frequently travels to meet with the Company's agents and manufacturers.

    MANUFACTURERS. The Company's apparel is produced to its specifications by more than 50 independent manufacturers located primarily in the Far East and elsewhere in Asia. In fiscal 1996, the majority of the Company's merchandise was produced in Taiwan and Hong Kong. The remainder of the Company's merchandise was produced in Turkey, China, the United States and certain other countries. To broaden its sourcing base, the Company also has begun to source from manufacturers located in lower cost markets, such as the Philippines, Thailand and Sri Lanka. These three markets accounted for approximately 12% of the Company's total purchases in fiscal 1996, as compared to approximately 6% in fiscal 1995.

    The Company has no exclusive or long-term contracts with its manufacturers and typically transacts business on an item-by-item basis under purchase orders at freight on board ("FOB") cost in United States dollars. The Company purchases merchandise through a Hong Kong-based trading company, with which the Company has no formal written agreement, for most of its procurements from manufacturers located in China, Hong Kong and the Philippines. In addition, the Company has entered into agreements with commissioned independent agents elsewhere in the Far East and in Turkey to assist in sourcing and pre-production approval, production, inspection and ensuring timely delivery of merchandise. The Company has developed long-term, continuous relationships with key individual manufacturers and raw material suppliers which management believes have yielded numerous benefits, including quality control and favorable costs, and have afforded it flexible working arrangements and a steady flow of merchandise supply. In addition, although they are not contractually obligated to do so, the Hong Kong-based trading company and a commissioned independent agent in Taiwan each have exclusive arrangements with the Company. See "Risk Factors--Dependence on Unaffiliated Manufacturers and Independent Agents."

    SYSTEMS. The Company employs a work-in-process tracking system that enables it to anticipate potential delivery delays and take action to mitigate the impact of such delays. By using this system together with the Company's purchase order and advanced shipping notification systems, the Company and its independent agents actively monitor the status of each purchase order from order confirmation to merchandise receipt. The Company has experienced occasional shipment delays, but no such delay has had a material adverse effect on the Company. The Company is pursuing software technologies to further enhance communication of the production and pre-approval status of its work-in-process directly from its overseas agents.

    QUALITY ASSURANCE. To ensure quality and promote consumer confidence in "The Children's Place" products, the Company utilizes its own, in-house quality assurance laboratory to test and evaluate all fabric and trimming materials against a comprehensive range of physical performance standards before bulk production can begin. The Company's director of quality control and/or the quality control personnel of the Company's independent agents visit the various manufacturing facilities to monitor and improve the quality control and production process. With this focus on pre-production quality approval, the Company is generally able to detect and correct quality related problems before bulk production begins. The Company does not accept its finished apparel products until each purchase order receives formal certification of compliance from its agents' inspectors.

COMPANY STORES

    EXISTING STORES. As of September 1, 1997, the Company operated 140 stores, all of which are located in the eastern half of the United States. Most of the Company's stores are clustered in and around major metropolitan areas. The Company's stores are concentrated in major regional malls, with the exception of seven outlet stores and two urban street stores. The map and store list below set forth by state and city the number and location of stores operated by the
Company:

[The Prospectus contains a graphic of a Map of the United States which sets forth the number of stores operated by the Company in each state in which it has stores.]

CONNECTICUT-6       INDIANA-6           MASSACHUSETTS-13    NEW HAMPSHIRE-3     NEW YORK-26         OHIO-6
Danbury             Merrillville        N. Attleboro        Salem               Rochester (3)       Columbus (2)
Manchester          Lafayette           Kingston            Manchester          Buffalo             Dayton
Meriden             Ft. Wayne           East Taunton        Nashua              Syracuse (2)        Cincinnati (3)
Waterford           Greenwood           Braintree                               Albany
Trumbull            Indianapolis        Natick              NEW JERSEY-19       Niagara Falls       PENNSYLVANIA-12
West Hartford       Evansville          Saugus              E. Brunswick        Garden City         Springfield
                                        Worcester           Deptford            White Plains        Willow Grove
DELAWARE-2          KENTUCKY-1          Marlborough         Princeton           Huntington Station  Philadelphia (4)
Newark              Florence            Burlington          Freehold            Valley Stream       Exton
Wilmington                              Watertown           Lawrenceville       Massapequa          North Wales
                    MAINE-2             Peabody             Eatontown           Lake Grove          Langhorne
FLORIDA-1           Kittery             Cambridge           Cherry Hill         Bay Shore           King of Prussia
Coral Springs       S. Portland         Holyoke             Mays Landing        Riverhead           York
                                                            Wayne               New York (7)        Pittsburgh
ILLINOIS-13         MARYLAND-9          MICHIGAN-7          Paramus (2)         Yorktown Heights
Vernon Hills        Gaithersburg        Grand Rapids        Woodbridge          Middletown          SOUTH CAROLINA-1
Bloomingdale        Baltimore           Novi                Rockaway            Nanuet              Myrtle Beach
Norridge            Columbia            Dearborn            Livingston
N. Riverside        Parkville           Troy                Secaucus            NORTH CAROLINA-3    TENNESSEE-1
Lincolnwood         Annapolis           Sterling Heights    Jersey City         Winston-Salem       Nashville
St. Charles         Owings Mills        Harper Woods        Bridgewater         Raleigh
Schaumburg          Waldorf             Portage             Voorhees            Greensboro          VIRGINIA-5
Orland Park         Glen Burnie                             Toms River                              Fairfax
Gurnee              Towson              MINNESOTA-4                                                 Virginia Beach
Chicago                                 Bloomington                                                 Richmond
Calumet City                            Maplewood                                                   Winchester
Aurora                                  Minnetonka                                                  Woodbridge
West Dundee                             Burnsville

    STORE ENVIRONMENT. The Company's prototype store measures approximately 3,500 square feet and features a design that incorporates light maple wood floors, fixtures and trim set against a white color scheme, accented by the hunter green used in the Company's logo. The Company believes that the environment created by its "apple-maple" prototype store promotes a shopping experience that is inviting and friendly. The store is brightly lit, featuring floor-to-ceiling glass windows that allow the Company's colorful fashions to attract customers from the outside. A customized grid system throughout the store's upper perimeter displays featured merchandise, marketing photographs and key basic item prices. Suspended signs direct customers to departments within the store where each merchandise line is displayed as a separate collection of coordinated basic and fashion items, with matching accessories. The Company believes that its merchandise presentation effectively displays "The Children's Place" look and creates a visually attractive selling environment that maximizes customer convenience and encourages the purchase of multiple items.

    To achieve uniform merchandise presentation and to maximize sales of coordinating items, store management is provided with detailed written and visual store plans that specify merchandise placement. Standardization of store design and merchandise presentation also promotes effective usage and productivity of selling space and maximizes customer convenience in merchandise selection. By seeking a uniform appearance in store design and merchandise presentation, the Company believes that it is able to maintain and enhance "The Children's Place" brand image.

    As of September 1, 1997, approximately 75% of the Company's stores (excluding outlet stores) are based on the new "apple-maple" prototype. The Company generally remodels its stores to the new prototype specifications as their leases are renewed. In many cases, conversion to the new prototype involves relocation within a mall as well as a significant reduction in space.

    STORE OPERATIONS. The Company's store operations are directed by the Company's Vice President of Store Operations, three regional managers and 15 district managers. Individual stores are managed by a store manager and up to three co-managers depending on sales volume. A typical store employs a number of full time and part time sales associates, and hires additional part time associates based on seasonal needs.

    Regional and district managers spend a majority of their work week on store selling floors, providing direction, motivation, training and support to field personnel. Store managers are responsible for supervising customer service, store presentation, staff scheduling, shrinkage control and seeing that the store achieves its planned sales goals. Customer service is a major focus for store management and sales associates, and continuing efforts are made to maximize selling productivity.

    The Company engages in an ongoing process of training management and sales associates in the areas of customer service, selling skills, merchandising, procedures and controls, utilizing visual aids, training manuals and training workshops.

    Management maintains a high level of communication between the central office and stores. Frequent downloads through the POS registers, biweekly mail packs to each store, voicemail and district manager conference calls augment the frequent store visits by the regional and district managers. In addition, quarterly home office and district manager meetings engender a strong team culture. The Company is continuing to improve the communication between the central office and its stores with the use of new technology.

STORE EXPANSION PROGRAM

    In mid-1996, the Company began implementing an aggressive growth strategy designed to capitalize on its business strengths and its strong store economics. From July 1, 1996 to the end of fiscal 1996, the Company opened 16 stores. During fiscal 1997 through September 1, 1997, the Company has opened 32 stores. The Company intends to continue its store expansion program and currently plans to open approximately 15 additional stores during the remainder of fiscal 1997 and at least 60 stores in fiscal 1998. The Company believes that its value pricing and its merchandise assortment appeal to customers in all socioeconomic groups, affording it substantial expansion opportunities. There are hundreds of regional malls, street locations and outlet centers in the United States that the Company believes would be suitable sites for the Company's stores.

    The Company's expansion strategy focuses primarily on mall-based locations. The regional malls which the Company targets are typically high volume centers, generally measuring one million square feet or more, having at least three department stores or other anchor tenants and various specialty retailers, as well as several entertainment features (such as restaurants, a food court and/or movie theaters). The Company conducts extensive analyses of potential store sites, taking into account the performance of other specialty retail tenants, the existing anchor stores and other stores, the size, type and average sales per square foot of the mall and the demographics of the surrounding area. The most important consideration for the Company in evaluating a store location within a mall is placement of the store relative to mall traffic patterns. In addition, the Company continuously evaluates opportunities to add stores in other types of locations, such as outlet centers and urban street locations. The Company intends to focus its expansion by establishing clusters of stores in states in which it already has stores or in contiguous states in order to strengthen "The Children's Place" brand name recognition. See "Risk Factors--Aggressive Growth Strategy."

MARKETING

    ADVERTISING AND PROMOTION. The Company strives to enhance its reputation and image in the marketplace and build recognition and equity in "The Children's Place" brand name by advertising its image, product and message through in-store photographs and product displays, direct mail and, to a lesser extent, regional and national print media. The Company's point of purchase marketing strategy uses high image visuals to highlight the individual departments and seasonal fashion looks, promoting key basic items at price points representing exceptional value, and focusing on store-front and window displays to attract customers into the stores. The Company primarily relies on mall-based traffic and its reputation, loyal customer base and brand image to generate sales. Moreover, instead of relying on special holiday or one-day promotions to stimulate sales, the Company relies on its everyday value pricing strategy to attract customers. To encourage larger purchases, the Company periodically distributes coupons providing a discount on purchases above a specified minimum.

    PROPRIETARY CREDIT CARD. The Company views the use of a proprietary credit card as an important marketing and communication tool and introduced "The Children's Place" credit card in January 1995. Pursuant to a merchant services agreement with the Company, Hurley State Bank issues to the Company's customers private label credit cards for use exclusively at the Company's stores and extends credit to such customers. Hurley State Bank's agent, SPS, administers the approval, issuance and administration of the credit card program. For these services, the Company pays to Hurley State Bank a merchant fee which is calculated as a percentage of sales under the credit card. In fiscal 1996, the Company paid $0.9 million to Hurley State Bank in merchant fees. The number of holders of the Company's proprietary credit card has grown to over 250,000, and these customers accounted for approximately 15% of the Company's fiscal 1996 net sales. The Company believes that its proprietary credit card promotes affinity and loyalty among those customers who use the card and facilitates communication with such customers through delivery of coupons and promotional materials. The Company markets its proprietary credit card by offering customers who apply for a card a 15% discount on their initial purchase using the card. The Company's average dollar sale to customers using "The Children's Place" card has been substantially higher than the Company's overall average dollar sale. The Company's credit card operations are conducted through a third party credit card service. See "Risk Factors--Proprietary Credit Card."

MANAGEMENT INFORMATION SYSTEMS

    The Company's management information and electronic data processing systems consist of a full range of retail, financial and merchandising systems, including purchase order management, importing, inventory planning and control, inventory distribution, sales reporting and accounts payable. These systems operate on a Hitachi EX/27 platform mainframe computer and utilize a combination of third party and proprietary software packages. Management views technology as an important tool in efficiently supporting its rapid growth and maintaining a competitive industry position.

    Unit and dollar sales information is updated daily in the merchandise reporting systems by polling each store's POS terminals. Through automated nightly two-way electronic communication with each store, sales information, payroll hours and other store initiated transfers are uploaded to the host system, and price changes and other information are downloaded through the POS devices. Information obtained from such daily polling generally results in automatic merchandise replenishment in response to the specific stock keeping unit ("SKU") requirements of each store. The Company evaluates information obtained through daily reporting to identify sales trends and to implement merchandising decisions regarding markdowns and allocation of merchandise.

    The Company is committed to utilizing technology to further enhance its competitive position. In this regard, the Company is scheduled to install a warehouse management system during fiscal 1998 in connection with the planned relocation of its distribution center. The Company also intends to replace its POS software during fiscal 1998 to enhance customer service and communication between the Company's central office and its stores. See "Risk Factors--Reliance on Information Systems."

DISTRIBUTION

    All merchandise is currently received, inspected, processed and distributed through the Company's 65,000 square foot leased distribution facility at its headquarters in West Caldwell, New Jersey. In light of its stringent quality assurance procedures implemented during the manufacturing process, the Company has been able to substantially reduce the physical inspection of garments received at the distribution facility. Accordingly, most merchandise "flows through" within one business day of its receipt at the distribution facility and is shipped directly to stores each weekday by commercial carrier, reducing costs and expediting delivery to the Company's stores. The Company has experienced occasional shipment delays, but no such delay has had a material adverse effect on the Company. The Company intends to move its distribution center to a larger facility during fiscal 1998 to accommodate the Company's continued growth and is evaluating suitable sites for, and whether to purchase or lease, such new facility. See "Risk Factors--Disruptions in Receiving and Distribution."

COMPETITION

    The children's apparel retail business is highly competitive. The Company competes in substantially all of its markets with GapKids, BabyGap and Old Navy (each of which is a division of The Gap, Inc.), The Gymboree Corporation, Limited Too (a division of The Limited, Inc.), J.C. Penney Company, Inc., Sears, Roebuck and Co. and other department stores that sell children's apparel and accessories, as well as certain discount stores such as Wal-Mart Stores, Inc. and Kids "R" Us (a division of Toys "R" Us, Inc.). The Company also competes with a wide variety of local and regional specialty stores and with other national retail chains and catalog companies. One or more of its competitors are present in substantially all of the malls in which the Company has stores. Many of the Company's competitors are larger than the Company or have access to significantly greater financial, marketing and other resources than the Company.

    The Company believes that the principal factors of competition in the Company's marketplace are perceived value, price, quality, merchandise assortment, brand name recognition, customer service, and a friendly store environment. Management believes that the Company has been able to effectively compete against other retailers of children's apparel because of its reputation in the marketplace and consistent merchandise offering of high quality, everyday value-priced childrenswear, sold in a friendly environment. See "Risk Factors--Competition."

TRADEMARKS AND SERVICE MARKS

    Each of "The Children's Place," "Baby Place," "The Place," "TCP" and "Authentic Tiny Tee" has been registered as a trademark and/or a service mark with the United States Patent and Trademark Office. The registration of the trademarks and the service marks may be renewed to extend the original registration period indefinitely, provided the marks are still in use. The Company intends to continue to use and protect its trademarks and service marks and maintain their registrations. The Company also intends to take action to protect its trademarks in certain foreign countries. The Company believes its trademarks and service marks have received broad recognition and are of significant value to the Company's business.

PROPERTIES

    The Company's executive offices and distribution center are located in West Caldwell, New Jersey, and are occupied under the terms of a lease covering approximately 91,000 square feet. The Company expects to relocate its offices and distribution center during fiscal 1998 but may continue to be obligated on its current lease until its expiration in March 1999. Many of the Company's store leases contain provisions requiring landlord consent to a change in control of the Company. Such provisions may be triggered by this offering or future offerings of securities by the Company. However, the Company believes that because of its good relations with its landlords and because most of its leases are at market rents, these provisions should not have a material adverse effect on the Company.

    All of the Company's existing store locations are leased by the Company, with lease terms expiring between 1998 and 2008 and with an average unexpired lease term of 7.5 years. The leases for most of the existing stores are for terms of ten years and provide for contingent rent based upon a percent of sales in excess of specified minimums. Leases for future stores will likely include similar contingent rent provisions. For a map and list of the geographic locations of the Company's existing stores, see "--Company Stores-- Existing Stores."

EMPLOYEES

    As of August 2, 1997, the Company had approximately 680 full-time employees, of whom approximately 180 are based at the Company's headquarters and distribution center, and approximately 1,370 part-time employees. None of the Company's employees is covered by a collective bargaining agreement. The Company believes its relations with its employees are good.

LEGAL PROCEEDINGS

    The Company is involved in various legal proceedings from time to time incidental to the conduct of its business. In the opinion of management, any ultimate liability arising out of such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the executive officers and directors of the Company:

NAME                                            AGE                                 POSITION
------------------------------------------  -----------  ---------------------------------------------------------------
Ezra Dabah................................          44   Chairman of the Board of Directors and Chief
                                                         Executive Officer
Stanley B. Silver.........................          59   President, Chief Operating Officer and Director
Seth L. Udasin............................          41   Vice President, Chief Financial Officer and Treasurer
Steven Balasiano..........................          34   Vice President, General Counsel and Secretary
Mario A. Ciampi...........................          37   Vice President -- Real Estate & Construction
Ed DeMartino..............................          46   Vice President -- Management Information Systems
Robert Finkelstein........................          45   Vice President -- Merchandising Planning and
                                                         Allocation
Nina L. Miner.............................          48   Vice President -- Design and Product Development
Salvatore W. Pepitone.....................          50   Vice President -- Distribution Center
Mark L. Rose..............................          32   Vice President -- Sourcing and Production
Susan F. Schiller.........................          36   Vice President -- Store Operations
Diane M. Timbanard........................          52   Vice President -- Merchandising Manager
Stanley Silverstein.......................          72   Director
John F. Megrue............................          39   Director
David J. Oddi.............................          27   Director

    EZRA DABAH has been Chief Executive Officer of the Company since 1991 and Chairman of the Board and a Director since purchasing the Company in 1989 with certain members of his family. Mr. Dabah has more than 25 years of apparel merchandising and buying experience. From 1972 to May 1993, Mr. Dabah was a director and an executive officer of The Gitano Group, Inc. and its affiliates (collectively, "Gitano"), a company of which Mr. Dabah and certain members of his family were principal stockholders and which became a public company in 1988. From 1973 until 1983, Mr. Dabah was in charge of product design, merchandising and procurement for Gitano. In 1983, Mr. Dabah founded and became President of a children's apparel importing and manufacturing division for Gitano which later became an incorporated subsidiary, Eva Joia Incorporated. Mr. Dabah is Stanley Silverstein's son-in-law and Nina Miner's brother-in-law. See "Certain Relationships and Related Transactions--Dabah Family and Gitano Legal Proceedings" for information concerning certain legal proceedings involving Mr. Dabah.

    STANLEY B. SILVER has been President and Chief Operating Officer of the Company since June 1996 and prior to that served as the Company's Executive Vice President and Chief Operating Officer since joining the Company in 1991. Mr. Silver has been a Director of the Company since July 1, 1996. Before joining the Company in 1991, Mr. Silver held various posts at Grand Met PLC and Mothercare PLC in the United Kingdom and The Limited, Inc. in the United States. Mr. Silver has over 25 years of retailing experience in Europe and the United States and currently serves as Chairman of the Retail Council of New York State.

    SETH L. UDASIN has been Vice President, Chief Financial Officer and Treasurer since 1996. Since joining the Company in 1983, Mr. Udasin has held various other positions, including Controller from 1988 to 1994 and Vice President -- Finance from 1994 to 1996.

    STEVEN BALASIANO has been Vice President and General Counsel since joining the Company in December 1995 and Secretary since January 1996. Prior to joining the Company, Mr. Balasiano practiced law in the New York offices of the national law firms of Stroock & Stroock & Lavan LLP from 1992 to 1995 and Kelley Drye & Warren from 1987 to 1992.

    MARIO A. CIAMPI has been Vice President -- Real Estate and Construction since joining the Company in June 1996. Prior to joining the Company, Mr. Ciampi was a principal of a private consulting firm, specializing in retail and real estate restructuring, from 1991 to 1996, in which capacity he was retained as an outside consultant on the Company's real estate activities since 1991.

    ED DEMARTINO has been Vice President -- Management Information Systems since 1991. Mr. DeMartino began his career with the Company in 1981 as a System Development Project Manager and was subsequently promoted to Director -- MIS in 1989.

    ROBERT FINKELSTEIN joined the Company in 1989 as Vice President -- Merchandise Planning and Allocation. Immediately prior to joining the Company, Mr. Finkelstein was a Director of Distribution for Payless Shoe Stores.

    NINA L. MINER has been Vice President -- Design and Product Development since joining the Company in 1991. Before joining the Company, Ms. Miner held various management positions at E.J. Gitano. Ms. Miner is Stanley Silverstein's daughter and Ezra Dabah's sister-in-law.

    SALVATORE W. PEPITONE has been Vice President -- Distribution Center since joining the Company in 1991. Prior to joining the Company, Mr. Pepitone was employed in a similar capacity by E.J. Gitano.

    MARK L. ROSE has been Vice President -- Sourcing and Production since 1992. Mr. Rose joined the Company in 1990 and was promoted to Senior Product Buyer that year. Prior to joining the Company, Mr. Rose held various positions at Macy's.

    SUSAN F. SCHILLER has been Vice President -- Store Operations since 1994. Ms. Schiller began her career with the Company as an Assistant Store Manager in 1985 and subsequently served in various positions, including Director of Store Communications from 1991 to 1993 and Director of Store Operations from 1993 to 1994.

    DIANE M. TIMBANARD has been Vice President -- Merchandising Manager since joining the Company in 1990. Prior to joining the Company, Ms. Timbanard held various merchandising and management positions, including Vice President of Merchandising for Macy's.

    STANLEY SILVERSTEIN has been a Director of the Company since July 1, 1996. Mr. Silverstein also serves as Chairman of the Board of Directors of Nina Footwear, a company he founded with his brother in 1952. Mr. Silverstein is Nina Miner's father and Ezra Dabah's father-in-law.

    JOHN F. MEGRUE has been a Director of the Company since July 1996. Mr. Megrue has been a partner of SKM Partners, L.P., which serves as the general partner of SKM and the SK Funds, since 1992. From 1989 to 1992, Mr. Megrue was a Vice President and Principal at Patricof & Co. and prior thereto he served as a Vice President at C.M. Diker Associates. Mr. Megrue also serves as Vice Chairman of the Board and Director of Dollar Tree Stores, Inc. and Chairman of the Board and Director of Hibbett Sporting Goods, Inc.

    DAVID J. ODDI has been a Director of the Company since April 1997. Mr. Oddi joined SKM as an Associate in 1994 and is currently a Principal of SKM. Prior to joining SKM, Mr. Oddi was a financial analyst in the Leveraged Finance Group at Salomon Brothers Inc.

    The Company has a Board of Directors comprised of three classes, each of which serves for three years, with one class being elected each year. See "Description of Capital Stock--Certain Certificate of Incorporation and Bylaw Provisions." The terms of Mr. Oddi and Mr. Silverstein will expire at the 1998 Annual Meeting of Stockholders. The terms of Mr. Dabah and Mr. Megrue will expire at the 1999 Annual Meeting of Stockholders. The term of Mr. Silver will expire at the 2000 Annual Meeting of Stockholders. Following this offering, the Company expects that two additional directors, who will be independent directors, will be elected to the Board of Directors. For a description of certain voting agreements relating to the selection of directors, see "Security Ownership of Certain Beneficial Owners and Management-- Stockholders Agreement.

EXECUTIVE COMPENSATION

    The following table summarizes the compensation for fiscal 1996 for the Company's Chief Executive Officer and each of its four other most highly compensated executive officers:

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                               COMPENSATION(2)
                                                       ANNUAL COMPENSATION(1)  ----------------    ALL OTHER
                                                                                  SECURITIES     COMPENSATION
                                                       ----------------------     UNDERLYING     -------------
             NAME AND PRINCIPAL POSITION               SALARY($)    BONUS($)      OPTIONS(#)          ($)
-----------------------------------------------------  ----------  ----------  ----------------  -------------
Ezra Dabah...........................................  $  490,403  $  383,604              0      $       708(3)
  Chairman of the Board and Chief Executive Officer
Stanley B. Silver....................................  $  325,778  $  203,934        249,000      $   133,980(4)
  President and Chief Operating Officer
Diane M. Timbanard...................................  $  228,846  $   89,396         99,600      $       590(3)
  Vice President -- Merchandising Manager
Nina L. Miner........................................  $  191,461  $   77,957        149,400      $       456(3)
  Vice President -- Design and Product Development
Mark L. Rose.........................................  $  173,634  $   68,544        149,400      $       647(3)
  Vice President -- Sourcing and Production

------------------------

(1) Includes bonuses earned in fiscal 1996, portions of which were paid in fiscal 1997. Other annual compensation did not exceed $50,000 or 10% of the total salary and bonus for any of the named executive officers.

(2) Each of the options granted becomes exercisable at the rate of 20% on or after six months following the date of grant and 20% on or after each of the first, second, third and fourth anniversaries of the date of grant. See "--Stock Option and Other Plans for Employees--Stock Option Plans."

(3) Amounts shown consist of the Company's matching contributions under The Children's Place 401(k) Savings and Investment Plan.

(4) Reflects the value of (i) the purchase for $50,000, of shares of Common Stock valued at approximately $173,600 at the time of purchase, pursuant to an exercise of an option, and (ii) insurance premiums of $10,380 paid by the Company with respect to term life insurance for the benefit of Mr. Silver.

                      OPTIONS GRANTED IN LAST FISCAL YEAR

    The following table sets forth certain information concerning options granted during fiscal 1996 to each executive officer named in the Summary Compensation Table. To date, no options have been exercised.

                                                                                                POTENTIAL REALIZABLE
                                                                                                  VALUE AT ASSUMED
                                                                                               ANNUAL RATES OF STOCK
                                     NUMBER OF                                                 PRICE APPRECIATION FOR
                                    SECURITIES        % OF TOTAL                                   OPTION TERM(3)
                                UNDERLYING OPTIONS    GRANTED IN     EXERCISE    EXPIRATION   ------------------------
NAME                                GRANTED(1)        FISCAL 1996    PRICE(2)       DATE          5%          10%
------------------------------  -------------------  -------------  -----------  -----------  ----------  ------------
Ezra Dabah....................               0                 0%    $       0          N/A   $        0  $          0
Stanley B. Silver.............         249,000              17.2%        2.677      6/28/06      420,400     1,064,262
Diane M. Timbanard............          99,600               6.9%        2.677      6/28/06      168,160       425,705
Nina L. Miner.................         149,400              10.4%        2.677      6/28/06      252,240       638,557
Mark L. Rose..................         149,400              10.4%        2.677      6/28/06      252,240       638,557

------------------------

(1) Each of the options granted becomes exercisable at the rate of 20% on or after six months following the date of grant and 20% on or after each of the first, second, third and fourth anniversaries of the date of grant. See "--Stock Option and Other Plans for Employees--Stock Option Plans."

(2) The exercise price was fixed at the date of the grant and represented the fair market value per share of Common Stock on such date.

(3) In accordance with the rules of the Commission, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and do not reflect the Company's estimates or projections of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock, the option holders' continued employment through the option period, and the date on which the options are exercised.

COMPENSATION OF DIRECTORS

    Beginning with the consummation of the offering made hereby, each member of the Company's Board of Directors who is not an officer of the Company or an affiliate of the SKM Investors (any such director, an "Eligible Director") will receive an annual fee of $15,000 for serving on the Board. Such independent directors also will receive $1,000 for each Board or committee meeting attended plus reimbursement of expenses for each such meeting. All directors will be entitled to receive options under the Company's stock option plans. See "--Stock Option and Other Plans for Employees--Stock Option Plans." Directors of the Company received no compensation, as directors, during the Company's last fiscal year.

COMMITTEES OF THE BOARD OF DIRECTORS

    To date, the Company has not had a formal Compensation Committee of the Board of Directors and all compensation-related decisions have been made by the entire Board based upon the recommendations of Messrs. Dabah and Silver. Subsequent to this offering, the Company intends to create a Compensation Committee and an Audit Committee of the Board of Directors. The Company expects that, following the completion of this offering, two independent directors will be elected to the Company's Board of Directors. At least a majority of the members of each of the Audit Committee and the Compensation Committee will be independent directors.

EMPLOYMENT AGREEMENTS

    The Company is a party to employment agreements with certain executive officers.

    EZRA DABAH

    Mr. Dabah's employment agreement (the "Dabah Agreement") provides that he will serve as Chairman and Chief Executive Officer of the Company from June 27, 1996 through June 27, 1999, at an initial salary of $480,000 per year, subject to annual review. Mr. Dabah's service after June 27, 1999 shall continue for successive three year periods, subject to termination in accordance with the termination provisions of the Dabah Agreement. Mr. Dabah is also entitled to receive a semi-annual bonus in an amount equal to the product of (x) 50% of his semi-annual base salary multiplied by (y) a pre-determined bonus percentage fixed by the Board of Directors for any stated six-month period of not less than 20% nor more than 200%, based on the Company's performance during such six-month period. The Dabah Agreement also provides for certain insurance and other benefits to be maintained and paid by the Company.

    The Dabah Agreement provides that if Mr. Dabah's employment is terminated by the Company without cause or for disability, or by Mr. Dabah for good reason or following a change in control (as each such term is defined in the Dabah Agreement), the Company will be required to pay Mr. Dabah three times his base salary then in effect, which amount will be payable within 30 days following his termination. Mr. Dabah also will be entitled to receive any accrued but unpaid bonus compensation and all outstanding stock options under the Company's stock option plans will immediately vest. If Mr. Dabah's employment is terminated for any of the above reasons, the Company also will be required, with certain exceptions, to continue to maintain life insurance, medical benefits and other benefits for Mr. Dabah for three years. The Dabah Agreement also provides that Mr. Dabah will not, with certain exceptions, engage or be engaged in a competing business for a period of five years following termination of his employment.

    STANLEY B. SILVER

    Mr. Silver's employment agreement (the "Silver Agreement") provides that he will serve as President and Chief Operating Officer of the Company from June 27, 1996, and that such service shall continue unless terminated in accordance with the termination provisions of the Silver Agreement, at an initial salary of $320,000 per year, subject to annual review. Mr. Silver also is entitled to receive a semi-annual bonus in an amount equal to the product of (x) 40% of his semi-annual base salary multiplied by (y) the pre-determined bonus percentage fixed by the Board of Directors for any stated six-month period of not less than 20% nor more than 200%, based on the Company's performance during such six-month period. The Silver Agreement also provides for certain insurance and other benefits to be maintained and paid by the Company.

    The Silver Agreement provides that if Mr. Silver's employment is terminated without cause by the Company (as such term is defined in the Silver Agreement), the Company will be required to pay Mr. Silver an amount equal to his base salary then in effect for two years, which amount is payable in equal monthly installments over a two year period following his termination. Mr. Silver will also be entitled to receive any accrued but unpaid bonus compensation and the Company will be required, with certain exceptions, to continue to maintain life insurance, medical benefits and other benefits for Mr. Silver for two years. If Mr. Silver's employment is terminated without cause following a change in control, all outstanding stock options issued to Mr. Silver under the Company's stock option plans shall immediately vest. The Silver Agreement also provides that Mr. Silver will not, with certain exceptions, engage or be engaged in a competing business for a period of two years following termination of his employment.

    OTHER EMPLOYMENT AGREEMENTS

    The Company has also entered into employment agreements with certain of its other executive officers which provide for the payment of severance equal to the officer's salary for a period of six to nine months following any termination without cause.

STOCK OPTION AND OTHER PLANS FOR EMPLOYEES

    STOCK OPTION PLANS

    The 1996 Stock Option Plan of The Children's Place Retail Stores, Inc. (the "1996 Plan") was adopted by the Company and approved by the Company's stockholders as of June 28, 1996. All key employees of the Company, as determined by a committee consisting of Messrs. Dabah and Silver, were eligible to receive options under the 1996 Plan. A total of 1,743,240 shares were authorized for issuance under the 1996 Plan. Options with respect to all of these shares were granted under the 1996 Plan prior to this offering. Effective with this offering, the Board of Directors of the Company will discontinue any future grants of options under the 1996 Plan.

    The 1997 Stock Option Plan of The Children's Place Retail Stores, Inc. (the "1997 Plan") was adopted by the Company and approved by the Company's stockholders prior to this offering. The 1996 Plan and the 1997 Plan (collectively, the "Plans") will be administered by a Stock Option Plan Committee of the Company's Board of Directors which solely consists of two or more directors, except that prior to the offering the Plans were administered by a committee consisting of Messrs. Dabah and Silver. All employees and directors of the Company, as may be determined from time to time by the Stock Option Plan Committee, will be eligible to receive options under the 1997 Plan. In addition, Eligible Directors of the Company will automatically receive a limited number of options, as described below.

    A total of 1,000,000 shares will be authorized for issuance under the 1997 Plan. Not more than 250,000 shares of Common Stock may be the subject of options granted to any individual during any calendar year. Subject to consummation of this offering, the Company has granted options with respect to 252,300 shares at exercise prices equal to the initial public offering price to certain eligible employees under the 1997 Plan, none of which were granted to executive officers.

    The exercise price of an incentive stock option and a non-qualified stock option is fixed by the Stock Option Plan Committee at the date of grant; however, the exercise price under an incentive stock option must be at least equal to the fair market value of the Common Stock at the date of grant, and 110% of the fair market value of the Common Stock at the date of grant for any incentive stock option granted to any individual who owns more than 10% of the voting power or value of all classes of stock of the Company (a "10% Owner").

    Stock options are exercisable for a duration determined by the Stock Option Plan Committee, but in no event more than ten years after the date of grant (or five years after the date of grant in the case of an incentive stock option granted to a 10% Owner). Unless otherwise determined by the Stock Option Plan Committee at the time of grant, options granted under the 1996 Plan are exercisable cumulatively at the rate of 20% on or after six months following the date of grant and 20% on or after each of the first, second, third and fourth anniversaries of the date of grant and options granted under the 1997 Plan will be exercisable cumulatively at the rate of 20% on or after December 31st of the year of grant and 20% on or after each of the first, second, third and fourth anniversaries of the date of grant. The aggregate fair market value (determined at the time the option is granted) of the Common Stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under all stock option plans of the Company) shall not exceed $100,000; to the extent this limitation is exceeded, such excess options shall be treated as non-qualified stock options for purposes of the Plans and the Internal Revenue Code of 1986, as amended (the "Code").

    At the time a stock option is granted, the Stock Option Plan Committee may, in its sole discretion, designate whether the stock option is to be considered an incentive stock option or a non-qualified stock option, except that incentive stock options can be granted only to employees. Stock options granted to employees with no such designation shall be deemed incentive stock options.

    The 1997 Plan will also provide for automatic grants of non-qualified stock options to Eligible Directors. Upon the consummation of the offering, each Eligible Director will be granted an option to purchase 5,000 shares of Common Stock for a purchase price equal to the initial public offering price. Each Eligible Director who is initially elected to the Board of Directors of the Company following the consummation of the offering will be granted an option to purchase 5,000 shares of Common Stock upon such director's initial election to the Board, for a purchase price equal to the fair market value of the Common Stock on the date of grant. On the last day of each fiscal year of the Company (beginning with the fiscal year commencing on a date following the offering), each Eligible Director will be granted an additional option for 5,000 shares of Common Stock, for a purchase price equal to the fair market value of the Common Stock on the date of grant; provided that any Eligible Director initially elected to the Board during a fiscal year will be granted an option for a prorated portion of 5,000 shares on the last day of the fiscal year during which such person was elected. Each of the foregoing options granted to Eligible Directors will have a duration of ten years and will become exercisable cumulatively at the rate of one-third on or after each of the first, second and third anniversaries of the date of grant.

    Payment of the purchase price for shares acquired upon the exercise of options may be made by any one or more of the following methods: in cash, by check, by delivery to the Company of shares of Common Stock already owned by the option holder, or by such other method as the Stock Option Plan Committee may permit from time to time, including by furnishing a promissory note to the Company or by a "cashless" exercise method. However, a holder may not use previously owned shares of Common Stock to pay the purchase price under an option, unless the holder has beneficially owned such shares for at least six months.

    Stock options become immediately exercisable in full upon (i) the holder's retirement at or after age 65, (ii) the holder's disability or death, (iii) a "Change in Control" (as defined in the Plans) or (iv) the occurrence of such special circumstances as in the opinion of the Stock Option Plan Committee merit special consideration.

    Stock options terminate at the end of three months following the holder's termination of employment or service. This period is extended to one year in the case of the disability or death of the holder and, in the case of death, the stock option is exercisable by the holder's estate. However, stock options terminate immediately upon a holder's termination of employment or service for cause.

    The options granted under the Plans contain anti-dilution provisions which will automatically adjust the number of shares subject to the option in the event of a stock dividend, split-up, conversion, exchange, reclassification or substitution. In the event of any other change in the corporate structure or outstanding shares of Common Stock, the number of shares and the class of shares available for grants under the 1997 Plan or upon the exercise of any outstanding options granted under either of the Plans shall be adjusted so as to prevent dilution or enlargement of rights.

    The Company shall obtain such consideration for granting options under the 1997 Plan as the Stock Option Plan Committee in its discretion may request. Each option may be subject to provisions to assure that any exercise or disposition of Common Stock will not violate federal and state securities laws. No option may be granted under the 1997 Plan after the day preceding the tenth anniversary of the adoption of the 1997 Plan.

    The Board of Directors or the Stock Option Plan Committee may at any time withdraw or amend the Plans and may, with the consent of the affected holder of an outstanding option at any time withdraw or amend the terms and conditions of outstanding options. Any amendment which would increase the maximum number of shares issuable pursuant to the Plans, or to any individual under the 1997 Plan, or change the class of individuals to whom options may be granted, shall be subject to the approval of the stockholders of the Company.

    401(K) SAVINGS PLAN

    The Company has adopted The Children's Place 401(k) Savings and Investment Plan (the "401(k) Plan"), which is intended to be a qualified plan under Sections 401(a) and 401(k) of the Code. Employees of the Company generally are eligible to participate in the 401(k) Plan following the date any such employee attains the age of twenty-one and completes one year of service with the Company. Each participant may elect to defer the receipt of between 1% and 15% of such participant's compensation (a "Deferral Election") and have the Company contribute such compensation to the 401(k) Plan, on such participant's behalf, up to an annual statutory limitation. For 1997, a participant cannot elect to defer more than $9,500. This amount is adjusted by the Secretary of the Treasury to reflect increases in the cost of living.

    In addition to the contribution made pursuant to each participant's Deferral Election, the Company makes a matching contribution (a "Matching Contribution") in an amount equal to the lesser of 50% of the participant's deferral election or 2.5% of the participant's salary.

    The Company's Matching Contributions and earnings thereon generally become nonforfeitable upon the participant's completion of five years of service. However, such contributions will become fully vested regardless of years of service if the participant's employment terminates by reason of retirement at or after age 55, disability or death. A participant is always 100% vested in such participant's other benefits under the 401(k) Plan.

    All of the contributions under the 401(k) Plan are held in trust (the "Trust") and allocated to one or more accounts maintained on behalf of each participant. The Trust is divided into various investment vehicles, one of which will be the Common Stock of the Company.

    When a participant leaves the employ of the Company for any reason, the participant will be entitled to receive an amount equal to the vested value of such participant's accounts. A participant's benefit will be paid to such participant, or, in the case of his or her death, to such participant's beneficiary, in a lump sum payable in either cash or Common Stock, to the extent that any funds have been invested in Common Stock Fund under the 401(k) Plan. Also, all or a part of certain amounts contributed to the 401(k) Plan may be withdrawn, in the case of financial hardship, or for any reason after age
59 1/2. Finally, a participant may borrow the vested amounts allocated to such participant's account, up to certain specified limits. Interest is payable to the 401(k) Plan on any amounts borrowed.

    The expenses of administering the 401(k) Plan are paid by the Company.

    EMPLOYEE STOCK PURCHASE PLAN

    The Company's Board of Directors expects to adopt, and anticipates that the Company's stockholders will approve, The Children's Place Retail Stores, Inc. Employee Stock Purchase Plan (the "Employee Stock Purchase Plan"). Under the Employee Stock Purchase Plan, a maximum of 360,000 shares of Common Stock may be purchased from the Company by employees through payroll withholding pursuant to monthly offerings under the Employee Stock Purchase Plan, following the consummation of this offering. The purchase price of the Common Stock will be 85% of the fair market value of the Common Stock on the date of the termination of such offerings. The Employee Stock Purchase Plan will be established pursuant to the provisions of Section 423 of the Code. All employees of the Company (or of any future subsidiaries of the Company designated by the Compensation Committee), who have completed at least 90 days of employment, except for employees who own Common Stock of the Company or options on such stock which represent 5% or more of the Common Stock of the Company, will be eligible to participate. The Employee Stock Purchase Plan will be administered by the Compensation Committee. The Compensation Committee shall have discretion to administer, interpret and construe any and all provisions of the Employee Stock Purchase Plan. The Compensation Committee's determinations will be conclusive. In the event of certain corporate transactions or events affecting the Common Stock or structure of the Company, the Compensation Committee shall make certain adjustments as described in the Employee Stock Purchase Plan. The Board may amend, alter or terminate the Plan at any time; provided, however, that stockholder approval will be required for any amendment that would increase the maximum number of shares issuable pursuant to the Employee Stock Purchase Plan. The shares of Common Stock which may be purchased pursuant to the Employee Stock Purchase Plan will be made available from authorized but unissued shares of Common Stock or from treasury shares. No employee will be granted any right to purchase Common Stock with a value in excess of $25,000 per year.

    MANAGEMENT INCENTIVE PLAN

    The Company has a Management Incentive Plan under which key executives of the Company with significant operating and financial responsibility are eligible to earn seasonal cash incentive compensation payments that are paid twice each year.

    Prior to the beginning of each six month period, operating income objectives are established by the Compensation Committee. Any objectives set anticipate a "stretch" performance level, and are based on an analysis of historical performance and growth expectations for the business. These objectives and determination of results are based entirely on financial measures.

    Annual incentive compensation targets established for eligible executives range from 10% to 50% of base salary, as established by the Compensation Committee. Executives earn their target incentive compensation if the Company achieves the established operating income. The amount of incentive compensation paid to executives can range from zero to double their targets, based upon the extent to which operating income objectives are achieved. The minimum level at which an executive would earn any incentive payment, and the level at which an executive would earn the maximum incentive payment of double the target, are established by the Compensation Committee prior to the commencement of each bonus period, and actual payouts are based on a straight-line interpolation based on these minimum and maximum levels and the target operating income objectives. Payouts under the Management Incentive Plan based on fiscal 1996 performance amounted to $1.2 million.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During its most recent fiscal year, the Company did not have a formal Compensation Committee. However, Messrs. Dabah and Silver participated in deliberations of the Company's Board of Directors concerning executive officer compensation. See "--Committees of the Board of Directors."

LIMITATION OF LIABILITY AND INDEMNIFICATION

    As permitted by the DGCL, the Company has adopted provisions in its Certificate of Incorporation and ByLaws which eliminate, subject to certain exceptions, the personal liability of directors to the Company and its stockholders for monetary damages for breach of the directors' fiduciary duties. The Certificate of Incorporation and ByLaws also provide for the indemnification of directors and officers of the Company and require the Company to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. The Company also has entered into agreements to indemnify its directors which are intended to provide the maximum indemnification permitted by the DGCL. These agreements, among other things, indemnify each of the Company's directors for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such director in any action or proceeding, including any action by or in the right of the Company, on account of such director's service as a director of the Company. The Company believes that these indemnification provisions are necessary to attract and retain qualified persons as directors. The Company intends to obtain insurance for the benefit of the directors and officers of the Company insuring such persons against certain liabilities, including liabilities under federal and state securities laws.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

    The following table provides information at September 1, 1997, with respect to ownership of Common Stock by (i) each beneficial owner of five percent or more of the Company's Common Stock, (ii) each director of the Company, (iii) each of the Company's five most highly compensated executive officers in fiscal 1996 and (iv) all directors and executive officers as a group. For the purpose of computing the percentage of the shares of Common Stock owned by each person or group listed in this table, any shares not outstanding which are subject to options or warrants exercisable within 60 days after September 1, 1997 have been deemed to be outstanding and owned by such person or group, but have not been deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                                                             SHARES
                                                                          BENEFICIALLY
                  NAME AND ADDRESS OF BENEFICIAL OWNER                       OWNED           PERCENT OF CLASS
------------------------------------------------------------------------  ------------  --------------------------
                                                                                          BEFORE         AFTER
                                                                                         OFFERING     OFFERING(1)
                                                                                        -----------  -------------
The SK Equity Fund, L.P. (2)(3).........................................     7,659,889        37.5%         31.1%
SK Investment Fund, L.P. (2)(3).........................................     7,659,889        37.5%         31.1%
John F. Megrue (2)(3)...................................................     7,659,889        37.5%         31.1%
Allan W. Karp (2)(3)....................................................     7,659,889        37.5%         31.1%
Thomas A. Saunders III (2)(3)...........................................     7,659,889        37.5%         31.1%
Christopher K. Reilly (2)(3)............................................     7,659,889        37.5%         31.1%
David Oddi (2)(4).......................................................             0           0%            0%
Ezra Dabah (5)(6).......................................................     9,893,400        48.4%         40.2%
Stanley B. Silver (5)(7)................................................       603,600         2.9%          2.4%
Stanley Silverstein (5)(8)..............................................     6,249,360        30.6%         25.4%
Diane M. Timbanard (9)..................................................        39,840            *             *
Nina L. Miner (9).......................................................        59,760            *             *
Mark L. Rose (9)........................................................        59,760            *             *
Nomura Holding America Inc. (10)........................................     1,992,252         8.9%            0%
  2 World Financial Center
  New York, New York 10281
All Directors and Executive Officers as a Group                             19,733,401        94.0%         78.3%
  (15 persons)(11)......................................................

------------------------

*   Less than 1%.

(1) Does not give effect to the exercise of the Underwriters' over-allotment option. The SKM Investors have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 600,000 shares of Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the SKM Investors will own 7,059,889 shares, or 28.7% of the Common Stock. Of the 600,000 shares to be sold if the over-allotment option is exercised in full, 584,221 shares are to be sold by The SK Equity Fund, L.P., 8,468 shares are to be sold by SK Investment Fund, L.P. and 7,311 shares are to be sold by a former consultant to SKM.

(2) The address of this person is Two Greenwich Plaza, Suite 100, Greenwich, CT 06830.

(3) Includes (i) 7,458,445 shares owned by The SK Equity Fund, L.P., (ii) 108,108 shares owned by SK Investment Fund, L.P. and (iii) 93,336 shares owned by a former consultant to SKM, as to which The SK Equity Fund, L.P. has certain rights. SKM Partners, L.P. is the general partner of each of The SK

    Equity Fund, L.P. and SK Investment Fund, L.P. Messrs. Karp, Megrue, Reilly and Saunders are general partners of SKM Partners, L.P., and therefore may be deemed to have beneficial ownership of the shares shown as being owned by the SK Funds. Messrs. Karp, Megrue, Reilly and Saunders disclaim beneficial ownership of such shares, except to the extent that any of them has a limited partnership interest in SK Investment Fund, L.P.

(4) Does not include shares owned by The SK Equity Fund, L.P. or SK Investment Fund, L.P. Mr. Oddi is a principal of SKM and has a limited partnership interest in SK Investment Fund, L.P.

(5) The address of this person is c/o The Children's Place Retail Stores, Inc., One Dodge Drive, West Caldwell, New Jersey 07006.

(6) Includes (i) 6,549,000 shares held by trusts or custodial accounts for the benefit of Mr. Dabah's children and certain other family members, of which Mr. Dabah or his wife is a trustee or custodian and as to which Mr. Dabah or his wife, as the case may be, has voting control, and as to which shares Mr. Dabah disclaims beneficial ownership, and (ii) 39,600 shares held by Mr. Dabah's wife. Does not include (i) 1,098,480 shares beneficially owned by Stanley Silverstein, Mr. Dabah's father-in-law, (ii) a total of 868,800 shares beneficially owned by other members of Mr. Dabah's family and (iii) 59,760 shares subject to options exercisable within 60 days after September 1, 1997, which are beneficially owned by Nina Miner, Mr. Dabah's sister-in-law.

(7) Includes 99,600 shares issuable upon exercise of outstanding stock options exercisable within 60 days of September 1, 1997.

(8) Includes 5,150,880 shares held by trusts for the benefit of Mr. Silverstein's children and grandchildren, of which Mr. Silverstein's wife is a trustee, and as to which Mrs. Silverstein has voting control, and as to which shares Mr. Silverstein disclaims beneficial ownership. Does not include (i) 4,742,520 shares beneficially owned by Ezra Dabah, Mr. Silverstein's son-in-law, or Mr. Dabah's wife and (ii) 59,760 shares subject to options exercisable within 60 days after September 1, 1997, which are beneficially owned by Nina Miner, Mr. Silverstein's daughter.

(9) Reflects shares issuable upon exercise of outstanding stock options exercisable within 60 days of September 1, 1997.

(10) Reflects shares issuable upon exercise of a warrant, which will be repurchased by the Company upon consummation of the offering.

(11) Includes shares issuable upon exercise of outstanding stock options exercisable within 60 days of September 1, 1997.

    After the sale of the shares of Common Stock offered hereby, (i) Ezra Dabah and certain members of his family will own beneficially 11,920,440 shares of the Company's Common Stock, constituting approximately 48.3% of the outstanding Common Stock and (ii) the SKM Investors will own 7,659,889 shares or approximately 31.1% of the outstanding Common Stock (assuming that the underwriters' over-allotment option is not exercised). Pursuant to the Amended Stockholders Agreement described below, the SKM Investors and certain other stockholders, who will own in the aggregate 82.9% of the outstanding Common Stock, have agreed to vote for the election of two nominees of the SKM Investors and three nominees of Ezra Dabah to the Company's Board of Directors. As a result, the SKM Investors and Ezra Dabah will be able to control the election of five of the Company's directors. In addition, if the SKM Investors and Mr. Dabah were to vote together, they would be able to determine the outcome of any matter submitted to a vote of the Company's stockholders for approval, including the election of the remaining directors. See "--Stockholders Agreement" and "Description of Capital Stock--Certain Certificate of Incorporation Provisions."

STOCKHOLDERS AGREEMENT

    Prior to consummation of this offering, the Company and all of its existing stockholders, who will own in the aggregate 82.9% of the Common Stock immediately after this offering, will enter into an Amended and Restated Stockholders Agreement (the "Amended Stockholders Agreement"). The Amended Stockholders Agreement will place certain limitations upon the transfer in privately negotiated transactions of shares of Common Stock beneficially owned by Ezra Dabah, Stanley Silver and the SKM Investors. In addition, the Amended Stockholders Agreement will provide that (i) so long as Ezra Dabah, together with members of his family, beneficially owns shares representing at least 25% of the shares of Common Stock owned by such parties on the date of the Amended Stockholders Agreement, the Company's existing stockholders will be obligated to vote all shares as to which they have voting rights in a manner such that the Board will at all times include three directors nominated by Ezra Dabah and (ii) so long as the SKM Investors beneficially own shares representing at least 25% of the shares of Common Stock owned by such parties on the date of the Amended Stockholders Agreement, the Company's existing stockholders will be obligated to vote all shares as to which they have voting rights in a manner such that the Board will at all times include two directors nominated by the SKM Investors. Nominees for the remaining director positions will be designated by the Company's Board of Directors, subject to the approval of the SKM Investors, which approval may not be unreasonably withheld. Pursuant to the Amended Stockholders Agreement, Ezra Dabah, Stanley Silver and Stanley Silverstein were designated as director nominees by Mr. Dabah and were elected to the Board, and John Megrue and David Oddi were designated as director nominees by the SKM Investors and were elected to the Board.

    The Amended Stockholders Agreement will provide that so long as the SKM Investors beneficially own shares representing at least 25% of the outstanding Common Stock, the Company will not, without the affirmative vote of at least one director nominated by the SKM Investors, engage in specified types of transactions with certain of its affiliates (not including the SKM Investors), take action to amend the Company's Bylaws or Certificate of Incorporation or increase the size of the entire Board of Directors beyond seven directors. The Amended Stockholders Agreement will also provide that certain specified types of corporate transactions and major corporate actions will require the approval of at least two-thirds of the members of the Board of Directors.

    Under the terms of the Amended Stockholders Agreement, the rights of any party thereunder will terminate at the time that such party's Common Stock constitutes less than 25% of the shares of Common Stock owned by such party on the date the Amended Stockholders Agreement. All the provisions of the Amended Stockholders Agreement will terminate when no party to the Amended Stockholders Agreement beneficially owns shares representing at least 25% of the outstanding Common Stock owned by such party on the date of the Amended Stockholders Agreement.

    The Amended Stockholders Agreement is a revised version of a Stockholders Agreement that was originally entered into by all of the Company's stockholders in June 1996 as a condition to the 1996 Private Placement.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN INDEBTEDNESS

    On December 28, 1993, the Company agreed to be a co-maker of two installment notes issued as of that date by Ezra Dabah and certain of his family members in connection with their bankruptcy proceedings. Although the Company was a co-maker of the installment notes, the notes expressly provided that they were non-recourse to the Company. The Company agreed to be a co-maker of these installment notes in consideration for the waiver of certain claims in the amount of $20.0 million for repayment of funds previously loaned to the Company by its stockholders. One such installment note, in the principal amount of $2,650,000 ("Note A"), was non-interest bearing and provided for three annual principal payments. Note A was secured by a pledge of shares of the Company's Common Stock held by Ezra Dabah and certain of his family members. Note A was repaid by the Company on July 1, 1996 with a portion of the net proceeds from the 1996 Private Placement. The other installment note, in the principal amount of $2,110,000 ("Note B" and, collectively with Note A, the "Installment Notes"), provided for monthly principal payments of $50,000, commencing November 30, 1995 and continuing through October 31, 1998, with the remaining balance of $310,000 due on November 30, 1998. Interest on Note B accrued at the rate of 5% per annum for the first two years only, of which 3% per annum was payable monthly and the remaining 2% was added to the principal balance, to be paid at final maturity. Note B was secured by a lien on certain personal assets of Ezra Dabah and certain of his family members. The Company repaid Note B on May 28, 1997.

    Management believes that the transactions described in the preceding paragraph were upon terms and conditions at least as favorable to the Company as could have been obtained from unaffiliated third parties.

1996 PRIVATE PLACEMENT

    In July 1996, the SKM Investors purchased shares of the Company's newly issued Series B Common Stock for an aggregate purchase price of $20.5 million. Under the terms of the Series B Common Stock, such shares were entitled to a liquidation preference over the outstanding Series A Common Stock held by the Company's other stockholders and carried certain special voting and other rights. The shares of Series B Common Stock purchased by the SKM Investors are convertible into 7,659,889 of Common Stock. Such conversion will be effected immediately prior to consummation of the offering made by this Prospectus.

    Concurrently with the issuance of the Series B Common Stock to the SKM Investors, the Company sold the Senior Subordinated Notes and the Noteholder Warrant to the Noteholder for a purchase price of $20.0 million. The Company also paid the Noteholder funding and structuring fees in the aggregate amount of $300,000. The Noteholder Warrant expires in 2006 and represents the right to purchase 1,992,252 shares of Common Stock at an exercise price of $2.677 per share, which is equal to the per share purchase price paid by the SKM Investors. The Senior Subordinated Notes are governed by the terms of a note and warrant purchase agreement which provides for certain operating restrictions and financial covenants. Upon consummation of this offering, the Senior Subordinated Notes will be repaid in full at 100% of their principal amount and the Company will repurchase the Noteholder Warrant for an aggregate purchase price determined by multiplying (a) the initial public offering price per share minus the underwriting discount per share minus the $2.677 exercise price per share of such warrant by (b) the 1,992,252 shares of Common Stock subject to such warrant. See "Use of Proceeds."

    As compensation for Legg Mason's services as placement agent in connection with the 1996 Private Placement, the Company granted Legg Mason the Legg Mason Warrant and paid Legg Mason a cash fee of $1,645,000. The Legg Mason Warrant expires in 2006 and represents the right to purchase 747,096 shares of Common Stock at an exercise price of $2.677 per share, which is equal to the per share purchase price paid by the SKM Investors. Upon consummation of this offering, the Company will repurchase two-thirds of the Legg Mason Warrant for a purchase price determined by multiplying
(a) the initial public offering price per share minus the underwriting discount minus the $2.677 exercise price per share of such warrant by (b) the 498,064 shares of Common Stock subject to the portion of such warrant being repurchased. See "Use of Proceeds." Legg Mason has informed the Company that, concurrently with such redemption, Legg Mason will exercise the remaining one-third of the Legg Mason Warrant and will receive 201,414 shares of Common Stock pursuant to such exercise.

    At the time of the 1996 Private Placement, the Company entered into a Registration Rights Agreement with its existing stockholders, the SKM Investors, the Noteholder and Legg Mason, providing for demand and piggyback registration rights under certain circumstances. In addition, the Company and its existing stockholders entered into (i) a Stockholders Agreement with the SKM Investors providing for, among other things, certain restrictions on the issuance and transfer of shares of the Company's capital stock held by its existing stockholders, certain voting rights relating to the election of directors, and veto rights of the directors nominated by the SKM Investors with respect to certain specified matters, and certain other rights granted to the SKM Investors, and (ii) a Warrantholder Agreement with the Noteholder and Legg Mason pursuant to which the Company and its existing stockholders agreed to grant certain rights to the Noteholder. The execution of the Registration Rights Agreements, the Stockholders Agreement and the Warrantholder Agreement was a condition to the 1996 Private Placement. The Registration Rights Agreement and the Stockholders Agreement are being amended and restated in their entirety in connection with the offering made hereby and the Warrantholder Agreement will terminate upon the Company's repurchase of the Noteholder Warrant and the Legg Mason Warrant. For descriptions of the Amended and Restated Stockholders Agreement and the Amended and Restated Registration Rights Agreement, see "Security Ownership by Certain Beneficial Owners and Management--Stockholders Agreement" and "Description of Capital Stock--Registration Rights." At the time of the 1996 Private Placement, there were no existing relationships between the Company and the SKM Investors or the Noteholder.

    The net proceeds of the 1996 Private Placement, after payment of transaction expenses, were $37.4 million. The Company used $11.8 million of such net proceeds from the 1996 Private Placement to redeem certain outstanding shares of Common Stock held by certain members of the family of Ezra Dabah and used $2.9 million of such net proceeds to repay certain indebtedness of the Company owed to Mr. Dabah and certain members of his family as described below. At the time of the 1996 Private Placement, all outstanding shares of preferred stock, all of which were held by Mr. Dabah and certain of his family members, were surrendered for no consideration.

    Concurrently with the 1996 Private Placement, the Company paid a transaction fee of $250,000 to SKM and reimbursed SKM for $50,000 of out-of-pocket expenses. The Company also entered into an advisory agreement with SKM on June 28, 1996, pursuant to which SKM agreed to provide certain financial advisory services to the Company in connection with the Company's ongoing business and financial matters, including operating and cash flow requirements, corporate liquidity and other corporate finance concerns. In consideration for these services, SKM is entitled to receive an annual fee of $150,000, payable quarterly in advance. Pursuant to the advisory agreement, the Company incurred fees to SKM of approximately $93,000 in fiscal 1996 and approximately $75,000 during the first six months of fiscal 1997. The Company also agreed to indemnify SKM for certain losses arising out of the provision of its advisory services and to reimburse certain of SKM's out-of-pocket expenses. The advisory agreement will continue in effect in accordance with its terms following the offering.

    The securities sold by the Company in the 1996 Private Placement were privately placed by the Company pursuant to the exemption from registration under the Securities Act set forth in Section 4(2) of the Securities Act.

RELATED PARTY LOANS

    In July 1994, Ezra Dabah, Stanley Silverstein and Mr. Dabah's mother made loans to the Company for working capital purposes in the aggregate amount of $2.5 million. The loans bore interest at rates ranging from 4% to 8% per annum and were subordinated to the Company's working capital facility with its senior lender. In addition, Stanley Silverstein loaned the Company $300,000 in March 1996 at 8% interest per annum. All such loans were repaid with a portion of the net proceeds of the 1996 Private Placement.

    During fiscal 1994, Ezra Dabah forwarded funds in the amount of $488,000 to the Company for the subscription for shares to be issued to Mr. Dabah, subject to approval of the Company's Board of Directors, at a future date. The Company's Board of Directors determined to not issue such shares and refunded the $488,000 to Mr. Dabah on July 31, 1997.

    Management believes that each of the transactions described in the preceding two paragraphs was upon terms and conditions at least as favorable to the Company as could have been obtained from unaffiliated third parties.

DABAH FAMILY AND GITANO LEGAL PROCEEDINGS

    Ezra Dabah, certain members of his family and DG Acquisition filed petitions for reorganization under chapter 11 of the United States Bankruptcy Code in November 1992. In October 1993, a plan of reorganization was confirmed and all of the debtors' pre-bankruptcy obligations were discharged. With the express approval of the creditors' committee, the plan permitted Mr. Dabah and his family members to retain their ownership of the Company. Pursuant to the terms of such plan of reorganization, certain proceedings, not related to the Company, were initiated by the liquidating trustee appointed as part of the Dabah family bankruptcy case and are currently continuing.

    In March 1994, Gitano filed a petition under the United States Bankruptcy Code and its assets were subsequently sold to an unaffiliated third party. On several occasions Gitano stockholders initiated litigation against Gitano and certain of its officers, including Mr. Dabah, asserting claims under the federal securities laws, which litigation was ultimately settled. The claims against Mr. Dabah and the other defendants primarily related to alleged misleading and inaccurate statements in public documents in violation of Rule 10b-5 promulgated under the Securities Exchange Act of 1934. These claims were settled with the establishment of a settlement fund for the benefit of the plaintiff class. Pursuant to the terms of the settlement, the plaintiffs withdrew any claims they had asserted against Mr. Dabah.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of the capital stock of the Company is subject to the Delaware General Corporation Law, as amended (the "DGCL"), and to provisions contained in the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws"), copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

    Upon consummation of the offering made hereby, the authorized capital stock of the Company will consist of one million shares of preferred stock, par value $1.00 per share, without designation (the "Preferred Stock"), none of which will be issued and outstanding, and 100,000,000 shares of Common Stock, $.10 par value per share, of which 24,622,103 shares will be issued and outstanding (excluding shares issuable pursuant to stock options). Prior to this offering, the Company's common stock has been designated in two series, the Series A Common Stock and the Series B Common Stock. Prior to the consummation of this offering, the Series B Stock will be converted into Series A Common Stock and the Series A Common Stock will be redesignated as Common Stock.

COMMON STOCK

    DIVIDENDS. After any requirements with respect to dividends on any Preferred Stock have been met, the holders of Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors on the Common Stock, which dividends will be paid out of assets legally available therefor and will be distributed pro rata in accordance with the number of shares of Common Stock held by each such holder. See "Dividend Policy."

    VOTING RIGHTS. Each holder of Common Stock is entitled to one vote per share on each matter to be voted on by stockholders. Because there is no cumulative voting of shares, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. See "Risk Factors--Control by Insiders and Certain Other Stockholders."

    LIQUIDATION RIGHTS. In the event of any liquidation, distribution or sale of assets, dissolution or winding-up of the Company, holders of Common Stock will be entitled to share equally and ratably in all assets available for distribution to stockholders after payment of creditors and distribution in full to the holders of any series of Preferred Stock outstanding at the time of any preferential amount to which they may be entitled.

    OTHER TERMS. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefit of any sinking fund.

    TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

    The Board of Directors is empowered to issue Preferred Stock from time to time in one or more series, without stockholder approval, and with respect to each series to determine, subject to limitations prescribed by law, (i) the number of shares constituting such series, (ii) the dividend rate on the shares of each series, whether such dividends shall be cumulative and the relation of such dividends to the dividends payable on any other class of stock, (iii) whether the shares of each series shall be redeemable and the terms thereof,
(iv) whether the shares shall be convertible into Common Stock and the terms thereof, (v) the amount per share payable on each series or other rights of holders of such shares on liquidation or dissolution of the Company, (vi) the voting rights, if any, of shares of each series, and (vii) generally any other rights and privileges not in conflict with the Certificate of Incorporation or the DGCL for each series and any qualifications, limitations or restrictions thereof. To date, no series of Preferred Stock has been authorized and no shares of Preferred Stock have been issued.

    The issuance of Preferred Stock by action of the Board of Directors could adversely affect the voting power, dividend rights and other rights of holders of the Common Stock. Issuance of a series of Preferred Stock also could, depending on the terms of such series, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. Although the Board of Directors is required to make a determination as to the best interests of the stockholders of the Company when issuing Preferred Stock, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in the best interests of the Company or in which stockholders might receive a premium for their stock over the then prevailing market price. Although there are currently no plans to issue shares of Preferred Stock or rights to purchase such shares, management believes that the availability of the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of Preferred Stock are available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange on which the Common Stock may then be listed.

CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Certain provisions of the Certificate of Incorporation and Bylaws may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions, among other things, (i) classify the Company's Board of Directors into three classes, each of which will serve for different three year periods,
(ii) provide that only the chairman of the Board of Directors may call special meetings of the stockholders, (iii) provide that a director may be removed by stockholders only for cause by a vote of the holders of more than two-thirds of the shares entitled to vote, (iv) provide that all vacancies on the Company's Board of Directors, including any vacancies resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if the number is less than a quorum, (v) establish certain advance notice procedures for nominations of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings, and (vi) require a vote of the holders of more than two-thirds of the shares entitled to vote in order to amend the foregoing provisions and certain other provisions of the Certificate of Incorporation and ByLaws. In addition, the Board of Directors, without further action of the stockholders, is permitted to issue and fix the terms of preferred stock which may have rights senior to those of the Common Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

    The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person becomes an interested stockholder, unless
(i) prior to such time the transaction which resulted in the stockholder becoming an interested stockholder was approved by the Company's Board of Directors, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the commencement of the transaction, subject to certain exceptions, or (iii) at or subsequent to such time, the business combination is approved by the Company's Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the holders of the Company's outstanding voting stock not owned by the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the Company's voting stock. Such provisions could render the Company more difficult to be acquired pursuant to an unfriendly acquisition by a third party by making it more difficult for such person to obtain control of the Company without the approval of the Board of Directors.

    The Company has included in its Certificate of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the DGCL and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL. See "Management--Limitation of Liability and Indemnification."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the offering, the Company will have a total of 24,622,103 shares of Common Stock outstanding (excluding shares issuable pursuant to stock options). Of these shares, the 4,000,000 shares of Common Stock offered hereby will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined in the Securities Act, who would be required to sell under Rule 144 under the Securities Act. The remaining 20,622,103 shares of Common Stock outstanding will be "restricted securities" as such term is defined by Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act.

    Of the Restricted Shares, 396,120 shares will be eligible for sale in the public market in reliance on Rule 144(k) immediately following the commencement of this offering. The remaining 20,225,983 Restricted Shares will be eligible for sale in the public market pursuant to Rule 144 and Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus as described below. All of the Restricted Shares are subject to lock-up agreements with the Underwriters. See "Underwriting."

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate), including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of Common Stock then outstanding (approximately 246,221 shares upon completion of the offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement.

    Rule 701 promulgated under the Securities Act provides that shares of Common Stock acquired on the exercise of outstanding options may be resold by persons other than affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period.

    The Company is party to an Amended and Restated Registration Rights Agreement pursuant to which the SKM Investors and the Company's other existing stockholders may demand registration under the Securities Act of shares of the Common Stock held by them at any time after nine months from the date of this Prospectus. The Company may postpone such a demand under certain circumstances. In addition, the Company's existing stockholders may request the Company to include shares of the Common Stock held by them in any registration proposed by the Company of such Common Stock under the Securities Act.

    As of September 1, 1997, options to purchase a total of 1,444,080 shares of Common Stock pursuant to the 1996 Plan were outstanding with a weighted average exercise price of $2.677 per share. Options to purchase an additional 299,160 shares were granted prior to this offering at exercise prices equal to the initial public offering price. In addition, a total of 1,000,000 shares of Common Stock are available for future issuance under the 1997 Plan. Subject to consummation of this offering, the Company has granted options with respect to 252,300 shares at exercise prices equal to the initial public offering price to certain eligible employees under the 1997 Plan, none of which were granted to executive officers. Following this offering, the Company intends to file one or more registration statements on Form S-8 under the Securities Act to register shares of Common Stock issuable under the 1996 Plan, the 1997 Plan and the Employee Stock Purchase Plan.

    Prior to the offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Potential Impact of Shares Eligible for Future Sale; Registration Rights."

                                  UNDERWRITING

The Underwriters named below, represented by Montgomery Securities, Donaldson, Lufkin & Jenrette Securities Corporation, Smith Barney Inc. and Legg Mason (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                                                                                     NUMBER
UNDERWRITERS                                                                       OF SHARES
---------------------------------------------------------------------------------  ----------
Montgomery Securities............................................................     717,000
Donaldson, Lufkin & Jenrette Securities Corporation..............................     717,000
Smith Barney Inc.................................................................     717,000
Legg Mason Wood Walker, Incorporated.............................................     239,000
Bear, Stearns & Co. Inc..........................................................     110,000
William Blair & Company, L.L.C...................................................     110,000
BT Alex. Brown Incorporated......................................................     110,000
Deutsche Morgan Grenfell Inc.....................................................     110,000
SBC Warburg Dillon Read Inc......................................................     110,000
A.G. Edwards & Sons, Inc.........................................................     110,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated...............................     110,000
Morgan Stanley & Co. Incorporated................................................     110,000
Oppenheimer & Co., Inc...........................................................     110,000
PaineWebber Incorporated.........................................................     110,000
Dain Bosworth Incorporated.......................................................      70,000
Needham & Company, Inc...........................................................      70,000
Stephens Inc.....................................................................      70,000
Cruttenden Roth Incorporated.....................................................      50,000
Fahnestock & Co. Inc.............................................................      50,000
Gerard Klauer Mattison & Co., LLC................................................      50,000
Hampshire Securities Corporation.................................................      50,000
Ladenburg, Thalmann & Co., Inc...................................................      50,000
H.C. Wainwright & Co., Inc.......................................................      50,000
                                                                                   ----------
  Total..........................................................................   4,000,000
                                                                                   ----------
                                                                                   ----------

    The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $0.55 per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Representatives have advised the Company that they intend to make a market in the Common Stock after the effective date of this offering.

    The SKM Investors have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 600,000 additional shares of Common Stock from such SKM Investors to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

    The Underwriting Agreement provides that the Company and the SKM Investors will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments that the Underwriters may be required to make in respect thereof.

    The Representatives have informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the shares of Common Stock offered hereby.

    At the request of the Company, the Underwriters have reserved for sale to certain employees of the Company and certain other persons, at the public offering price, up to 280,000 of the shares of Common Stock offered hereby. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

    The Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the offering, I.E., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    In general, purchases of Common Stock for the purpose of stabilization or to reduce a short position could cause the price of the Common Stock to be higher than it might be in the absence of such purchases. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Pursuant to a redemption agreement entered into between the Company and Legg Mason, one of the Representatives, the Company will use approximately $5.2 million of the net proceeds of this offering to redeem, upon consummation of this offering, two-thirds of the Legg Mason Warrant. The redemption price to be paid by the Company to Legg Mason will be determined by multiplying (a) the initial public offering price per share minus the underwriting discount minus the $2.677 exercise price per share of such warrant by (b) the 498,064 shares of Common Stock subject to the portion of such warrant being repurchased. Concurrently with such redemption, Legg Mason will exercise the remaining one-third of the Legg Mason Warrant and will receive 201,414 shares of Common Stock pursuant to a cashless exercise of such portion of the Legg Mason Warrant. The Legg Mason Warrant was issued as partial compensation for its services in connection with the 1996 Private Placement; the Company also paid Legg Mason a total cash fee of $1.6 million for services in connection with the 1996 Private Placement. As a result of this warrant redemption, the Conduct Rules of the National Association of Securities Dealers, Inc. require that the initial public offering price be established at a price no higher than that recommended by a "qualified independent underwriter" (as defined in such Conduct Rules) that (i) does not beneficially own 5% or more of the outstanding voting securities of the Company, (ii) participates in the preparation of this Prospectus and the Registration Statement of which this Prospectus is a part and (iii) exercises the usual standards of "due diligence" in respect thereto. Montgomery Securities has acted as such qualified independent underwriter with respect to this offering. As a result of the warrant redemption and its participation as an underwriter in this offering, Legg Mason is expected to receive approximately 9.7% of the gross proceeds of this offering.

    The Company's stockholders and Legg Mason have agreed that, subject to certain limited exceptions, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Montgomery Securities, directly or indirectly, sell, offer, contract or grant any option to sell or otherwise dispose of any shares of the Company's capital stock, options or warrants to acquire shares of the Company's capital stock, or securities exchangeable or exercisable for or convertible into shares of the

Company's capital stock. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. The Company has agreed that, for a period of 180 days from the date of this Prospectus, it will not, directly or indirectly, sell, offer, contract or grant any option to sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock, except that the Company may issue shares of Common Stock or options to purchase Common Stock pursuant to any stock option, stock bonus or other stock plan or arrangement described in this Prospectus, but only if the holders of such shares or options agree in writing not to sell, offer, dispose of or otherwise transfer any such shares or options during such 180-day period.

    The shares of Common Stock offered hereby have been approved for listing on the Nasdaq National Market under the symbol PLCE.

    Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price of the Common Stock was determined by negotiations among the Representatives and the Company. Among the factors considered in such negotiations were the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present earnings and the trend of such earnings, the general condition of securities markets at the time of this offering and the market price of publicly traded stock of comparable companies in recent periods.

                                 LEGAL MATTERS

    The validity of the shares offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    The audited financial statements included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, and are included herein, in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, for the registration of the Common Stock offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits relating thereto for further information concerning the Company and the Common Stock. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by this reference.

    The Registration Statement and the exhibits thereto are available for inspection in the principal office of the Commission in Washington, D.C. and photostatic copies of such material may be obtained from the Commission upon payment of the fees prescribed by the Commission. In addition, such material may be electronically examined at the Commission's Web site on the Internet located at http://www.sec.gov.

    The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent certified public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                                    INDEX TO
                              FINANCIAL STATEMENTS
                    THE CHILDREN'S PLACE RETAIL STORES, INC.

                                                                                                                PAGE
                                                                                                                -----

Report of Independent Public Accountants...................................................................         F-2

Balance Sheets at February 3, 1996, February 1, 1997 and August 2, 1997 (unaudited)........................         F-3

Statements of Income for the fiscal years ended January 28, 1995, February 3, 1996 and February 1, 1997 and for the six months ended August 3, 1996 (unaudited) and
  August 2, 1997 (unaudited)...............................................................................         F-4

Statements of Changes in Stockholders' Equity (Deficit) for the fiscal years ended January 28, 1995, February 3, 1996 and February 1, 1997 and for the six
  months ended August 2, 1997 (unaudited)..................................................................         F-5

Statements of Cash Flows for the fiscal years ended January 28, 1995, February 3, 1996 and February 1, 1997 and for the six months ended August 3, 1996 (unaudited)
  and August 2, 1997 (unaudited)...........................................................................         F-6

Notes to Financial Statements..............................................................................         F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of The

Children's Place Retail Stores, Inc.:

    We have audited the accompanying balance sheets of The Children's Place Retail Stores, Inc. (a Delaware corporation) as of February 1, 1997 and February 3, 1996, and the related statements of income, changes in stockholders' equity (deficit) and cash flows for each of the three fiscal years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Children's Place Retail Stores, Inc. as of February 1, 1997 and February 3, 1996, and the results of its operations and its cash flows for each of three fiscal years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

New York, New York

March 13, 1997 (except with respect to the

matters discussed in Note 15, as to which

the date is September 18, 1997)

                    THE CHILDREN'S PLACE RETAIL STORES, INC.
                                 BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                     ACTUAL         PRO FORMA
                                                                                    AUGUST 2,       AUGUST 2,
                                                        FEBRUARY 3,  FEBRUARY 1,      1997           1997(1)
                                                           1996         1997       (UNAUDITED)     (UNAUDITED)
                                                        -----------  -----------  -------------  ----------------

                                            ASSETS
Cash and cash equivalents.............................   $     569    $   3,422     $     631       $      631
Accounts receivable...................................         641          890         1,637            1,637
Inventories...........................................      12,613       14,425        22,445           22,445
Prepaid expenses and other current assets.............       2,349        3,163         4,281            4,281
Deferred income taxes, net of valuation allowance.....           0        5,788         5,788            5,788
                                                        -----------  -----------  -------------        -------
  Total current assets................................      16,172       27,688        34,782           34,782

Property and equipment, net...........................      15,792       20,299        27,853           27,853
Deferred income taxes, net of valuation allowance.....           0       14,711        15,283           15,283
Other assets..........................................         109        1,781         1,830            1,830
                                                        -----------  -----------  -------------        -------
  Total assets........................................   $  32,073    $  64,479     $  79,748       $   79,748
                                                        -----------  -----------  -------------        -------
                                                        -----------  -----------  -------------        -------

                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
LIABILITIES:

Revolving credit facility.............................   $   8,689    $       0     $  12,464       $   12,464
Current portion of long-term debt.....................       6,808          600             0                0
Current maturities of obligations under capital
  leases..............................................         692          772           477              477
Accounts payable......................................      12,856        8,322        12,564           12,564
Accrued expenses, interest and other current
  liabilities.........................................       4,757        6,043         7,198           32,955
                                                        -----------  -----------  -------------        -------
  Total current liabilities...........................      33,802       15,737        32,703           58,460

Long-term debt........................................       7,373       19,040        18,439           18,439
Obligations under capital leases......................         862           92            12               12
Other long-term liabilities...........................       1,771        2,312         2,517            2,517
                                                        -----------  -----------  -------------        -------
  Total liabilities...................................      43,808       37,181        53,671           79,428
                                                        -----------  -----------  -------------        -------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (DEFICIT):

Preferred stock, $1 par value.........................          10            0             0                0
Common stock, Series A, $.10 par value................           0        1,276         1,276            1,276
Common stock, Series B, $.10 par value................           0            5             5                5
Common stock, $.10 par value..........................          14            0             0                0
Additional paid-in capital............................      50,557       57,842        57,354           31,597
Accumulated deficit...................................     (62,266)     (31,825)      (32,558)         (32,558)
Less: Treasury stock, 2,800 shares of common stock, at
  cost................................................         (50)           0             0                0
                                                        -----------  -----------  -------------        -------
  Total stockholders' equity (deficit)................     (11,735)      27,298        26,077              320
                                                        -----------  -----------  -------------        -------
  Total liabilities and stockholders' equity
  (deficit)...........................................   $  32,073    $  64,479     $  79,748       $   79,748
                                                        -----------  -----------  -------------        -------
                                                        -----------  -----------  -------------        -------

------------------------

(1) Refer to Note 16--Unaudited Pro Forma Balance Sheet.

  The accompanying notes to financial statements are an integral part of these balance sheets.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

                              STATEMENTS OF INCOME

                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                      FISCAL YEAR ENDED                   SIX MONTHS ENDED
                                            --------------------------------------  ----------------------------
                                                                                      AUGUST 3,      AUGUST 2,
                                            JANUARY 28,  FEBRUARY 3,  FEBRUARY 1,       1996           1997
                                               1995         1996          1997       (UNAUDITED)    (UNAUDITED)
                                            -----------  -----------  ------------  -------------  -------------
Net sales.................................   $ 107,953    $ 122,060       $143,838  $     56,412        $72,737
Cost of sales.............................      74,229       83,434         89,786        38,300         48,917
                                            -----------  -----------  ------------  -------------  -------------

Gross profit..............................      33,724       38,626         54,052        18,112         23,820
Selling, general and administrative
  expenses................................      27,873       30,757         36,251        15,926         19,287
Pre-opening costs.........................         178          311            982           212          1,222
Depreciation and amortization.............       3,344        3,496          4,017         1,854          2,615
                                            -----------  -----------  ------------  -------------  -------------

Operating income..........................       2,329        4,062         12,802           120            696
Interest expense, net.....................       1,303        1,925          2,884         1,182          1,815
Other expense, net........................           0          447            396           379            106
                                            -----------  -----------  ------------  -------------  -------------

Income (loss) before income taxes and
  extraordinary item......................       1,026        1,690          9,522        (1,441 )       (1,225 )
Provision (benefit) for income taxes......          54           36        (20,919)           21           (492 )
                                            -----------  -----------  ------------  -------------  -------------

Income (loss) before extraordinary item...         972        1,654         30,441        (1,462 )         (733 )
Extraordinary item--gain on forgiveness of
  debt....................................         490            0              0             0              0
                                            -----------  -----------  ------------  -------------  -------------
Net income (loss).........................  $    1,462   $    1,654       $ 30,441  $     (1,462 )       $ (733 )
                                            -----------  -----------  ------------  -------------  -------------
                                            -----------  -----------  ------------  -------------  -------------
Pro forma net income (loss) per common
  share (unaudited).......................                                $   1.28                      $ (0.03 )
Pro forma weighted average common shares
  outstanding (unaudited).................                              23,804,185                   23,804,185
                                                                      ------------                 -------------

  The accompanying notes to financial statements are an integral part of these statements.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

         FOR THE FISCAL YEARS ENDED JANUARY 28, 1995, FEBRUARY 3, 1996 AND FEBRUARY 1, 1997 AND FOR THE SIX MONTHS ENDED AUGUST 2, 1997

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                SERIES A                  SERIES B
                                    PREFERRED STOCK           COMMON STOCK              COMMON STOCK             COMMON STOCK
                                 ----------------------  -----------------------  ------------------------  ----------------------
                                  SHARES      AMOUNT       SHARES      AMOUNT       SHARES       AMOUNT      SHARES      AMOUNT
                                 ---------  -----------  ----------  -----------  -----------  -----------  ---------  -----------
BALANCE, January 29, 1994......     10,000   $      10            0          $0            0          $0      137,200   $      14
Receipt of funds toward common
 stock subscription............          0           0            0           0            0           0            0           0
Net income.....................          0           0            0           0            0           0            0           0
                                 ---------         ---   ----------  -----------  -----------      -----    ---------         ---
BALANCE, January 28, 1995......     10,000          10            0           0            0           0      137,200          14
Net income.....................          0           0            0           0            0           0            0           0
                                 ---------         ---   ----------  -----------  -----------      -----    ---------         ---
BALANCE, February 3, 1996......     10,000          10            0           0            0           0      137,200          14
Surrendered preferred stock....    (10,000)        (10)           0           0            0           0            0           0
Exercise of stock options......          0           0            0           0            0           0        2,800           0
Issuance of warrants...........          0           0            0           0            0           0            0           0
Conversion of common stock to
  Series A Common Stock........          0           0   16,800,000       1,680            0           0     (140,000)        (14)
Issuance of Series B Common
  Stock, net of transaction
  costs........................          0           0            0           0       47,238           5            0           0
Redemption of Series A Common
 Stock.........................          0           0   (4,039,200)       (404)           0           0            0           0
Net income.....................          0           0            0           0            0           0            0           0
                                 ---------         ---   ----------  -----------  -----------      -----    ---------         ---
BALANCE, February 1, 1997......          0           0   12,760,800       1,276       47,238           5            0           0
Return of funds toward common
 stock subscription............          0           0            0           0            0           0            0           0
Net loss (unaudited)...........          0           0            0           0            0           0            0           0
                                 ---------         ---   ----------  -----------  -----------      -----    ---------         ---
BALANCE, August 2, 1997
 (unaudited)...................          0   $       0   12,760,800   $   1,276       47,238          $5            0   $       0
                                 ---------         ---   ----------  -----------  -----------      -----    ---------         ---
                                 ---------         ---   ----------  -----------  -----------      -----    ---------         ---

                                                                                         TOTAL
                                 ADDITIONAL                      TREASURY STOCK       STOCKHOLDERS'
                                   PAID-IN    ACCUMULATED   ------------------------     EQUITY
                                   CAPITAL      DEFICIT       SHARES       AMOUNT      (DEFICIT)
                                 -----------  ------------  -----------  -----------  ------------
BALANCE, January 29, 1994......   $  50,069    $  (65,382)      (2,800)   $     (50)   $  (15,339)
Receipt of funds toward common
 stock subscription............         488             0            0            0           488
Net income.....................           0         1,462            0            0         1,462
                                 -----------  ------------  -----------       -----   ------------
BALANCE, January 28, 1995......      50,557       (63,920)      (2,800)         (50)      (13,389)
Net income.....................           0         1,654            0            0         1,654
                                 -----------  ------------  -----------       -----   ------------
BALANCE, February 3, 1996......      50,557       (62,266)      (2,800)         (50)      (11,735)
Surrendered preferred stock....          10             0            0            0             0
Exercise of stock options......         123             0        2,800           50           173
Issuance of warrants...........       1,501             0            0            0         1,501
Conversion of common stock to
  Series A Common Stock........      (1,666)            0            0            0             0
Issuance of Series B Common
  Stock, net of transaction
  costs........................      18,758             0            0            0        18,763
Redemption of Series A Common
 Stock.........................     (11,441)            0            0            0       (11,845)
Net income.....................           0        30,441            0            0        30,441
                                 -----------  ------------  -----------       -----   ------------
BALANCE, February 1, 1997......      57,842       (31,825)           0            0    $   27,298
Return of funds toward common
 stock subscription............        (488)            0            0            0          (488)
Net loss (unaudited)...........           0          (733)           0            0          (733)
                                 -----------  ------------  -----------       -----   ------------
BALANCE, August 2, 1997
 (unaudited)...................   $  57,354    $  (32,558)           0    $       0    $   26,077
                                 -----------  ------------  -----------       -----   ------------
                                 -----------  ------------  -----------       -----   ------------

  The accompanying notes to financial statements are an integral part of these statements

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

                            STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                              FISCAL YEAR ENDED                 SIX MONTHS ENDED
                                                                   ---------------------------------------  ------------------------
                                                                    JANUARY 28,   FEBRUARY 3,  FEBRUARY 1,   AUGUST 3,    AUGUST 2,
                                                                       1995          1996         1997         1996         1997
                                                                   -------------  -----------  -----------  -----------  -----------

                                                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)................................................    $   1,462     $   1,654    $  30,441    $  (1,462)   $    (733)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
    Depreciation and amortization................................        3,344         3,496        4,017        1,854        2,615
    Deferred financing fee amortization..........................            0             0          359           54          304
    Loss on disposals of property and equipment..................            0           156            0            2           25
    Extraordinary gain...........................................         (490)            0            0            0            0
    Deferred taxes...............................................            0             0      (21,263)           0         (572)
Changes in operating assets and liabilities:
    Accounts receivable..........................................           38          (146)        (249)        (148)        (747)
    Inventories..................................................       (1,819)       (1,601)      (1,812)         463       (8,020)
    Prepaid expenses and other current assets....................          454          (243)        (814)        (647)      (1,118)
    Other assets.................................................          251           (29)        (128)          (6)        (229)
    Accounts payable.............................................         (531)        5,691       (4,536)      (5,676)       4,242
    Accrued expenses, interest and other current liabilities.....          864           530        2,045        1,027        1,360
    Payment of restructuring charges.............................       (2,265)       (1,854)        (214)           0            0
                                                                        ------    -----------  -----------  -----------  -----------
      Total adjustments..........................................         (154)        6,000      (22,595)      (3,077)      (2,140)
                                                                        ------    -----------  -----------  -----------  -----------
Net cash provided by (used in) operating activities..............        1,308         7,654        7,846       (4,539)      (2,873)
                                                                        ------    -----------  -----------  -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment purchases.................................       (2,723)       (6,935)      (8,492)      (2,759)     (10,159)
                                                                        ------    -----------  -----------  -----------  -----------
Net cash used in investing activities............................       (2,723)       (6,935)      (8,492)      (2,759)     (10,159)
                                                                        ------    -----------  -----------  -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facility.......................        8,500        76,919      141,907       53,413       88,557
Repayments under revolving credit facility.......................       (8,000)      (73,596)    (150,596)     (59,147)     (76,093)
Proceeds from issuance of long-term debt.........................          699             0       20,000       20,000            0
Repayment of long-term debt......................................       (2,067)       (3,436)     (12,821)     (12,521)      (1,360)
Proceeds from related party loan.................................        2,500             0            0            0            0
Receipt of funds toward common stock subscription................          488             0            0            0            0
Payment of obligations under capital leases......................       (1,220)         (387)        (690)        (335)        (375)
Return of funds toward common stock subscription.................            0             0            0            0         (488)
Increase in bank overdrafts......................................          288             0            0            0            0
Redemption of Series A Common Stock..............................            0             0      (11,845)     (11,845)           0
Net proceeds from Series B Common Stock..........................            0             0       18,763       18,763            0
Exercise of stock options........................................            0             0          173          173            0
Deferred financing costs.........................................            0             0       (1,392)      (1,334)           0
                                                                        ------    -----------  -----------  -----------  -----------
    Net cash provided by (used in) financing activities..........        1,188          (500)       3,499        7,167       10,241
                                                                        ------    -----------  -----------  -----------  -----------
    Net increase (decrease) in cash and cash equivalents.........         (227)          219        2,853         (131)      (2,791)
    Cash and cash equivalents, beginning of period...............          577           350          569          569        3,422
                                                                        ------    -----------  -----------  -----------  -----------

Cash and cash equivalents, end of period.........................    $     350     $     569    $   3,422    $     438    $     631
                                                                        ------    -----------  -----------  -----------  -----------
                                                                        ------    -----------  -----------  -----------  -----------

  The accompanying notes to financial statements are an integral part of these statements.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

                         NOTES TO FINANCIAL STATEMENTS

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    1. BUSINESS AND ORGANIZATION OF THE COMPANY

    The Children's Place Retail Stores, Inc., a Delaware corporation (the "Company"), is a specialty retailer of high quality, value-priced apparel and accessories for newborn to twelve year old children. The Company designs, contracts to manufacture and sells its products under "The Children's Place" brand name. As of February 1, 1997, the Company operated 108 stores, primarily located in regional shopping malls in the eastern half of the United States.

    During the fiscal year ended February 1, 1997 ("Fiscal 1996"), the Company embarked on an aggressive expansion program. During Fiscal 1996, the Company opened 18 new stores and substantially remodeled or relocated 5 stores. During the six months ended August 2, 1997, 26 new stores were opened. During the fiscal year ended February 3, 1996 ("Fiscal 1995"), the Company opened 9 new stores. The Company's future operating results will depend largely upon its ability to open and operate new stores successfully and to manage a growing business profitably.

    2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

    The Company's fiscal year is a 52-week or 53-week period ending on the Saturday nearest to January 31. The results for fiscal 1994, 1995 and 1996 represent the 52-week period ended January 28, 1995 ("Fiscal 1994"), the 53-week period ended February 3, 1996 and the 52-week period ended February 1, 1997, respectively.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates made by and assumptions used by management.

CASH AND CASH EQUIVALENTS

    In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 95, "Statement of Cash Flows," the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

INVENTORIES

    Inventories, which consist primarily of finished goods, are stated at the lower of average cost or market as determined by the retail inventory method.

COST OF SALES

    The Company includes its buying, distribution and occupancy expenses in its cost of sales.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, except for store fixtures and equipment under capital leases which are recorded at the present value of the future lease payments as of lease inception. Property and equipment is depreciated on a straight-line basis based upon their estimated useful lives, which range from three to ten years. Amortization of property and equipment under capital leases and leasehold improvements is computed on a straight-line basis over the term of the lease or the estimated useful life, whichever is shorter.

DEFERRED FINANCING COSTS

    The Company capitalizes costs directly associated with acquiring long-term third-party financing, including the value of the Legg Mason warrants attributable to the debt financing portion of the 1996 Private Placement discussed further in Note 3--1996 Private Placement and Note 10--Stockholders' Equity (Deficit). Deferred financing costs are included in other assets and are amortized over the term of the indebtedness. As of February 1, 1997 unamortized deferred financing costs were approximately $1.6 million, net of accumulated amortization of $0.4 million. The Company expects to write-off its unamortized deferred financing costs and debt discount in conjunction with its contemplated repayment of debt following its initial public offering (see Note 15--Subsequent Events).

ACCOUNTING FOR IMPAIRMENTS IN LONG-LIVED ASSETS

    The Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets Being Disposed Of," which the Company adopted in the First Fiscal Quarter 1996. This statement requires that long-lived assets and identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts of the assets may not be recoverable. The Company continually evaluates the carrying value and the economic useful life of its long-lived assets based on the Company's operating performance and the expected future net cash flows and will adjust the carrying amount of assets which may not be recoverable. The Company does not believe that any impairment exists in the recoverability of its long-lived assets.

PRE-OPENING COSTS

    Store pre-opening costs, which consist primarily of payroll, supply and advertising expenses, are expensed as incurred.

ADVERTISING COSTS

    The Company expenses the cost of advertising when the advertising is first run or displayed. Included in selling, general and administrative expenses for Fiscal 1994, Fiscal 1995 and Fiscal 1996 is $1,388,000, 1,253,000 and
$1,706,000, respectively, in advertising costs.

RESTRUCTURING

    Included in selling, general and administrative expenses for Fiscal 1994, 1995 and 1996 is $481,000, $350,000 and $483,000, respectively, of restructuring costs, primarily consisting of legal, consulting and severance costs regarding the closing of numerous store locations. In addition, included in the statement of

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) cash flows for Fiscal 1994 and Fiscal 1995 is the payment of restructuring charges which were recorded prior to Fiscal 1994.

INCOME TAXES

    The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). This standard requires recognition of deferred tax assets and liabilities, measured by enacted rates, attributable to temporary differences between financial statement and income tax basis of assets and liabilities. Temporary differences result primarily from accelerated depreciation and amortization for tax purposes and various accruals and reserves being deductible for tax periods in future periods. See Note 9--Income Taxes for a discussion of income taxes and the Company's net operating loss carryforwards.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," requires entities to disclose the fair value of financial instruments, both assets and liabilities, recognized and not recognized in the balance sheets, for which it is practicable to estimate fair value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices for the same or similar financial instruments.

    As cash and cash equivalents, accounts receivable and payable, and certain other short-term financial instruments are all short-term in nature, their carrying amount approximates fair value. The fair values of the Company's long-term debt are discussed further in Note 4--Short and Long-term Borrowings.

ACCOUNTING FOR STOCK BASED COMPENSATION

    The Company accounts for its 1996 Stock Option Plan (the "1996 Plan") under the provisions of Accounting Principles Bulletin ("APB") No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), establishes a fair value based method of accounting for stock-based compensation plans and requires adoption or pro forma disclosure for all transactions entered into after December 15, 1994. See Note 11--Stock Option Plan for a discussion of the Company's pro forma disclosure of its 1996 Plan.

ACCOUNTING FOR COMPREHENSIVE INCOME

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." Under SFAS No. 130, the Company will be required to present comprehensive income in its primary financial statements. Other comprehensive income represents revenues, expenses, gains and losses that bypass the income statement. The Company will be required to display the cumulative effect of other comprehensive income items as a separate component of stockholders' equity, and present the components of other comprehensive income in its income statement or statement of stockholders' equity. This statement is effective for fiscal years beginning after December 15, 1997 and reclassification of comparative information for prior years' financial statements will be required. Management does not

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) believe that the accompanying financial statements will be affected by the adoption of SFAS No. 130, and will adopt SFAS No. 130 during the first quarter of Fiscal 1998.

RECLASSIFICATIONS

    Certain prior period balances have been reclassified to conform to current year presentation.

UNAUDITED INTERIM FINANCIAL INFORMATION

    All information with respect to the balance sheet as of August 2, 1997 and the statements of income, changes in stockholders' equity (deficit) and cash flows for the six months ended August 3, 1996 and the six months ended August 2, 1997 is unaudited and has been prepared in accordance with generally accepted accounting principles for interim financial presentation. In the opinion of management, the unaudited financial statements contain all adjustments necessary for a fair presentation of the results of such periods. The unaudited financial statements have been prepared on a basis consistent with that of the audited financial statements as of February 1, 1997. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations for the six months ended August 2, 1997 are not necessarily indicative of the results of operations that may be expected for the full year.

PRO FORMA NET INCOME PER COMMON SHARE

    Pro forma net income per common share is calculated by dividing net income by the pro forma weighted average common shares and common share equivalents outstanding as if (i) the proposed stock split and Series B conversion as discussed in Note 15--Subsequent Events, (ii) the 1996 Private Placement of Common Stock as discussed in Note 3--Private Placements, (iii) the cancellation of the preferred shares as discussed in Note 10--Stockholders' Equity (Deficit) and (iv) the granting of management options in conjunction with the 1996 Private Placement as discussed in Note 11--Stock Option Plan, occurred on February 4, 1996. Common share equivalents include the Noteholder Warrant, the Legg Mason Warrant, as discussed in Note 3--1996 Private Placement, and management options to purchase common stock, calculated using the treasury stock method in accordance with APB Opinion No. 15, "Earnings per Share," ("APB No. 15") at an assumed initial public offering price of $14.00 per share. Pro forma fully diluted net income per common share is equal to the amount presented.

    In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." Under SFAS No. 128, the presentation of both basic and diluted earnings per share is required on the statements of income for periods ending after December 15, 1997, at which time restatement will be necessary. Had the provisions of SFAS No. 128 been in effect for Fiscal 1996 and the six months ended August 2, 1997, the Company would have reported pro forma basic net income (loss) per share of $1.49 (unaudited) and $(0.04) (unaudited) for Fiscal 1996 and for the six months ended August 2, 1997, respectively. Under SFAS No. 128, pro forma diluted earnings per share is equal to the pro forma net income per share currently disclosed by the Company.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    3. 1996 PRIVATE PLACEMENT

    During Fiscal 1996, the Company employed the services of Legg Mason Wood Walker, Incorporated ("Legg Mason") to assist, as its placement agent, in the recapitalization of the Company. As a result, pursuant to a note and warrant purchase agreement dated June 28, 1996 (the "Note and Warrant Purchase Agreement") between the Company and Nomura Holding America Inc. (the "Noteholder"), the Company sold to the Noteholder, for a purchase price of $20 million, the Company's 12% Senior Subordinated Notes due 2002 (the "Senior Subordinated Notes") in the principal amount of $20 million, together with a warrant (the "Noteholder Warrant") representing the right to purchase 1,992,252 shares of Common Stock at an exercise price of $2.677 per share. This warrant was valued for financial reporting purposes by an independent appraisal firm at approximately $1.9 million. This amount has been accounted for herein as a credit to additional paid-in capital, net of income tax effect of $0.8 million, and a discount to the Senior Subordinated Notes, and is being amortized over the six year term of the Senior Subordinated Notes. The Company also paid the Noteholder funding and structuring fees in the aggregate amount of $300,000.

    Concurrent with the sale of the Senior Subordinated Notes, Legg Mason assisted the Company in its sale of its newly issued Series B Common Stock to two funds managed by Saunders Karp & Megrue L.P. ("SKM"), The SK Equity Fund, L.P. and SK Investment Fund, L.P., together with a former consultant to SKM (collectively, the "SKM Investors"). The aggregate proceeds from the sale of the Series B Common Stock were approximately $20.5 million, before deducting transaction costs of approximately $1.7 million. See Note 10--Stockholders' Equity (Deficit) for a discussion of the Series B Common Stock. Concurrently with the 1996 Private Placement, the Company paid a transaction fee of $250,000 to SKM and reimbursed SKM for $50,000 of out-of-pocket expenses.

    Net proceeds from the sale of the Senior Subordinated Notes and the issuance of the Series B Common Stock (collectively, the "1996 Private Placement"), were used to (i) redeem certain outstanding shares of Common Stock ($11.8 million),
(ii) repay certain indebtedness and related interest ($13.5 million), (iii) pay transaction costs ($3.1 million), (iv) reduce borrowings under the Foothill Credit Facility (see Note 4--Short- and Long-term Borrowings) and (v) for other general corporate purposes.

    In conjunction with the 1996 Private Placement, Legg Mason received $1.6 million in cash fees and a warrant to purchase 747,096 shares of Common Stock at an exercise price of $2.677 per share (the "Legg Mason Warrant"). This warrant was valued for financial reporting purposes by an independent appraisal firm at approximately $700,000. An amount equal to 49.4% of the value of the warrant, determined on the basis of gross proceeds from the 1996 Private Placement, was attributable to the placement of the Senior Subordinated Notes, has been credited to additional paid-in capital and capitalized as deferred financing costs in other assets, and is being amortized over the six year term of the Senior Subordinated Notes. See Note 10--Stockholders' Equity (Deficit) for a further discussion of the Legg Mason Warrant.

    4. SHORT AND LONG-TERM BORROWINGS

SHORT-TERM BORROWINGS

THE FOOTHILL CREDIT FACILITY

    On April 12, 1995, the Company entered into a revolving credit facility ("the Foothill Credit Facility") with Foothill Capital Corporation ("Foothill Capital"). The Foothill Credit Facility provided for borrowings of up to $15 million and up to $5 million of letters of credit. In May 1996, the Foothill Credit Facility

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    4. SHORT AND LONG-TERM BORROWINGS (CONTINUED) was amended to provide for up to $20 million in borrowings and up to $10 million of letters of credit. On July 31, 1997, the Foothill Credit Facility was further amended to provide for up to $30 million in borrowings and up to $20 million in letters of credit. The amended Foothill Credit Facility expires in July, 2000 and provides for one year automatic renewal options. As of February 3, 1996, February 1, 1997 and August 2, 1997 (unaudited) the Company had $8.7 million, $0.0 million and $12.5 million, respectively, outstanding under the Foothill Credit Facility. Letters of credit outstanding as of February 3, 1996, February 1, 1997 and August 2, 1997 (unaudited) were $2.0 million, $4.7 million and $7.0 million, respectively. Availability as of February 3, 1996, February 1, 1997 and August 2, 1997 was $0.6 million, $11.9 million and $5.8 million, respectively.

    The availability of borrowings under the amended Foothill Credit Facility is determined as an amount equal to the sum of (i) 90% of eligible accounts receivable, (ii) 30% of the selling price of eligible inventory (not to exceed 65% of the cost of eligible inventory) and (iii) 30% of the retail selling price of inventory to be acquired pursuant to the outstanding letters of credit not to exceed the lower of (a) the face value of the outstanding letters of credit or
(b) 65% of the cost of inventory to be acquired pursuant to the outstanding letters of credit. The Company's obligations under the amended Foothill Credit Facility are secured by a first priority security interest on the Company's present and future assets, intellectual property and other general intangibles.

    The amended Foothill Credit Facility also contains certain financial covenants, including, among others, the maintenance of minimum levels of tangible net worth, working capital and current ratios and maximum capital expenditures, as defined in the amended Foothill Credit Facility, as well as a prohibition on the payment of dividends. The Company obtained a waiver from Foothill Capital with respect to the capital expenditure limitations for fiscal 1996, which enabled the Company to open additional stores in connection with its expansion program. The Company anticipates that the availability for capital expenditures under this covenant will be adequate to support the Company's capital requirements. As of February 1, 1997, the Company was in compliance with all of its other covenants under the Foothill Credit Facility. Noncompliance with these covenants could result in additional fees or could affect the availability of the facility.

    Amounts outstanding under the amended credit facility bear interest at a floating rate equal to the reference rate of Norwest Bank Minnesota N.A. or, at the Company's option, the 30-day LIBOR Rate plus a pre-determined spread. The LIBOR spread is 1 1/2% or 2%, depending upon the Company's financial performance from time to time. As of each of February 3, 1996 and February 1, 1997, the interest rate charged under the Foothill Credit Facility was 10.75%. In addition, the Company was also required to pay an anniversary fee of $150,000 during Fiscal 1996 and $100,000 during the six months ended August 2, 1997.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    4. SHORT AND LONG-TERM BORROWINGS (CONTINUED)
    Borrowing activity under the Foothill Credit Facility was as follows (dollars in thousands):

                                                                           FOR THE FISCAL
                                                                            YEARS ENDED
                                                                      ------------------------
                                                                      FEBRUARY 3,  FEBRUARY 1,
                                                                         1996         1997
                                                                      -----------  -----------
Weighted average balances outstanding...............................   $   9,556    $   5,403
Weighted average interest rate......................................      11.21%       10.75%
Maximum balance outstanding.........................................   $  15,747    $  12,687

LONG-TERM BORROWINGS

    The fair value of the Company's long-term debt is estimated based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities. Management believes that the carrying amount of the Company's long-term debt approximates fair value. The components of the Company's long-term debt are as follows (dollars in thousands) :

                                                                             FEBRUARY 3,  FEBRUARY 1,   AUGUST 2,
                                                                                1996         1997         1997
                                                                             -----------  -----------  -----------
                                                                                                       (UNAUDITED)
Senior Subordinated Notes..................................................   $       0    $  20,000    $  20,000
Installment Notes..........................................................       4,610        1,360            0
Finchside Notes............................................................       3,713            0            0
Skiva Note.................................................................       3,358            0            0
Related party loan.........................................................       2,500            0            0
                                                                             -----------  -----------  -----------
                                                                                 14,181       21,360       20,000
Less: Current portion......................................................      (6,808)        (600)           0
Less: Unamortized discount of Senior Subordinated Notes....................           0       (1,720)      (1,561)
                                                                             -----------  -----------  -----------
Total long-term debt.......................................................   $   7,373    $  19,040    $  18,439
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

THE SENIOR SUBORDINATED NOTES

    The Senior Subordinated Notes, which mature in 2002, are in the principal amount of $20.0 million and bear interest at a rate of 12% per annum, payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing on July 1, 1996. These notes have been discounted by $1.9 million relative to the valuation of the Noteholder Warrant for financial reporting purposes (see Note 10-- Stockholders' Equity (Deficit)). This discount is being accreted into interest expense over the six year term of the Senior Subordinated Notes.

    The Senior Subordinated Notes are governed by the terms of a Note and Warrant Purchase Agreement which provides for certain operating restrictions and financial covenants. The Senior Subordinated Notes by their terms are subordinated to borrowings under the Foothill Credit Facility. The Senior Subordinated Notes rank senior to or pari passu with all other unsecured indebtedness of the Company. The Senior Subordinated Notes may not be prepaid prior to December 31, 1997, except upon consummation of an initial public offering of the Company's Common Stock. On or after December 31, 1997 or, if

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    4. SHORT AND LONG-TERM BORROWINGS (CONTINUED) earlier, upon consummation of an initial public offering, the Senior Subordinated Notes may be prepaid in whole or in part, upon payment of a prepayment premium of 6% through December 31, 1998, decreasing to 4% during 1999 and 2% during 2000, with no prepayment premium thereafter. Notwithstanding the foregoing, the Senior Subordinated Notes may be prepaid at any time without a prepayment premium if concurrently with prepayment the Noteholder is afforded the opportunity to sell at least 75% of the stock underlying its warrants in a public offering of the Company. The Company obtained an amendment from the Noteholder with respect to the capital expenditure limitations for fiscal 1996, which enabled the Company to open additional stores in connection with its expansion.

THE INSTALLMENT NOTES

    On December 28, 1993, the Company agreed to be a co-maker of two installment notes issued as of that date by the Chairman of the Board and certain of his family members in connection with their bankruptcy proceedings. Although the Company was a co-maker of the installment notes, the notes expressly provided that they were non-recourse to the Company. The Company agreed to be a co-maker of these installment notes in consideration for the waiver of certain claims in the amount of $20.0 million for repayment of funds previously loaned to the Company by its stockholders. One such installment note, in the principal amount of $2,650,000 ("Note A"), was non-interest bearing and provided for three annual principal payments. Note A was secured by a pledge of shares of the Company's Common Stock held by the Chairman of the Board and certain of his family members. Note A was repaid by the Company on July 1, 1996 with a portion of the net proceeds from the 1996 Private Placement. The other installment note, in the principal amount of $2,110,000 ("Note B" and collectively with Note A, the "Installment Notes"), provided for monthly principal payments of $50,000, commencing November 30, 1995 and continuing through October 31, 1998, with the remaining balance of $310,000 due on November 30, 1998. Interest on Note B accrued at the rate of 5% per annum for the first two years only, of which 3% per annum was payable monthly and the remaining 2% was added to the principal balance, to be paid at final maturity. Note B was secured by a lien on certain personal assets of the Chairman of the Board and certain of his family members. The Company repaid Note B on May 28, 1997 (unaudited).

THE FINCHSIDE NOTES

    On June 28, 1991, the Company entered into a $10 million financing agreement with Finchside International, Ltd. ("Finchside"), an unaffiliated lender, which provided for irrevocable letters of credit, draft acceptances and advances (up to 120 days) to finance inventory purchases. The Company subsequently entered into a non-interest bearing agreement (the "Finchside Notes") with Finchside on January 28, 1993 providing for the repayment of $7.6 million in past due amounts under the original financing agreement. The Finchside Notes required installment payments of principal through June 1997. As a result of the Company's financial difficulties leading to its revised agreement with Finchside, the issuance of the Finchside Notes was accounted for as a troubled debt restructuring and therefore no interest was imputed on the Finchside Notes. On July 22, 1994, the Company amended and extended the remaining principal amount of the Finchside Notes of $5,712,000 over seven non-interest bearing payments commencing December 1995 with full repayment required by December 1998. On December 8, 1995, the Company further amended the repayment schedule of the Finchside Notes to provide for a final maturity in August 1998. The Finchside Notes were repaid on June 28, 1996 with a portion of the net proceeds from the 1996 Private Placement.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    4. SHORT AND LONG-TERM BORROWINGS (CONTINUED)
THE SKIVA NOTE

    During the fiscal year ended January 30, 1993 ("Fiscal 1992"), Skiva International, Inc. ("Skiva") agreed to extend credit to the Company for working capital purposes, under an informal financing arrangement personally guaranteed by certain stockholders of the Company. As a result of a default by the Company during fiscal 1992, Skiva accepted a note from the Company (the "Skiva Note") in the aggregate principal amount of $4,473,000 with no interest. As a result of the Company's financial difficulties leading to its revised arrangement with Skiva, the issuance of the Skiva Note was accounted for as a troubled debt restructuring and therefore no interest was imputed on the Skiva Note. In Fiscal 1994, as the Company continued to restructure its business, the terms of the Skiva Note were amended to extend the repayment of the outstanding principal balance of $3,358,000, with no interest, over nine quarterly installment payments commencing in December 1995. On January 1, 1996, the Company further amended the Skiva Note to provide for a revised repayment schedule, an annual interest rate of 10% on the remaining balance and a $154,000 payment for accrued interest for the six month period ended June 30, 1996. The Skiva Note was repaid on June 28, 1996 with a portion of the net proceeds from the 1996 Private Placement.

RELATED PARTY LOANS

    During Fiscal 1994, the Chairman of the Board, his father-in-law and his mother made loans to the Company for working capital purposes in the aggregate amount of $2.5 million. The loans bore interest at rates ranging from 4% to 8% per annum and were subordinated to the Company's working capital facility with its senior lender. In addition, the Chairman of the Board's father-in-law loaned the Company $300,000 in March 1996 at 8% per annum interest. All such loans were repaid with a portion of the net proceeds of the 1996 Private Placement. Interest expense attributable to such loans amounted to $49,000, $184,000 and $84,000 for Fiscal 1994, Fiscal 1995 and Fiscal 1996, respectively.

MATURITIES OF LONG-TERM DEBT

    As of February 1, 1997, the aggregate maturities of long-term debt were as follows (dollars in thousands):

1997...............................................................  $     600
1998...............................................................        760
1999...............................................................          0
2000...............................................................          0
2001...............................................................          0
Thereafter.........................................................     20,000
                                                                     ---------
                                                                        21,360
Less: Current portion..............................................       (600)
Less: Unamortized discount.........................................     (1,720)
                                                                     ---------
    Total long-term debt...........................................  $  19,040
                                                                     ---------
                                                                     ---------

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    5. SUPPLEMENTAL CASH FLOW INFORMATION

    Cash paid for interest and income taxes were as follows (dollars in thousands):

                                                                                                 FOR THE SIX
                                                                                                 MONTHS ENDED
                                                        FOR THE FISCAL YEARS ENDED        --------------------------
                                                   -------------------------------------    AUGUST 3,     AUGUST 2
                                                   JANUARY 28,  FEBRUARY 3,  FEBRUARY 1,      1996          1997
                                                      1995         1996         1997       (UNAUDITED)   (UNAUDITED)
                                                   -----------  -----------  -----------  -------------  -----------
Interest.........................................   $   1,255    $   1,916    $   2,369     $     987     $   1,498
Income taxes.....................................   $       0    $      58    $      70     $      35     $     507
                                                   -----------  -----------  -----------        -----    -----------
                                                   -----------  -----------  -----------        -----    -----------

    6. PROPERTY AND EQUIPMENT, NET

    Property and equipment, net is comprised of the following (dollars in thousands):

                                                                                                         AUGUST 2,
                                                                              FEBRUARY 3,  FEBRUARY 1,     1997
                                                                                 1996         1997      (UNAUDITED)
                                                                              -----------  -----------  -----------
Leasehold improvements......................................................   $  15,012    $  19,226    $  24,470
Store fixtures and equipment................................................       6,610        8,604       13,501
Store fixtures and equipment under capital leases...........................       3,642        3,642        3,642
Construction in progress....................................................         197          910          860
                                                                              -----------  -----------  -----------
Property and equipment, gross...............................................      25,461       32,382       42,473
Less: Accumulated depreciation and amortization.............................      (9,669)     (12,083)     (14,620)
                                                                              -----------  -----------  -----------
Property and equipment, net.................................................   $  15,792    $  20,299    $  27,853
                                                                              -----------  -----------  -----------
                                                                              -----------  -----------  -----------

    7. ACCRUED EXPENSES, INTEREST AND OTHER CURRENT LIABILITIES

    Accrued expenses, interest and other current liabilities is comprised of the following (dollars in thousands):

                                                                             FEBRUARY 3,  FEBRUARY 1,   AUGUST 2,
                                                                                1996         1997         1997
                                                                             -----------  -----------  -----------
                                                                                                       (UNAUDITED)
Accrued salaries and benefits..............................................   $   1,236    $   1,878    $   2,014
Accrued interest...........................................................         196          298          229
Accrued real estate expenses...............................................         825        1,000        1,293
Customer liabilities.......................................................         566          716          695
Accrued taxes other than income............................................         367          342          413
Other accrued expenses.....................................................       1,567        1,809        2,554
                                                                             -----------  -----------  -----------
Accrued expenses, interest and other current liabilities...................   $   4,757    $   6,043    $   7,198
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

    8. COMMITMENTS AND CONTINGENCIES

    The Company leases all of its stores, a distribution facility, and certain office equipment and store fixtures under leases expiring at various dates through 2008. Certain of the leases include options to renew.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
The leases require fixed minimum annual rentals plus, under the terms of certain leases, additional payments for taxes, other expenses and rentals based upon sales.

    Rent expense is as follows (dollars in thousands):

                                                                                  FOR THE FISCAL YEARS ENDED
                                                                             -------------------------------------
                                                                             JANUARY 28,  FEBRUARY 3,  FEBRUARY 1,
                                                                                1995         1996         1997
                                                                             -----------  -----------  -----------
Store and distribution facility rent
  Minimum rentals..........................................................   $   8,915    $   9,946    $  11,221
  Additional rent based upon sales.........................................         175          175          195
                                                                             -----------  -----------  -----------
      Total store rent.....................................................       9,090       10,121       11,416
Store fixtures and equipment rent..........................................         711          712          727
                                                                             -----------  -----------  -----------
      Total rent expense...................................................   $   9,801    $  10,833    $  12,143
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

    Future minimum annual lease payments under the Company's operating and capital leases with initial or remaining terms of one year or more, at February 1, 1997, are as follows (dollars in thousands):

                                                                           OPERATING     CAPITAL
                                                                             LEASES      LEASES
                                                                           ----------  -----------
Fiscal year--
1997.....................................................................  $   14,122   $     828
1998.....................................................................      14,245          92
1999.....................................................................      13,891           0
2000.....................................................................      13,277           0
2001.....................................................................      10,608           0
Thereafter...............................................................      36,869           0
                                                                           ----------       -----
Total minimum lease payments.............................................  $  103,012         920
                                                                           ----------
                                                                           ----------
Less: Interest and executory costs.......................................                     (56)
                                                                                            -----
Present value of net minimum lease payments..............................                     864
Less: Current portion of obligations under capital lease.................                    (772)
                                                                                            -----
Long-term obligations under capital lease................................               $      92
                                                                                            -----
                                                                                            -----

    Many of the Company's store leases contain provisions requiring landlord consent to a change in control of the Company. Management believes that the majority of its leases are at market rents and that these provisions will not have a material adverse effect on the Company's financial position or results of operations.

LITIGATION

    The Company, from time to time, is involved in litigation arising in the normal course of its business. Management believes that the resolution of all pending litigation, after considering reserves provided for

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    8. COMMITMENTS AND CONTINGENCIES (CONTINUED) in the accompanying financial statements, will not have a material adverse effect on the Company's financial position or results of operations.

    9. INCOME TAXES

    Components of the Company's provision (benefit) for income taxes consisted of the following (dollars in thousands):

                                                                                      FOR THE FISCAL YEARS ENDED
                                                                             ---------------------------------------------
                                                                               JANUARY 28,      FEBRUARY 3,    FEBRUARY 1,
                                                                                  1995             1996           1997
                                                                             ---------------  ---------------  -----------
Current--
  Federal..................................................................     $       0        $      36      $     244
  State....................................................................            54                0            100
Deferred--
  Federal..................................................................             0                0            859
  State....................................................................             0                0            249
  Valuation allowance......................................................             0                0        (22,371)
                                                                                      ---              ---     -----------
Provision (benefit) for income taxes.......................................     $      54        $      36      $ (20,919)
                                                                                      ---              ---     -----------
                                                                                      ---              ---     -----------

    A reconciliation between the calculated tax provision (benefit) on income based on the statutory rates in effect and the effective tax rate follows (dollars in thousands):

                                                                                    FOR THE FISCAL YEARS ENDED
                                                                             -----------------------------------------
                                                                              JANUARY 28,    FEBRUARY 3,   FEBRUARY 1,
                                                                                 1995           1996          1997
                                                                             -------------  -------------  -----------
Calculated income tax provision............................................    $     371      $     575     $   3,333
Reversal of valuation allowance............................................            0              0       (21,042)
Utilization of operating loss carryforwards................................         (167)          (537)       (3,540)
State income taxes.........................................................           36             27           259
Nondeductible expenses.....................................................           12             21            24
Other......................................................................         (198)           (50)           47
                                                                                   -----          -----    -----------
Tax provision (benefit) as shown on the statements of income...............    $      54      $      36     $ (20,919)
                                                                                   -----          -----    -----------
                                                                                   -----          -----    -----------

    Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes as measured by tax laws. These temporary differences are determined in accordance with SFAS No. 109.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    9. INCOME TAXES (CONTINUED)
    Temporary differences and net operating loss carryforwards which give rise to deferred tax assets and liabilities are as follows (dollars in thousands) :

                                                                FEBRUARY 3, 1996              FEBRUARY 1, 1997
                                                           ---------------------------  -----------------------------
                                                           DEFERRED TAX  DEFERRED TAX   DEFERRED TAX   DEFERRED TAX
                                                              ASSETS      LIABILITIES      ASSETS       LIABILITIES
                                                           ------------  -------------  ------------  ---------------
Current--
  Restructuring..........................................   $       89     $       0     $        0      $       0
  Uniform inventory capitalization.......................          181             0            258              0
  Inventory..............................................          121             0             16              0
  Expenses not currently deductible......................          114             0            514              0
  Net operating loss carryforwards.......................            0             0          5,000              0
                                                           ------------       ------    ------------         -----
      Total current......................................   $      505     $       0     $    5,788      $       0
                                                           ------------       ------    ------------         -----
                                                           ------------       ------    ------------         -----
Noncurrent--
  Amortization of debt issue costs.......................   $        0     $       0     $       66      $       0
  Depreciation...........................................        1,021             0            921              0
  Deferred rent..........................................          609             0            925              0
  Imputed interest on loans..............................            0          (668)           139              0
  Discount on Senior Subordinated Notes..................            0             0              0            688
  Net operating loss carryforwards.......................       20,904             0         13,348              0
                                                           ------------       ------    ------------         -----
      Total noncurrent...................................       22,534     $    (668)        15,399      $     688
                                                           ------------       ------    ------------         -----
                                                           ------------       ------    ------------         -----
      Net noncurrent.....................................       21,866                       14,711
                                                           ------------                 ------------
      Total..............................................       22,371                       20,499
                                                           ------------                 ------------
Valuation allowance......................................      (22,371)                           0
                                                           ------------                 ------------
Total deferred taxes.....................................   $        0                   $   20,499
                                                           ------------                 ------------
                                                           ------------                 ------------

    At February 1, 1997, the Company had net operating loss carryforwards ("NOLs") totaling approximately $45.9 million which expire for federal income tax purposes during the fiscal years 2003 through 2006. The provisions of SFAS 109 require that the tax benefit of such NOLs be recorded as an asset and, to the extent that management cannot assess that the utilization of all or a portion of such deferred tax assets is more likely than not to be realized, a valuation allowance should be recorded. At February 3, 1996, the Company had net deferred tax assets amounting to approximately $22.4 million and management believed it to be more likely than not that the deferred tax assets would not be utilized based upon the historical performance of the Company. Accordingly, a valuation allowance was recorded against the net deferred tax assets at February 3, 1996. During Fiscal 1996, the Company consummated the 1996 Private Placement, a private placement of debt and equity (see Note 3--1996 Private Placement). The 1996 Private Placement enabled the Company to access capital to expand its business and achieve greater profitability. As a result of the Company's improved operating results during the second half of Fiscal 1996, as well as its projected results for Fiscal 1997 and thereafter, the Company reversed its valuation allowance in the fourth quarter of Fiscal 1996, as it is deemed to be more likely than not that the deferred tax assets will be utilized. Accordingly, the Company's net income for fiscal 1997 and future years will require calculation of a tax

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    9. INCOME TAXES (CONTINUED)
provision based on statutory rates in effect. Until the NOLs are fully utilized or expire, this tax provision will not be paid in cash (other than to the extent of the federal alternative minimum tax and state minimum taxes) but will reduce the deferred tax asset on the balance sheet. The amount and availability of these NOLs are subject to review by the Internal Revenue Service.

    Under the provisions of the Internal Revenue Code, the occurrence of certain events may affect the Company's ability to utilize its NOLs. The Company does not believe any such events occurred during fiscal 1996.

    10. STOCKHOLDERS' EQUITY (DEFICIT)

    The Company's preferred stock, Series A Common Stock, Series B Common Stock and the common stock are comprised of the following (dollars in thousands):

                                                                                                       AUGUST 2,
                                                                           FEBRUARY 3,  FEBRUARY 1,       1997
                                                                              1996          1997      (UNAUDITED)
                                                                           -----------  ------------  ------------
Preferred stock:
  Authorized number of shares............................................      10,000         10,000        10,000
  Issued and outstanding number of shares................................      10,000              0             0
  Liquidation preference.................................................     $35,953             $0            $0

Series A Common Stock:
  Authorized number of shares............................................         n/a     27,600,000    27,600,000
  Issued and outstanding number of shares................................         n/a     12,760,800    12,760,800

Series B Common Stock:
  Authorized number of shares............................................         n/a         70,000        70,000
  Issued and outstanding number of shares................................         n/a         47,238        47,238
  Liquidation preference.................................................         n/a        $22,001       $23,283

Common stock:
  Authorized number of shares............................................     140,000            n/a           n/a
  Issued and outstanding number of shares................................     137,200            n/a           n/a

Treasury stock:
  Number of shares.......................................................       2,800              0             0

Warrants:
  Number of shares of Series A Common Stock..............................         n/a      2,739,348     2,739,348

    In conjunction with the Company's initial public offering, the Company intends to effectuate a 120-for-one stock split of its Series A Common Stock and anticipates a conversion of all outstanding Series B Common Stock into 7,659,889 shares of Common Stock (see Note 15--Subsequent Events). The Company's financial statements retroactively reflect such stock split. In addition, the Series A Common Stock will be redesignated as Common Stock. The Foothill Credit Facility prohibits the payment of dividends.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    10. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
PREFERRED STOCK

    The preferred stock was nonvoting and provided for cumulative dividends. Dividends in arrears amounted to approximately $12.5 million, or $1,245 per share at February 3, 1996. The Company did not declare or pay any dividends during fiscal 1996. The shares of preferred stock were redeemable by the Company at their issuance price plus accrued dividends, whether or not such dividends were earned or declared. Accrued dividends were deducted from net income to calculate net income applicable to common stockholders for historical earnings per share purposes (See Note 2--Basis of Presentation and Significant Accounting Policies). On June 28, 1996, the outstanding shares of preferred stock were surrendered for no consideration. Accordingly, at February 1, 1997, 10,000 shares are available for future issuance by the Company.

SERIES A COMMON STOCK

    During Fiscal 1996, the Company converted all outstanding shares of its common stock to 16,800,000 shares of Series A Common Stock. Pursuant to a Redemption Agreement dated June 28, 1996, the Company redeemed a total of 4,039,200 shares of its Series A Common Stock from certain stockholders of the Company for the aggregate amount of $11.8 million.

SERIES B COMMON STOCK

    In conjunction with the 1996 Private Placement, the Company issued 47,238 shares of Series B Common Stock to the SKM Investors (see Note 3--1996 Private Placement). Under the terms of the Series B Common Stock, the approval of holders of a majority of the Series B Common Stock, voting as a seperate class, is required to amend certain provisions of the Certificate of Incorporation and Bylaws, to authorize the issuance of equity securities of the Company ranking senior to or pari passu with the Series B Common Stock, to adopt or amend any certificate of designation with respect to the Company's preferred stock, to modify the rights of the Series B Common Stock in an adverse manner, to authorize the merger of the Company or the sale or disposition of all or substantially all its assets or any other business combination or acquisition transaction as to which stockholder approval is required, to authorize the adoption of any employee stock option or similar plan, to amend the Company's management stock option plan, or to authorize the payment of dividends or other distributions. The holders of Series A Common Stock and Series B Common Stock vote together as a single class on all other matters presented to stockholders.

    The Series B Common Stock is currently convertible into 7,659,889 shares of Series A Common Stock, which would represent 30.8% of the outstanding shares of the Series A Common Stock on a fully diluted basis. The conversion ratio is subject to adjustment under certain circumstances. In the event of a public offering, the liquidation preference and special voting rights of the Series B Common Stock terminate thirty days after any such event, provided certain conditions are met. The Series B Common Stock carries a liquidation preference initially equal to its purchase price, increasing by 12.5% per annum. After five years, if the Company has not effected an initial public offering, the holders of the Series B Common Stock have the right subject to certain conditions, to require the Company to repurchase the Series B Common Stock at a price equal to the greater of its liquidation preference or fair market value. The Company can avoid this repurchase by allowing the holders of the Series B Common Stock to sell the entire company. The

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    10. STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)
Series B Common Stock also has certain registration rights. For additional information on the Series B Common Stock, see Note 15--Subsequent Events.

COMMON STOCK

    During Fiscal 1994, an executive officer of the Company forwarded funds in the amount of $488,000 to the Company towards a subscription for shares to be issued to such executive officer, subject to approval of the Company's Board of Directors, at a future date. Such shares were not issued as of February 1, 1997. The Board of Directors determined to not issue such shares and refunded the $488,000 (unaudited) to such executive on July 31, 1997.

    During Fiscal 1996, the Company converted all outstanding shares of its common stock to 16,800,000 shares of Series A Common Stock.

TREASURY STOCK

    During Fiscal 1993, the Company purchased 2,800 shares of common stock (subsequently converted into 336,000 shares of Series A Common Stock) for treasury for an aggregate price of $50,000. An option was granted to an executive officer of the Company to purchase such shares for $50,000. On June 5, 1996, the executive officer exercised his option to purchase such shares of treasury stock.

WARRANTS

    In conjunction with the 1996 Private Placement on June 28, 1996 (see Note 3--1996 Private Placement), the Company sold to the Noteholder a warrant to purchase 1,992,252 shares of the Series A Common Stock of the Company at an exercise price of $2.677 per share. The Noteholder Warrant is exercisable for a ten year period beginning after the earlier of January 10, 1997 or the date the Series A Common Stock is first registered under the Securities Exchange Act of 1934. The Noteholder also has registration rights with respect to shares underlying the Noteholder Warrant. This Noteholder Warrant was valued for financial reporting purposes by an independent appraisal firm at approximately $1.9 million. This amount has been accounted for herein as a credit to additional paid-in capital, net of income taxes, and a discount to the Senior Subordinated Notes, and is being amortized over the six year term of the Senior Subordinated Notes.

    On June 28, 1996, the Company also issued a warrant to purchase 747,096 shares of the Series A Common Stock of the Company at an exercise price of $2.677 per share to Legg Mason. The Legg Mason Warrant was valued for financial reporting purposes by an independent appraisal firm at approximately $700,000. An amount equal to 49.4% of the value of the Legg Mason Warrant, determined on the basis of gross proceeds from the 1996 Private Placement, was attributable to the placement of the Senior Subordinated Notes, has been credited to paid-in capital and capitalized as deferred financing costs in other assets, and is being amortized over the six year term of the Senior Subordinated Notes.

    See Note 15--Subsequent Events for additional information about the warrants.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    11. STOCK OPTION PLAN

    On June 28, 1996, the Company approved the adoption of the 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan authorizes the granting of incentive stock options and nonqualified stock options to key employees of the Company. The Plan provides for the granting of options with respect to 1,743,240 shares of Series A Common Stock. The 1996 Plan is administered by a committee of the Board of Directors (the "Committee"). Options granted under the 1996 Plan will have an exercise price established by the Committee provided that the exercise price of incentive stock options may not be less than the fair market value of the underlying shares at the date of grant. The 1996 Plan also contains certain provisions that require the exercise price of incentive stock options granted to shareholders owning greater than 10% of the Company be at least 110% of the fair market value of the underlying shares. At February 1, 1997, no stock options were issued to any stockholders owning greater than 10% of the Company's stock. Unless otherwise specified by the Committee, options will vest at the rate of 20% six months from the date of grant and 20% on each of the first, second, third and fourth anniversaries of the date of grant. On June 28, 1996, options to purchase 1,444,080 shares were granted at the exercise price of $2.677 per share. No additional options were granted in Fiscal 1996. As of February 1, 1997, no options had been exercised under the 1996 Stock Option Plan and options to purchase 288,816 shares were exercisable. For additional information on additional options being granted under the 1996 Plan, see Note 15--Subsequent Events.

    Effective February 1, 1997, the Company adopted the provisions of SFAS 123. As permitted by SFAS 123, the Company has elected to continue to account for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25. Accordingly, no compensation expense has been recognized for stock-based compensation, since the options granted were at prices that equaled or exceeded their estimated fair market value at the date of grant. If compensation expense for the Company's stock options issued in 1996 had been determined based on the fair value method of accounting, for Fiscal 1996 the Company's net income would have been reduced to the pro forma amounts indicated below:

Net income--
  As reported..................................................  $30,441,000
  Pro forma....................................................  $30,210,000
Pro forma net income per share--
  As reported..................................................       $1.28
  Pro forma....................................................       $1.27

    The fair value of issued stock options was estimated on the date of grant using the Black-Scholes option pricing model incorporating the following assumptions for options granted in Fiscal 1996: no dividend yield or volatility factor; risk free interest rate of 6.46%; and an expected life of the options of five years. The weighted average grant date fair value for options granted during Fiscal 1996 was $0.74 per share.

    12. SAVINGS AND INVESTMENT PLAN

    The Company has adopted The Children's Place 401(k) Savings and Investment Plan (the "401(k) Plan"), which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan is a defined contribution plan established to provide retirement benefits for all employees who have completed one year of service with the Company and attained 21 years of age.

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    12. SAVINGS AND INVESTMENT PLAN (CONTINUED)
    The 401(k) Plan is employee funded up to an elective annual deferral and also provides an option for the Company to contribute to the 401(k) Plan at the discretion of the 401(k) Plan's trustees. The Company did not exercise its discretionary contribution option during Fiscal 1994, Fiscal 1995 and Fiscal 1996. In January 1997, the 401(k) Plan was amended whereby the Company will match the lesser of 50% of the participant's contribution or 2.5% of the participant's compensation.

    13. QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following table summarizes the quarterly financial data for the periods indicated (dollars in thousands):

                                                                            YEAR ENDED FEBRUARY 3, 1996
                                                                     ------------------------------------------
                                                                       FIRST     SECOND      THIRD     FOURTH
                                                                      QUARTER    QUARTER    QUARTER    QUARTER
                                                                     ---------  ---------  ---------  ---------
Net sales..........................................................  $  25,433  $  23,181  $  33,713  $  39,733
Gross profit.......................................................      7,224      5,530     11,640     14,232
Net income (loss)..................................................     (1,116)    (2,959)     2,382      3,347


                                                                            YEAR ENDED FEBRUARY 1, 1997
                                                                     ------------------------------------------
                                                                       FIRST     SECOND      THIRD     FOURTH
                                                                      QUARTER    QUARTER    QUARTER    QUARTER
                                                                     ---------  ---------  ---------  ---------
Net sales..........................................................  $  30,438  $  25,974  $  40,353  $  47,073
Gross profit.......................................................     10,238      7,873     16,976     18,965
Net income (loss)..................................................        637     (2,099)     5,312     26,591(1)

                                                                            YEAR ENDING JANUARY 31, 1998
                                                                     ------------------------------------------
                                                                       FIRST     SECOND      THIRD     FOURTH
                                                                      QUARTER    QUARTER    QUARTER    QUARTER
                                                                     ---------  ---------  ---------  ---------
Net sales..........................................................  $  39,203  $  33,534     --         --
Gross profit.......................................................     14,018      9,802     --         --
Net income (loss)..................................................      1,011     (1,744)    --         --

------------------------

(1) Includes a reversal of a valuation allowance on a net deferred tax asset (see Note 9--Income Taxes).

    14. RELATED PARTY TRANSACTIONS

    Concurrently with the 1996 Private Placement, the Company entered into a management agreement with SKM which provides for the payment of an annual fee of $150,000, payable quarterly in advance, in exchange for certain financial advisory services. Pursuant to the advisory agreement, the Company incurred fees to SKM of approximately $93,000 in Fiscal 1996 and approximately $75,000 during the six months ended August 2, 1997.

    For additional information about related party transactions, see Note 3--1996 Private Placement, Note 4--Short and Long Term Borrowings, and Note 10--Stockholders' Equity (Deficit).

                    THE CHILDREN'S PLACE RETAIL STORES, INC.

 (ALL INFORMATION RELATING TO THE SIX MONTHS ENDED AUGUST 3, 1996 AND AUGUST 2,
                              1997 IS UNAUDITED.)

    15. SUBSEQUENT EVENTS

    In July 1997, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission which, as amended, provides for an initial public offering of 4,000,000 shares of Common Stock. The Company intends to use the net proceeds of the proposed offering to (i) pay the principal amount of, and accrued interest on, the Senior Subordinated Notes, (ii) repurchase the Noteholder Warrant and (iii) repurchase two-thirds of the Legg Mason Warrant. As a result of the repayment of the Senior Subordinated Notes, the Company expects to incur a non-cash, extraordinary charge to earnings during the third quarter of Fiscal 1997 of approximately $1.7 million, resulting from the write-off of unamortized debt issuance costs and unamortized debt discount, net of taxes. The repurchase of the Noteholder Warrant and two-thirds of the Legg Mason Warrant will be accounted for as a reduction of additional paid-in capital. The repurchase price of the warrants will be equal to the initial public offering price per share, less the per share underwriting discount, less the per share exercise price of the warrants, multiplied by the number of shares covered by the warrant (or portion thereof) being purchased. The increase in the value of such warrants from the date of their issuance reflects the growth of the Company's business during the second half of Fiscal 1996 and during the first six months of Fiscal 1997.

    In conjunction with its proposed initial public offering, the Company intends to effect a 120-for-one stock split of the Series A Common Stock (the "Stock Split"), to convert all outstanding shares of the Series B Common Stock into 7,659,889 shares of Series A Common Stock (the "Series B Conversion") and to redesignate the Series A Common Stock as Common Stock (the "Reclassification"). Concurrently with the offering, the Company expects to issue 201,414 shares upon the exercise of one-third of the Legg Mason Warrant. In addition, the Company expects that, prior to the consummation of the initial public offering, the Company will amend and restate its certificate of incorporation and bylaws in order to, among other things, (i) effect the Series B Conversion, the Stock Split and the Reclassification, (ii) authorize 100,000,000 shares of Common Stock, $.10 par value per share, (iii) authorize one million shares of Preferred Stock, par value $1.00 per share, without designation, and (iv) provide for certain anti-takeover provisions.

    The Company also expects to enter into an amended and restated stockholders agreement with all of its existing stockholders. In addition, the Company intends to adopt a 1997 Stock Option Plan and is considering adopting an Employee Stock Purchase Plan. Moreover, it is expected that, prior to the public offering, options to purchase 299,160 shares of Common Stock at the initial public offering price, will be granted to one or more key employees under the 1996 Plan and that, thereafter, no further options will be granted under the 1996 Plan. As the options will be issued at the market price, the Company does not anticipate recognizing any additional compensation expense.

    16. UNAUDITED PRO FORMA BALANCE SHEET

    The unaudited pro forma balance sheet as of August 2, 1997 gives effect to the repurchase of the Noteholder Warrant and two-thirds of the Legg Mason Warrant for $25.8 million (based upon an assumed initial public offering price of $14.00 per share). This balance sheet assumes that the Company obtained $25.8 million of short term financing to consummate such warrant repurchases as of August 2, 1997.

    The Company intends to repurchase the Noteholder Warrant and two-thirds of the Legg Mason Warrant utilizing proceeds from the initial public offering as described in Note 15 and does not intend to finance this repurchase through short term financing.

                 (This page has been left blank intentionally.)

[THE INSIDE BACK COVER PAGE OF THE PROSPECTUS CONSISTS OF A GATEFOLD THAT SHOWS A LARGE PHOTOGRAPH OF SIX CHILDREN WEARING THE COMPANY'S APPAREL, ALONG WITH A LARGE VERSION OF THE COMPANY'S LOGO. ON THE INSIDE OF THE GATEFOLD ARE NUMEROUS PHOTOGRAPHS OF CHILDREN WEARING THE COMPANY'S APPAREL AND ACCESSORIES, INTERSPERSED WITH SMALL VERSIONS OF THE COMPANY'S LOGO.]

-----------------------------------------------
                                 -----------------------------------------------
-----------------------------------------------
                                 -----------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                             ---------------------
                               TABLE OF CONTENTS
                             ---------------------

                                                         PAGE
                                                       ---------
PROSPECTUS SUMMARY...................................          3
RISK FACTORS.........................................          8
COMPANY HISTORY......................................         15
USE OF PROCEEDS......................................         16
DIVIDEND POLICY......................................         16
CAPITALIZATION.......................................         17
DILUTION.............................................         18
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND
  OPERATING DATA.....................................         19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS................         21
BUSINESS.............................................         29
MANAGEMENT...........................................         37
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT.........................................         46
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......         49
DESCRIPTION OF CAPITAL STOCK.........................         52
SHARES ELIGIBLE FOR FUTURE SALE......................         54
UNDERWRITING.........................................         56
LEGAL MATTERS........................................         58
EXPERTS..............................................         58
ADDITIONAL INFORMATION...............................         58
INDEX TO FINANCIAL STATEMENTS........................        F-1

                             ---------------------

  UNTIL OCTOBER 13, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                4,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                  -----------
                                   PROSPECTUS
                                ----------------

                             MONTGOMERY SECURITIES
                          DONALDSON, LUFKIN & JENRETTE

                             SECURITIES CORPORATION
                               SMITH BARNEY INC.
                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                               SEPTEMBER 18, 1997

-----------------------------------------------
                                 -----------------------------------------------
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                                 -----------------------------------------------